MAKE MORE POSSIBLE

Rogers Communications Inc. | 2019 Annual Report

MAKE MORE POSSIBLE
Rogers Communications Inc. | 2019 Annual Report

OUR PURPOSE
To connect Canadians to a world of possibilities and the memorable moments that matter most in their lives
2 | ROGERS COMMUNICATIONS INC. 2019 ANNUAL REPORT

ABOUT ROGERS

TABLE OF CONTENTS

PAGE 3 About Rogers

PAGE 4 Life at Rogers

PAGE 6 Bringing 5G to Canadians First

PAGE 8 A Message from Edward

PAGE 10 A Message from Joe

PAGE 12 A Year in Review

PAGE 14 Senior Executive Officers

PAGE 15 Directors

PAGE 16 2019 Financial Report

PAGE 150 Corporate and Shareholder Information

2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC. | 3

ABOUT ROGERS
We are a team of proud Canadians dedicated to making more possible for our customers each and every day.
Our founder, Ted Rogers, believed in the power of communication to enrich, entertain, and embolden Canadians. He followed in his father’s footsteps, and at the age of 27, purchased his first radio station, CHFI.
From these modest beginnings, Rogers has From these modest beginnings, Rogers has grown to become a proud Canadian company – a company devoted to delivering the very best in wireless, residential, and media to Canadians and Canadian businesses.

PAGE 3 PAGE 4 PAGE 6 PAGE 8 PAGE 10
About Life at Bringing 5G to A Message A Message Rogers Rogers Canadians First from Edward from Joe
PAGE 12 PAGE 14 PAGE 15 PAGE 16 PAGE 150
A Year Senior Executive Directors 2019 Corporate and in Review Officers Financial Report Shareholder Information
2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC. | 3

# LIFE AT ROGERS
We are a team of proud Canadians who love to work at Rogers: 88% of our team recommend Rogers as a great place to work!
Incredible rewards, benefits & workplace
As a proud Canadian company, we offer some of the best benefits and perks around:
· Terrific discounts on our products and services, including the Toronto Blue Jays
· Robust Wealth Accumulation Program
· On-site fitness and health centres
· Open-concept workspaces and cafés to meet and collaborate
Amazing brands to build & grow your career
Our amazing brands offer meaningful growth opportunities:
· Over 100 brands to work for across radio stations, television stations, cable and wireless services, and sports
· Invest more than $40 million in employee programs every year
· Progressive programs for interns and new grads to get a head start in their career
· Strong local teams in every major Canadian city
4 | ROGERS COMMUNICATIONS INC. 2019 ANNUAL REPORT

An inclusive & diverse culture Our diverse team and culture are what set us apart: · 89% of our team say they feel included at work · Strong three-year inclusion and diversity targets · Recognized as one of Canada’s Best Diversity Employers Inspiring vision & leadership We have strong, experienced leaders: · 87% of our team recommend their manager as a great person to work for · We have engaging, authentic and transparent leaders who care about their team Strong commitment to the community and CSR We care deeply about the communities where we live and work, and integrating sustainability in our strategy: · We support the charities that matter most to our employees and help 80 charities through our annual volunteering program · CSR initiatives are focused on governance, our customers’ experience, our employees’ experience, our environmental footprint, community investment, and Canada’s economy 2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5ROGERS #MoreLove#Plus Damour

ROGERS 5G
Thirty-five years ago, Ted Rogers launched wireless services in Canada with a $500,000 loan. It was a bold and brave move. Ted’s courage and foresight laid the foundation for bringing 5G to Canadians.
BRINGING 5G TO CANADIANS FIRST
Investing to build Canada’s only national wireless network
· First to launch 1, 2, 3, 4G, and now 5G technology in Canada
· Invested over $30 billion in wireless networks over the past 35 years
Introducing Canada’s first 5G network
· Launched 5G in downtown Vancouver, Toronto, Ottawa, and Montreal
· We will expand to over 20 more markets in 2020
· Deployed 5G technology on 2.5 GHz spectrum with 600 MHz to follow
6 | ROGERS COMMUNICATIONS INC. 2019 ANNUAL REPORT

Partnering with Ericsson on 5G
· Builds on Rogers and Ericsson’s 30+ year partnership
· Ericsson is North America’s 5G partner of choice
Leading industry with
5G-ready unlimited plans
· First national carrier to introduce unlimited data plans with no data overages
· 1.4 million Canadians have already embraced these plans
· Drove 65% growth in data usage from
Rogers InfiniteTM users
Advancing 5G research and development
· Investing in made-in-Canada technology
· Established six key partnerships to research, incubate, and commercialize 5G technology
· Collaborating with global telecom leaders on 5G applications, network engineering, and security, to accelerate 5G adoption
2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC. | 7

Edward S. Rogers
Chair of the Board
Rogers Communications Inc.
A MESSAGE FROM EDWARD
Dear fellow shareholders,
2020 represents a milestone year for Rogers on two very historical and transformational fronts.
The first was 60 years ago when Ted Rogers made a bold decision to purchase CHFI radio, the country’s first FM station. In those early days, only 5% of homes could receive the station’s FM signal while its AM competitors could boast 100% access based on their more established format.
The second event occurred 35 years ago when Rogers made a visionary decision to launch a wireless network in Canada. While this investment in an emerging industry was met with skepticism, our company persevered and the Cantel network launched its first wireless call on Canada Day in 1985.
While both of these decisions are important from a historical basis, what is even more significant and common to both of these events is the underlying entrepreneurial leadership and courage that was needed to turn risk into successful, long-term opportunities.
As Rogers enters the next technology revolution of 5G, I am pleased to say that the successful and bold spirit that guided those early transformational events still embodies the spirit of Rogers today.
Rogers Communications is making the forward-looking decisions needed to drive the long-term success of all our businesses. Not only are these investments expected to create long-term value for shareholders, but they demonstrate that Rogers remains committed to leading our industry in innovation and keeping Canadians at the forefront of new technology.
Our customers are at the centre of everything we do, and our priority is to provide Canadians with products and services that offer the best value and best customer experience. With that in mind, Rogers was the first national telecom provider to offer Canadians unlimited wireless data plans. This customer-friendly rejuvenation of the marketplace is ensuring customers will no longer have to endure overage charges. Our customers have embraced these plans and we are excited they see the value in what these plans will provide them going forward.
We followed up on these popular plans with another major technological event earlier this year when Rogers
8 | ROGERS COMMUNICATIONS INC. 2019 ANNUAL REPORT

“We remain committed to leading our industry in innovation and keeping Canadians at the forefront of technology”
proudly launched Canada’s first 5G network. Like the importance of bringing the wireless industry to Canada 35 years ago, Rogers 5G will bring Canadians entertainment, innovation, and powerful new tools to assist in their personal lives and drive their professional lives and businesses for years to come.
Rogers remains the #1 choice for wireless needs with the most wireless customers in Canada. We also are the only company in Canada to offer Canadians a high-quality coast-to-coast-to-coast wireless facilities-based network.
In our Cable business, we continued to roll out our innovative Ignite TV to more customers and we are providing the fastest and most reliable Internet speeds across our entire cable footprint. The multi-decade investments in our four-product Cable business are ensuring our customers get the value, flexibility, and performance they require in these important home services.
At Rogers, we have a strong foundation of sports and media assets and we are very proud of our national sports presence and the contribution teams like the Blue Jays and Raptors make to Canada’s culture. We remain committed to making ongoing investments in our sports and media assets as we bring the best content and formats to our Canadian viewers and fans.
Shareholders are benefitting from the successful investments we are making across our businesses.
In 2019, we increased our dividend and completed notable share repurchases. Going forward, you should expect Rogers to maintain its disciplined and balanced approach to capital allocation, with a prioritization on growing our core businesses, while still returning meaningful amounts of capital to shareholders over the long term.
Each of our three main businesses is a valuable contributor to the social and economic fabric that makes Canada what it is today and what it will be in the future. I could not be happier with how the Rogers organization has embraced this responsibility and how it is positioned to lead on these fronts.
Rogers Communications is continuing to build on its legacy of putting customers first through driving innovation, embracing entrepreneurship, and executing on speed to market. These are characteristics that Ted Rogers founded and built our company on and they drive our organization today. I am confident in our Board of Directors, our CEO, our management, and the more than 25,000 team members whose abilities, passion, and hard work will allow us to meet the challenges in front of us today and rise to the exciting opportunities of tomorrow.
Edward S. Rogers
Chair of the Board
Rogers Communications Inc.
2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC.| 9

Joe Natale
President and CEO
Rogers Communications Inc.
A MESSAGE FROM JOE
My Fellow Shareholders,
I am pleased to share we made meaningful progress on our strategic priorities in 2019. We delivered best-in-class employee engagement, grew customer likelihood to recommend, and delivered industry-leading total shareholder return over the past three years. We also laid the groundwork to introduce new innovative services and technologies to Canadians.
Overall, we made a number of strategic moves to position Rogers for long-term growth.
Building a high-performing culture
I truly believe our success starts with our people – investing in their growth and building a strong and inclusive culture. In 2019, we continued to invest significantly in our team achieving an employee engagement score of 85%, five points above global best-in-class.
Our efforts were also recognized externally through numerous employment awards, including being named one of Canada’s Top Employers for Young People and one of Canada’s Most Admired Corporate Cultures.
Investing in our communities and Corporate Social Responsibility (CSR)
We care deeply about the communities where we live and work, and are committed to integrating sustainability into our strategy. In 2019, we contributed $14.1 billion to Canada’s economic footprint. We helped 80 charities through our annual volunteering program and contributed more than $60 million in cash and in-kind investments to help our communities thrive across Canada. Corporate
Social Responsibility is an integral part of our long-term strategy decisions with a focus on governance, our customers’ experience, our employees’ experience, our environmental footprint, community investment, and Canada’s economy. We report annually on our progress in our Corporate Social Responsibility report, which is based on independent external measurement of broad-based key indicators.
Investing in our customers’ experience
In 2019, we continued to make significant headway on our comprehensive multi-year plan to improve our customers’ experience. I am pleased to share we grew customer likelihood to recommend, improved service levels in customer care, and grew online digital adoption.
We also introduced a number of innovative new services such as Rogers Pro On-the-Go and announced a new customer solutions centre in Kelowna, B.C.
Bringing Canadians a superior IPTV service
We migrated 325,000 subscribers to Ignite TV. We significantly enhanced our product roadmap, launched global best-in-class WiFi hub technology, introduced customer self-install and added new content like Amazon Prime video.
Looking at 2020 we are excited about our product roadmap which includes enhanced smart home technologies, video entertainment flexibility, and exciting new content with the integration of popular streaming services.
10 ROGERS COMMUNICATIONS INC. 2019 ANNUAL REPORT

Bringing Canadians worry-free Wireless
In 2019, we led the industry with the launch of unlimited data plans and announced simple, interest-free device financing. We made this bold move to stimulate data use while improving our customer experience.
Rapid consumer adoption of these new plans reinforces the pent-up demand for clear, simple and worry-free Wireless services. In the first 6 months, 1.4 million customers chose our Rogers Infinite plans.
While this move created short-term financial impact given the loss in data overage revenue, it was a critical step to reposition Wireless for 5G and the long-term. Despite this transition, we still delivered strong growth in free cash flow and adjusted EBITDA while revenue was flat. If you exclude the impact of data overage losses, we continued to grow the underlying fundamentals in Wireless. Our 2020 targets reflect this continued transition.
This was a key strategic move and I am incredibly proud of our team for their leadership in this area.
Returning significant capital to shareholders
In 2019, we continued to return capital to shareholders, maintained the strength of our balance sheet, and delivered on our capital allocation priorities.
We returned $1.7 billion in cash to shareholders through dividends and share buy-backs – an almost 70% increase over last year.
Importantly, we delivered industry-leading total shareholder returns of 36% over the past three years.
Investing in 5G and Canada’s digital future
In 2019, we invested over $2.5 billion in digital infrastructure and network technology, the backbone of Canada’s digital economy. Thanks to these investments, Rogers was recognized with the “Best Network Experience” in Wireless and the “Fastest Internet Service Provider” in our residential business.
2020 marks the start of our multi-year rollout of 5G technology. Working with Ericsson, North America’s 5G partner of choice, we will bring 5G to over 20 markets including Vancouver, Toronto, Ottawa and Montreal.
“It is truly an exciting time for our company, our customers and our country “
5G will support a massive increase in the number of connected devices that will instantaneously connect everything – from smart cities and remote patient healthcare, to robotics and driverless vehicles – it is the biggest technological transformation since the launch of Wireless in 1985.
It is critical that we have a regulatory environment that facilitates and supports investment and allows a long-term perspective.
Looking ahead
It is truly an exciting time for our company, our customers, and our country. The innovations happening across our industry will forever change how Canadians connect to each other and the world around them.
As we celebrate our 60th anniversary in Canada, we will build on Ted’s legacy to connect Canadians to a world of possibilities and the moments that matter most in their lives.
I am tremendously proud of our team and their hard work and commitment to make more possible for Canadians.
My very best, Joe
2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

A YEAR IN REVIEW
Create best-in-class customer experiences by putting our customers first in everything we do
· Increased customer likelihood to recommend
· Grew customer self-serve and online digital adoption
· Introduced new device financing options to give customers more choice and transparency
· Introduced Rogers Pro On-the-Go™, a new retail service that delivers and sets up wireless devices to a customer’s location of choice
Deliver innovative solutions and compelling content that our customers will love
· Led the industry with the launch of Rogers Infinite unlimited data plans with no overage fees
· Launched Fido Data Overage Protection to help customers manage their wireless data, worry-free
· Expanded Ignite TV™ service across the entire Rogers cable footprint
· Invested $683 million to produce compelling Canadian content
Invest in our networks and technology to deliver leading performance and reliability
· Awarded “Best in Test” for overall wireless experience by Umlaut, a global benchmarking leader
· Awarded the 2019 Speedtest Award for Canada’s fastest Internet by Ookla™
· Secured 600 MHz 5G spectrum in every single province and territory
12 ROGERS COMMUNICATIONS INC. 2019 ANNUAL REPORT

Drive profitable growth in all the markets we serve
· Achieved revised 2019 financial guidance targets
· Returned $1.7 billion to shareholders
· Delivered industry-leading total shareholder return of 36% over the past three years
· Delivered strong growth in Cable driven by Internet leadership
Develop our people and a high performance culture
· Achieved a company-wide engagement score of 85%
· Recognized with 10 employment awards, including one of Canada’s Most Admired Corporate Cultures
· Recognized by the 2019 Bloomberg Gender-Equality Index for transparency in gender reporting
· Included on the LGBT Corporate Canadian Index for advancing equality in the workplace
Be a strong, socially responsible leader in our communities across Canada
· Contributed $14.1 billion to Canada’s economic footprint
· Contributed more than $60 million in cash and in-kind investments to help our communities thrive
· We report annually on our progress in a Corporate Social Responsibility report and utilize an outside firm to provide assurance on our key performance indicators
2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

SENIOR EXECUTIVE OFFICERS
As at March 5, 2020
1. Joe Natale President and
Chief Executive Officer
2. Eric P. Agius
Chief Customer Officer
3. Jordan R. Banks President, Media
4. Lisa L. Durocher Chief Digital Officer
5. Jorge Fernandes Chief Technology and Information Officer
6. Philip J. Hartling
President, Connected Home
7. Brent R. Johnston President, Wireless
8. Graeme McPhail
Chief Legal and Regulatory Officer and Secretary
9. Sevaun T. Palvetzian
Chief Communications Officer
10. Dean Prevost
President, Rogers for Business
11. James M. Reid
Chief Human Resources Officer
12. Tony Staffieri, FCPA, FCA Chief Financial Officer
14 ROGERS COMMUNICATIONS INC. 2019 ANNUAL REPORT

DIRECTORS
As at March 5, 2020
1. Edward S. Rogers Chair
2. John H. Clappison, FCPA, FCA
Lead Director
3. Bonnie R. Brooks, C.M.
Company Director
4. Robert Dépatie Company Director
5. Robert J. Gemmell Company Director
6. Alan D. Horn, CPA, CA
President and Chief Executive Officer, Rogers Telecommunications Limited
7. Philip B. Lind, C.M.
Vice Chair
8. John A. MacDonald Company Director
9. Isabelle Marcoux, C.M. Chair, Transcontinental Inc.
10. Joe Natale President and Chief Executive Officer
11. The Hon. David R. Peterson,
PC, QC
Chairman Emeritus,
Cassels Brock & Blackwell LLP
12. Loretta A. Rogers Company Director
13. Martha L. Rogers Company Director
14. Melinda M. Rogers Deputy Chair
2019 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 Financial Report

17	MANAGEMENT’S DISCUSSION AND ANALYSIS

19	Executive Summary
	19	About Rogers
	19	2019 Highlights
	21	Financial Highlights

22	Understanding Our Business
	22	Products and Services
	23	Competition
	25	Industry Trends

27	Our Strategy, Key Performance Drivers, and Strategic Highlights
	27	Our Strategic Priorities
	28	2019 Objectives
	28	Key Performance Drivers and 2019 Strategic Highlights
	30	2020 Objectives
	30	Financial and Operating Guidance

32	Capability to Deliver Results
	32	Leading Networks
	34	Powerful Brands
	34	Widespread Product Distribution
	34	First-Class Media Content
	35	Customer Experience
	35	Engaged People
	35	Financial Strength and Flexibility
	36	Widespread Shareholder Base and Dividends

37	2019 Financial Results
	37	Summary of Consolidated Results
	38	Key Changes in Financial Results This Year Compared to 2018
	39	Wireless
	40	Cable
	42	Media
	43	Capital Expenditures
	44	Review of Consolidated Performance
	47	Quarterly Results
	50	Overview of Financial Position

51	Managing Our Liquidity and Financial Resources
	51	Sources and Uses of Cash
	54	Financial Condition
	56	Financial Risk Management
	59	Dividends and Share Information
	61	Commitments and Contractual Obligations
	61	Off-Balance Sheet Arrangements

62	Governance and Risk Management
	62	Governance at Rogers
	63	Social Responsibility
	64	Income Tax and Other Government Payments
	65	Risk Management
	66	Risks and Uncertainties Affecting Our Business
	73	Controls and Procedures

74	Regulation In Our Industry
	76	Wireless
	78	Cable
	80	Media

82	Other Information
	82	Accounting Policies
	87	Key Performance Indicators
	89	Non-GAAP Measures and Related Performance Measures
	91	Summary of Financial Results of Long-Term Debt Guarantor
	92	Five-Year Summary of Consolidated Financial Results

16     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2019. This MD&A should be read in conjunction with our 2019 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 5, 2020 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, first quarter refers to the three months ended March 31, 2019, second quarter refers to the three months ended June 30, 2019, third quarter refers to the three months ended September 30, 2019, fourth quarter refers to the three months ended December 31, 2019, this year refers to the twelve months ended December 31, 2019, and last year refers to the twelve months ended December 31, 2018. All results commentary is compared to the equivalent periods in 2018 or as at December 31, 2018, as applicable, unless otherwise indicated.

Effective January 1, 2019, we adopted the new accounting standard, IFRS 16, Leases (IFRS 16), that is discussed in “Accounting Policies” in this MD&A. The adoption of IFRS 16 had a significant effect on our reported results. Due to our selected transition method, we have not restated our prior year comparatives.

Effective January 1, 2019, we redefined free cash flow, a non-GAAP measure, such that we no longer adjust for the “net change in contract asset and deferred commission cost asset balances”. We redefined free cash flow to simplify this measure and believe removing this adjustment will make us more comparable within our industry. See “Non-GAAP Measures and Related Performance Measures” for more information.

™ Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2020 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary, that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes conclusions, forecasts, and projections related to the following items, some of which are non-GAAP measures (see “Non-GAAP Measures and Related Performance Measures”), among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	reduction of our debt leverage ratio; and
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this MD&A includes, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2020 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking information.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic, geopolitical, and other conditions affecting commercial activity;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and/or communications industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

18     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 25,300 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in three reportable segments. See “Understanding Our Business” for more information.

2019 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31

(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg
Consolidated
Total revenue	15,073	15,096	–
Total service revenue [2]	12,965	12,974	–
Adjusted EBITDA [3]	6,212	5,983	4
Adjusted EBITDA margin [3]	41.2%	39.6%	1.6 pts

Net income	2,043	2,059	(1)
Adjusted net income [3]	2,135	2,241	(5)

Basic earnings per share	$3.99	$4.00	–
Adjusted basic earnings per share [3]	$4.17	$4.35	(4)

Capital expenditures [4]	2,807	2,790	1
Cash provided by operating activities	4,526	4,288	6
Free cash flow [3,5]	2,278	2,134	7
Wireless
Service revenue	7,156	7,091	1
Revenue	9,250	9,200	1
Adjusted EBITDA	4,345	4,090	6
Adjusted EBITDA margin	47.0%	44.5%	2.5 pts
Cable
Revenue	3,954	3,932	1
Adjusted EBITDA	1,919	1,874	2
Adjusted EBITDA margin	48.5%	47.7%	0.8 pts
Media
Revenue	2,072	2,168	(4)
Adjusted EBITDA	140	196	(29)
Adjusted EBITDA margin	6.8%	9.0%	(2.2 pts )

[1]

Effective January 1, 2019, we adopted IFRS 16, with the ongoing impact of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effect of IFRS 16. See “Accounting Policies”.

[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[5]	2018 free cash flow has been restated to adapt to our current definition. See “Non-GAAP Measures and Related Performance Measures” for more information.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     19

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2019	2018 [1]	Chg
Subscriber results (in thousands) [2]
Wireless postpaid net additions	334	453	(119)
Wireless prepaid net losses	(97)	(152)	55
Wireless subscribers [3]	10,840	10,783	57

Internet net additions	104	109	(5)
Internet subscribers	2,534	2,430	104

Television net losses	(106)	(55)	(51)
Television subscribers	1,579	1,685	(106)

Phone net (losses) additions	(44)	8	(52)
Phone subscribers	1,072	1,116	(44)

Total service unit net (losses) additions [4]	(46)	62	(108)
Total service units [4]	5,185	5,231	(46)
Additional Wireless metrics [2]
Postpaid churn (monthly)	1.11%	1.10%	0.01 pts
Blended ABPU (monthly)	$66.23	$64.74	$1.49
Blended ARPU (monthly)	$55.49	$55.64	($0.15)
Ratios
Capital intensity [2]	18.6%	18.5%	0.1 pts
Dividend payout ratio of net income [2]	50.0%	48.0%	2.0 pts
Dividend payout ratio of free cash flow [2,5]	44.9%	46.3%	(1.4 pts )
Return on assets [2]	5.5%	6.5%	(1.0 pts )
Debt leverage ratio [5]	2.9	2.5	0.4
Employee-related information
Total active employees	25,300	26,100	(800)

[1]

Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See “Accounting Policies”.

[2]	As defined. See “Key Performance Indicators”.
[3]

Effective October 1, 2019, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 53,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business. Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

[4]	Includes Internet, Television, and Phone subscribers.
[5]

These ratios use free cash flow, adjusted EBITDA, and adjusted net debt, all of which are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

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FINANCIAL HIGHLIGHTS

REVENUE

•	Revenue remained stable this year, driven by Wireless and Cable service revenue growth of 1%, offset by a 4% decline in Media revenue.
•

Wireless service revenue increased largely as a result of continuing to monetize the increasing demand for data in the first half of the year along with a disciplined approach around subscriber base management. This increase was partially offset by a decrease in overage revenue (as a result of the faster-than-expected subscriber adoption of our new Rogers Infinite™ unlimited data plans) and an elevated competitive market environment in the second half of 2019.

•

Cable revenue increased by 1% as a result of the 7% increase in Internet revenue, due to the general movement of customers to higher speed and usage tiers, the impact of Internet service pricing changes, and a larger subscriber base. The increase was partially offset by lower Television and Phone revenue, primarily due to Television and Phone subscriber losses over the past year and the impact of promotional pricing provided to subscribers. We continue to see an ongoing shift in product mix to higher-margin Internet services, with 68% of our residential Internet base at the end of 2019 on plans with download speeds of 100 megabits per second or higher compared to 60% at the end of 2018.

•

Media revenue decreased as a result of the sale of our publishing business during the year and lower revenue at the Toronto Blue Jays, primarily due to a distribution from Major League Baseball in 2018, partially offset by higher Sportsnet and TSC revenue. Excluding the impact of the sale of our publishing business and the distribution from Major League Baseball last year, Media revenue would have increased by 1% this year.

ADJUSTED EBITDA

•

Adjusted EBITDA increased 4% this year, with a consolidated adjusted EBITDA margin of 41.2%, an expansion of 160 basis points. This increase was primarily driven by Wireless, with a 250 basis point expansion to 47.0%, and Cable, with an 80 basis point expansion to 48.5%.

•

Wireless adjusted EBITDA increased 6% this year as a result of the impact of adopting IFRS 16, which contributed approximately 4% of the overall growth, and various cost efficiencies and productivity initiatives.

•	Cable adjusted EBITDA increased 2% this year as a result of strong Internet revenue growth and various cost efficiencies.
•

Media adjusted EBITDA decreased 29% this year primarily as a result of decreased revenue as discussed above, which led to a margin of 6.8%, down 220 basis points from last year. Excluding the impact of the sale of our publishing business and the distribution from Major League Baseball last year, Media adjusted EBITDA would have increased by 1% this year.

NET INCOME AND ADJUSTED NET INCOME

•

Net income decreased 1% and adjusted net income decreased 5% primarily as a result of higher depreciation and amortization and higher finance costs, partially offset by higher adjusted EBITDA. See “Review of Consolidated Performance” for more information.

SUBSTANTIAL FREE CASH FLOW SUPPORTS FINANCIAL FLEXIBILITY

•

Our substantial cash flow generation enabled us to continue making investments in our network and returning substantial capital to shareholders through dividends and our normal course issuer bid (NCIB) programs. We paid $1,016 million in dividends in 2019. In addition, we purchased 9.9 million shares under our NCIB programs for $655 million in 2019.

•

Our cash provided by operating activities increased by 6% this year, primarily as a result of higher adjusted EBITDA. Free cash flow increased 7% this year to $2,278 million as a result of higher adjusted EBITDA, partially offset by higher interest on borrowings.

•

Our debt leverage ratio was 2.9 as at December 31, 2019, up from 2.5 as at December 31, 2018, driven by the acquisition of 600 MHz spectrum licences in 2019 and the impact of adopting IFRS 16, which contributed 0.2 of the increase.

•

Our overall weighted average cost of borrowings was 4.30% as at December 31, 2019 (2018 – 4.45%) and our overall weighted average term to maturity on our debt was 14.1 years as at December 31, 2019 (2018 – 10.7 years).

•

We ended the year with approximately $2.5 billion of available liquidity (2018 – $2.4 billion), including $1.6 billion (2018 – $1.6 billion) available under our bank and letter of credit facilities, $0.4 billion (2018 – $0.4 billion) available under our $1.05 billion accounts receivable securitization program, and $0.5 billion (2018 – $0.4 billion) in cash and cash equivalents.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Understanding Our Business

Rogers is a leading Canadian technology and media company.

THREE REPORTABLE SEGMENTS

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

See “Capability to Deliver Results” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. Our postpaid and prepaid wireless services are offered under the Rogers™, Fido™, and chatr™ brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile high-speed Internet access, including our Rogers Infinite unlimited data plans;
•	wireless voice and enhanced voice features;
•	Rogers Pro On-the-Go™, a personalized service experience for device delivery and setup to a customer’s location of choice within the service area;
•	device financing;
•	wireless home phone;
•	device protection;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home™ and Fido Roam™;
•	bridging landline phones with wireless phones through products like Rogers Unison™;
•	machine-to-machine solutions and Internet of Things (IoT) solutions; and
•	advanced wireless solutions for businesses.

In 2019, we were the first national carrier to launch unlimited data through our Rogers Infinite plans. These plans provide customers with a shareable pool of high-speed LTE data and unlimited data at reduced speeds thereafter, thereby eliminating data overage fees on these plans. The reduced speed data is fast enough to send instant messages and emails, browse the Internet, engage in social media, or stream standard definition video.

CABLE

We are one of the largest cable providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses across Canada that aim to meet the increasing needs of today’s critical business applications.

In 2018, we launched our new Internet protocol (IP) television product, Ignite TV™, to our entire Ontario Cable footprint; in 2019, we expanded Ignite TV to our remaining Cable footprint in New Brunswick and Newfoundland. Ignite TV, which is licensed from Comcast Corporation (Comcast), delivers a high-value, premium service with advanced features and video experiences and is the foundation to a robust product roadmap of innovation leading to a truly connected home service.

We have adopted Comcast’s new WiFi solution as a next step on our innovation roadmap. This whole-home networking solution provides customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform links to Data Over Cable Service Interface Specifications (DOCSIS) 3.1 WiFi gateway devices to deliver fast, reliable connectivity in the home and allows customers to easily add and control devices and pair Ignite WiFi™ pods that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;
•	Rogers Ignite™ and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
•	Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage; and
•	Rogers™ Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;
•	cloud-based digital video recorders (DVRs) available with Ignite TV services;

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•	voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW™, and Amazon Prime Video on Ignite TV;
•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•	an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including regular season Toronto Blue Jays™ home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games; and
•	televised content delivered on smartphones, tablets, and personal computers through the Rogers Anyplace TV™ app.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•

voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions; and
•	extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity.

MEDIA

Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre™ event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our agreement with the NHL (NHL Agreement), which runs through the 2025-2026 NHL season, allows us to deliver more than 1,200 regular season games per season across television, smartphones, tablets, and personal computers, both through traditional streaming services as well as through NHL LIVE. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:

•	Sportsnet’s four regional stations along with Sportsnet ONE™, Sportsnet 360™, and Sportsnet World™;
•	Citytv™ network, which, together with affiliated stations, has broadcast distribution to approximately 82% of Canadian individuals;
•	OMNI™ multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include FX (Canada), FXX (Canada), and OLN (formerly Outdoor Life Network); and
•	TSC™, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™.

We also offer a range of digital services and products, including:

•	our digital sports-related assets, including NHL LIVE, Sportsnet NOW™, and Sportsnet NOW+™;
•	other digital assets including FXNOW and Citytv NOW™; and
•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

OTHER

We offer the Rogers™ World Elite Mastercard, Rogers™ Platinum Mastercard, and the Fido™ Mastercard, credit cards that allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

COMPETITION

The telecommunications industry is a highly competitive industry served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is very capital intensive and requires meaningful, continual investments to implement next-generation technology and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see “Regulation In Our Industry”).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Traditional wireline telephony and television services are now offered over the Internet. Consumers continue to change how they choose to communicate or watch video, and this is changing the mix of packages and pricing that service providers offer and could affect churn levels.

In the media industry, there also continues to be a shift in consumer viewing habits towards digital and online media consumption and advertisers are directing more advertising dollars to those media channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, and branding and positioning.

•

Wireless technology – our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We are also working to expand our 5G network to further these capabilities. We compete with BCE Inc. (Bell) and TELUS Corporation (Telus) at a national level, and with Shaw Communications Inc. (Shaw), Videotron, SaskTel, and Eastlink Inc. (Eastlink) at a regional level, all of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi “hotspots” and mobile virtual network operators (MVNO), such as Primus.

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Shaw, including their flanker brands Virgin Mobile (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•

Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space.

•	Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•

Spectrum – we currently have the largest spectrum position in the country. Innovation, Science and Economic Development Canada (ISED Canada) has announced that flexible use licences in a 200 MHz frequency range from 3450-3650 MHz will be issued to both existing and new wireless licensees, with an auction of the 3500 MHz spectrum not retained by existing licensees to occur in December 2020. The 3500 MHz spectrum, along with other frequency bands, is essential to the deployment of 5G networks. An additional future high-frequency spectrum release is currently planned to take place in 2022. The outcome of these auctions may increase competition. See “Regulation In Our Industry” for more information.

CABLE

Internet

We compete with other Internet service providers (ISPs) that offer fixed connection residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with, among others:

•	Bell’s Internet services in Ontario, New Brunswick, and on the island of Newfoundland; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable Third-Party Internet Access (TPIA) services in local markets.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

•	Ontario – Bell, Cogeco Data Services, and Zayo;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell and Eastlink; and
•	Western Canada – Shaw and Telus.

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, and other satellite and IPTV providers;
•	over-the-top (OTT) video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content; and
•

over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

•	Bell’s wireline phone service in Ontario, New Brunswick, and on the island of Newfoundland;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Primus and Comwave), other VoIP-only service providers (such as Vonage and Skype), and other voice applications riding over the Internet access services of ISPs (such as Facebook and WhatsApp); and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

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MEDIA

Competition in Sports Media and Entertainment includes other:

•	televised and online sports broadcasters;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues;
•	professional sports teams, for merchandise sales revenue; and
•	new digital sports media companies.

Television and Radio, both of which are both focused on local and regional content, compete for audiences and advertisers with:

•	other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•	OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content;
•	OTT radio offerings, such as iHeartRadio, Apple Music, Spotify, and Radioplayer Canada;
•	other media, including newspapers, magazines, and outdoor advertising; and
•	other technologies available on the Internet or through the cloud, such as social media platforms, online web information services, digital assistants, music downloading, and portable media players.

TSC competes with:

•	retail stores and their related e-commerce websites;
•	web-only e-commerce sites, including social commerce;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our digital media products compete for readership and advertisers with:

•	online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
•	magazines, both digital and printed; and
•	other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is very capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and, in particular, regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See “Risks and Uncertainties Affecting Our Business” and “Regulation In Our Industry” for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers are investing in the next generation of broadband wireless data networks, such as Licensed Assisted Access and 5G technologies, to support the growing data demand and new products and applications.

In 2019, we were the first national carrier in Canada to launch unlimited data plans. Along with Rogers, certain other wireless carriers in Canada have introduced new unlimited wireless data plans that are simpler for customers to understand, allow for increased consumer data usage, and eliminate overage fees that were being incurred on legacy plans.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers have also introduced wireless device financing, whereby consumers can finance the full cost of the device over a 24-month term at 0% interest. We believe being able to finance devices over 24 months will reduce subscriber churn.

In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact subscriber churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

Wireless market penetration in Canada is approximately 89% of the population and is expected to continue growing, per the Bank of America Merrill Lynch October 2019 Global Wireless Matrix.

CABLE TRENDS

Technology advancement, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is very capital intensive, and a strong Internet offering is the backbone to effectively serving this market. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) have been growing with increased adoption of OTT services. The Canadian Radio-television and Telecommunications Commission’s (CRTC) decision to lower wholesale Internet access rates may also adversely affect companies that wholesale Internet services (see “Regulation In Our Industry” for more information).

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 Gbps or higher and Internet offerings with unlimited bandwidth. Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, and playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity DOCSIS 3.1 and fibre-to-the-home (FTTH) technologies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms and data centres that combine voice, data, and video solutions onto a single distribution and access platform. As next generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

Broadcast television technology continues to improve with 4K TV broadcasts and high dynamic range (HDR) for higher resolution and improved video image colour and saturation.

The CRTC Basic Telecommunications Services decision in 2016 established several criteria to improve Internet access for Canadian residents and businesses. As a result, the CRTC believes fixed broadband subscribers should have access to speeds of at least 50 Mbps download and 10 Mbps upload, and access to a service with an unlimited data allowance.

The CRTC has created a new code of conduct for Internet services, which came into effect on January 31, 2020, in order to establish guidelines for consumer interactions with their ISPs.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products, such as magazines, have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to shift their spending from conventional TV and print publishing to digital platforms.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources in order to compete with digital competitive factors. Technology has allowed new entrants and even individuals to become media players in their own right.

Some players have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

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Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our long-term vision to become number one, we set annual objectives to measure progress on our six strategic priorities and to address short-term opportunities and risks.

OUR STRATEGIC PRIORITIES

Our long-term vision builds on our many strengths, including our unique mix of network and media assets. Our focus is clear: deliver best-in-class engagement, a best-in-class customer experience, and industry-leading shareholder value.

To achieve this vision, our strategic priorities are as follows:

•	Create best-in-class customer experiences by putting our customers first in everything we do;
•	Invest in our networks and technology to deliver leading performance and reliability;
•	Deliver innovative solutions and compelling content that our customers will love;
•	Drive profitable growth in all the markets we serve;
•	Develop our people and a high performance culture; and
•	Be a strong, socially responsible leader in our communities across Canada.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

Everything starts and ends with our customers, so improving their experience is core to our strategy. We obsess over our customers’ end-to-end service experiences by listening carefully to the voice of our customers and to the voice of our frontline. We will continue to focus on making things clear, simple, and fair for our customers while we evolve our channel strategy and continue to build our digital capabilities so our customers have reliable and consistent experiences across our channels.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

We believe that networks are the lifeblood of our business and world-class performance is critical to our future. Our plan is to deliver high-performing network services with a focus on core performance and reliability. Our investments in our cable network will allow us to continue to improve Cable Internet performance and reliability. Accelerated investments in our wireless network are necessary to keep up with our customers’ growing data demands while launching 5G in Canada.

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

Innovation has always been a part of our DNA. We strive to deliver compelling products and innovative solutions to our customers that make their lives easier. We will do this by leveraging proven technologies and remarkable innovations from across the globe, making them more cost-effective for us.

Rogers has some of the most sought-after media assets in Canada, including a deep roster of leading sports assets, top radio stations, and award-winning television programming. Canadians expect to be able to consume the content they want, when and where they want. We will continue to invest in delivering the content our audiences value and want most, delivered on their screens of choice.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

The overarching goal of our plan is to accelerate revenue growth in a sustainable way and to translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders. Our focus is on our core growth drivers with a strong capability in cost management to support future investments.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

Our people and our culture are the heart and soul of our success, and their passion for our customers and our company is remarkable. A high-performing culture is integral to our success and that starts by investing in our team and their experience as employees. We are working to strengthen our employment brand and to make Rogers a top employer known for attracting and retaining the best talent. This means fostering an open, trusting, and diverse workplace grounded in accountability and performance.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

Giving back where we live and work is an important part of who we are. Our goal is to be a relevant and respected community leader in each region of our country. This means leveraging our strong local teams to be active and engaged volunteers in our communities and to deliver a strong, regionally empowered program.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 OBJECTIVES

For 2019, we set forth the following objectives related to our strategic priorities.

Strategic Priority	2019 Objectives

Create best-in-class customer experiences by putting our customers first in everything we do

Improve our end-to-end customer experience by creating frictionless multi-channel capabilities; invest in distribution improvements; simplify frontline tools; and deliver personalized online tools and apps to improve our customers’ experiences

Invest in our networks and technology to deliver leading performance and reliability	Deliver network performance and a system stability plan that supports our 5G and Connected Home roadmaps by increasing our fibre deployments, densifying our network, and modernizing our IT systems

Deliver innovative solutions and compelling content that our customers will love

Deliver solutions that will grow our core businesses by expanding our 5G network capabilities, extending our Ignite Connected Home products, and growing our compelling content and data-driven advertising solutions

Drive profitable growth in all the markets we serve	Drive company-wide financial results by achieving our financial goals and 2019 guidance while investing to support future growth and driving a focus on cost management and margin improvement

Develop our people and a high performance culture	Build our culture and our reputation by cultivating strong, accountable leaders in a high-performing culture, sustaining and growing best-in-class engagement, and becoming a destination for talent

Be a strong, socially responsible leader in our communities across Canada	Become a strong home team in each region by growing our community investment and giving program, building on our regional focus, and supporting our rural and affordable access agenda

KEY PERFORMANCE DRIVERS AND 2019 STRATEGIC HIGHLIGHTS

The following achievements display the progress we made towards meeting our refocused strategic priorities and the objectives we set along with them, as discussed above.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

•	Increased our customer likelihood to recommend scores across all business units.
•	Improved service levels in our call centres and reduced the average handle time.
•	Grew online digital adoption and reduced call volume into our call centres.
•	Launched Rogers Infinite unlimited data plans with no overage charges, the first national Canadian carrier to introduce such plans.
•	Introduced 24-month $0 down, interest-free wireless device financing on Rogers Infinite plans.
•	Attracted 1.4 million customers to our new Rogers Infinite unlimited data plans.
•	Announced a new customer solutions centre in Kelowna, BC, to better serve our customers across time zones.
•	Launched Rogers Pro On-the-Go, a new, personalized retail service that delivers and sets up new wireless devices to the customer’s location of choice within the service area.
•	Launched Fido Data Overage Protection, which pauses data usage when a customer’s limit is reached so they can enjoy their wireless services worry-free.
•	Ended the year with over 325,000 subscribers on Ignite TV, the foundation of our Connected Home future.
•	Invested in our IT infrastructure to improve system stability, decreasing customer-impacting minutes by over 80%.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

•

Secured 20-year 600 MHz spectrum licences covering all provinces and territories across the country for a total price of $1.7 billion to give our customers the best wireless experience. This low-frequency spectrum is a critical foundation for deploying 5G technology across Canada.

•

Announced our initial rollout of Canada’s first 5G network in downtown Vancouver, Toronto, Ottawa, and Montreal in preparation for the commercial availability of 5G devices in 2020; we expect to expand the Rogers 5G network to over 20 more markets in 2020.

•

Became a founding member of the 5G Future Forum, which will collaborate to develop interoperable 5G standards for Mobile Edge Computing across key geographic regions, including the Americas, Asia-Pacific, and Europe.

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•

Turned on Canada’s first 5G-powered campus at the University of British Columbia to facilitate pre-commercial research and testing of 5G applications and announced a three-year partnership agreement with the University of Waterloo to advance 5G research.

•	Announced the launch of a 5G innovation hub that will test 5G applications and use cases at Communitech in Waterloo.
•

Awarded “Best in Test” for overall wireless customer experience nationally by Umlaut, a global mobile network benchmarking leader, based on measurement testing conducted between May 6 and July 15, 2019.

•	Awarded, in October 2019, the 2019 Speedtest® Award for Canada’s Fastest Internet by Ookla, a global leader in fixed broadband mobile network testing.
•	Announced a reciprocal roaming arrangement with AT&T to extend LTE-M coverage for IoT customers throughout Canada and the United States.

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

•	Launched Sportsnet Now and Amazon Prime Video on Ignite TV.
•	Launched Ignite TV in Newfoundland and New Brunswick.
•	Invested $683 million during the 2019 broadcast year to create and produce compelling Canadian content.
•	Launched the Ignite WiFi Hub app and introduced Wall-to-Wall WiFi pods to manage home WiFi networks and enhance WiFi connectivity in homes.
•	Partnered with the Aboriginal Peoples Television Network to broadcast the first-ever NHL game in Plains Cree.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

•	Achieved our revised 2019 guidance targets.
•	Grew adjusted EBITDA by 4%.
•	Attracted 334,000 net new wireless postpaid subscribers and 104,000 net new Internet subscribers.
•	Returned $1.7 billion to shareholders through dividend payments and share repurchases.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

•	Achieved a company-wide engagement score of 85%, five points above global best-in-class companies.
•	Recognized, in November 2019, as one of Canada’s Top 100 employers by MediaCorp Canada Inc. for the 7th year in a row.
•	Recognized, in November 2019, as one of Canada’s Most Admired Corporate Cultures by Waterstone.
•	Recognized, in July 2019, as one of the 50 Most Engaged Workplaces in North America by Achievers for our leadership and innovation in engaging our employees and workplaces.
•	Named to the 2019 Bloomberg Gender-Equality Index in January 2019, which named 230 companies committed to transparency in gender reporting and advancing women’s equality in the workplace.
•	Recognized, in March 2019, as one of Canada’s Best Diversity Employers by MediaCorp Canada Inc.
•	Named, in May 2019, to the LGBT Corporate Canadian Index, an index that recognizes companies advancing equality.
•

Announced a $10 million investment to support a new cybersecurity centre at Ryerson University focused on building diverse digital skills of the future and to help fulfill our ongoing demand for skilled cybersecurity professionals.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

•	Contributed $14 billion in economic value to the Canadian economy.
•	Contributed over $60 million through cash and in-kind investments to help our communities thrive.
•	Made a meaningful difference in the lives of youth through the Ted Rogers Scholarship Fund, Jays Care Foundation, and the Ted Rogers Community Grants program.
•	Expanded our Connected for Success affordable broadband program to 335 community housing partners.
•	Raised over $2 million for over 1,100 charities during Give Together Month, with Rogers matching employee donations up to $1,000.
•	Volunteered 20,000 hours to support 80 volunteer events across Canada for our second annual Give Together™ Volunteer Days.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2020 OBJECTIVES

Strategic Priority	2020 Objectives

Create best-in-class customer experiences by putting our customers first in everything we do	Evolve our customer experience across all our channels; solve customer problems the first time they contact us; and invest in tools to create frictionless digital and frontline experiences.

Invest in our networks and technology to deliver leading performance and reliability	Continue our cable and wireless network uplift programs; accelerate our network leadership in 5G and IoT; and deliver reliable systems and leverage emerging technologies.

Deliver innovative solutions and compelling content that our customers will love	Drive a growth agenda in each of our lines of business; create capabilities to establish great partnerships; and challenge the core value propositions in each of our businesses.

Drive profitable growth in all the markets we serve	Deliver on our 2020 financial commitments and execute on our cost management playbook.

Develop our people and a high performance culture	Build our culture and reputation as a great Canadian company; attract diverse talent that builds our future workforce; and deliver a differentiated and rewarding employee experience.

Be a strong, socially responsible leader in our communities across Canada	Grow our presence both locally and regionally; distinguish our community investment and social responsibility programs; and grow our business in key underserved markets across Canada.

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2019 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2019 financial metrics.

(In millions of dollars, except percentages)	2018 Actual	2019 Guidance Ranges	2019 Actual		Achievement
Consolidated Guidance [1]
Revenue	15,096	Decrease of 1% to increase of 1%	15,073	(0.2)%	✓

Adjusted EBITDA [2]	5,983	Increase of 3% to 5%	6,212	3.8%	✓

Capital expenditures [3]	2,790	2,750 to 2,850	2,807	n/m	✓

Free cash flow [2,4]	2,134	Increase of 100 to 200	2,278	6.7%	✓

n/m	– not meaningful
[1]

The table outlines guidance ranges for selected full-year 2019 consolidated financial metrics provided in our January 25, 2019 earnings release and subsequently updated on October 22, 2019. Guidance ranges presented as percentages reflect percentage increases or decreases over 2018 actual results.

[2]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[4]

Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the “net change in contract asset and deferred commission cost asset balances”. We redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry. Free cash flow presented above reflects this change.

2020 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2020, we expect relatively stable service revenue and that growth in adjusted EBITDA will drive higher free cash flow. In 2020, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders. We are providing a guidance range for total service revenue this year as this metric more closely reflects our core business with our customers.

(In millions of dollars, except percentages)	2019 Actual	2020 Guidance Ranges [1]
Consolidated Guidance
Total service revenue [2]	12,965	Decrease of 2% to increase of 2%
Adjusted EBITDA [3]	6,212	Increase of 0% to 2%
Capital expenditures [4]	2,807	2,700 to 2,900
Free cash flow [3]	2,278	Increase of 2% to 4%

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2019 results.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

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The above table outlines guidance ranges for selected full-year 2020 consolidated financial metrics. These ranges take into consideration our current outlook and our 2019 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2020 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting Our Business”, the material assumptions listed below under “Key underlying assumptions”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2020 guidance ranges presented in “2020 Full-Year Consolidated Guidance” are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2020:

•	continued increase in competitive intensity in all segments in which we operate;
•	a substantial portion of our 2020 US dollar-denominated expenditures is hedged at an average exchange rate of $1.30/US$;
•	key interest rates remain relatively stable throughout 2020;
•	no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions issued during 2020 could materially alter underlying assumptions around our 2020 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•	specifically, we continue to charge the interim rates, as set in March 2016, to resellers of our high-speed Internet access services;
•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2020 compared to 2019;
•	an overall shift in the market dynamics to unlimited data wireless service plans and wireless device financing;
•	lower overage revenue, most notably in the first half of 2020, as a result of the introduction of our Rogers Infinite plans late in the second quarter of 2019;
•	overall wireless market penetration in Canada grows in 2020 at a similar rate as in 2019;
•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics or accelerated shifts in consumer video and/or data consumption;
•

continued subscriber growth in Wireless and Internet; stable to declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product; and a decline in our Phone subscriber base;

•	in Media, continued growth in sports and declines in certain traditional media businesses; and
•	with respect to the increase in capital expenditures:
•

we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our Connected Home roadmap in 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	is the only national network in Canada fully owned by a single carrier;
•	was the first LTE high-speed network in Canada;
•	was the first 5G network in Canada;
•	reached 96% of the Canadian population as at December 31, 2019 on our LTE network alone;
•	is supported by voice and data roaming agreements with international carriers in more than 200 destinations, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with three regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

We are augmenting our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment. We increased our 5G-related trials across key applications and multiple frequencies in 2019. A number of investments will be required to successfully launch and maintain a 5G network, including:

•	refarming spectrum currently used for 2G and 3G to LTE and for 5G;
•	densifying our wireless network with macro and small cells in key markets; and
•	purchasing 5G-ready radio network equipment with lower unit and operational costs, the ability to aggregate more radio carriers, and greater spectral efficiency.

In early 2020, we launched our 5G network commercially in downtown Vancouver, Toronto, Ottawa, and Montreal. We expect to expand to over 20 more markets by the end of the year. We also announced we are the exclusive Canadian member of the global 5G Future Forum, a first-of-its-kind 5G and mobile edge computing forum that includes Verizon, Vodafone, Telstra, KT, and América Móvil.

Our 5G network currently uses 2500 MHz spectrum in the downtown cores of Vancouver, Toronto, Ottawa, and Montreal. In 2020, we will expand the network to use the 600 MHz spectrum licences we acquired in 2019. 600 MHz spectrum is best suited to carry wireless data across long distances and through dense urban buildings, creating more consistent and higher-quality coverage in both remote and urban areas and in smart cities. In the future, we will deploy 3.5 GHz spectrum and dynamic spectrum sharing, which will allow our existing spectrum supporting 4G to also be used for 5G networks.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum licence holdings in both high-band and low-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services;
•	support the expansion of our 5G network; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2019 include:

Type of spectrum	Rogers licence	Who it supports

600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	5G subscribers

700 MHz	24 MHz in Canada’s major geographic markets, covering 95% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G subscribers.

850 MHz	25 MHz across Canada.	2G GSM, 3.5G HSPA+, 4G / 4.5G LTE subscribers; future 5G subscribers.

1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM, 3.5G HSPA+, 4G / 4.5G LTE subscribers; future 5G subscribers.

AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE subscribers; future 5G subscribers.

2500 MHz	40 MHz FDD across Canada except 20 MHz in parts of Quebec and an additional 25 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.	4G, 4.5G LTE, and 5G subscribers.

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We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Kind of venture	Who it supports

2300 MHz/3500 MHz range

Inukshuk Wireless Partnership is a joint operation with BCE Inc. in which Rogers holds a 50% interest. Inukshuk holds licences for 30 MHz (of which 20 MHz is usable) of FDD 2300 MHz spectrum primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. Inukshuk also holds 3500 MHz TDD licences (between 50-175 MHz) in most of the major population centres across Canada. The current fixed wireless LTE national network utilizes the jointly held 2300 MHz and 3500 MHz spectrum bands. See “3500 MHz Spectrum Licence Band” in “Regulation In Our Industry” for more information.

Fixed wireless subscribers.

850 MHz, 1900 MHz AWS spectrum, 700 MHz

Three network-sharing arrangements to enhance coverage and network capabilities:

•  with Bell MTS, which covers 98% of the population across Manitoba;

•  with TBayTel, that covers the combined base of customers in northwestern Ontario; and

•   with Quebecor (Videotron) to provide HSPA and LTE services across the province of Quebec and Ottawa.

3.5G / 4G HSPA+, 4G LTE subscribers. 3.5G / 4G HSPA+, 4G LTE subscribers. 3.5G / 4G LTE subscribers.

CABLE

Our expansive fibre and hybrid fibre-coaxial (HFC) infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and on the island of Newfoundland. We also operate a transcontinental, facilities-based fibre-optic network with 76,000 kilometres of fibre optic cable that is used to service business customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, providing redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through HFC nodes or FTTH. We connect the HFC node to the network using fibre optic cable and the home to the node using coaxial cable or fibre. Using 860 MHz and 750 MHz of cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. HFC node segmentation reduces the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. Our investments are focused on:

•

uplifting our HFC network to 1.2 GHz while at the same time improving network performance, quality, and reliability by deploying digital fibre optics, removing radio frequency amplifiers, and reducing homes passed per node to an average of 60;

•

increasing capacity per subscriber by enabling the 1.2 GHz of spectrum with additional DOCSIS 3.1 downstream and upstream capacity and deploying DOCSIS 4.0 that, over time, are expected to support downstream speeds up to 10 gigabits per second (Gbps);

•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes and multiple dwelling unit buildings directly to fibre.

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. Over the last 20 years, HFC node segmentation, along with DTV spectrum repurposing and evolution from DOCSIS 1.0 to DOCSIS 3.1, has increased downstream and upstream capacity by approximately 1,000 and 200 times, respectively. This track record of investing in our networks and demonstrating the capability to cost-effectively deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. By the end of 2016, 100% of our cable network had been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We have been deploying 1 GHz fibre-to-the-curb (FTTC) in new development areas and transitioning to FTTH since 2005. In 2018, we began upgrading our HFC network to a mix of 1.2 GHz FTTC and FTTH. FTTC provides the foundation for subsequent generations of DOCSIS, including Remote PHY and DOCSIS 4.0, which will improve high-speed Internet accessibility, quality, and tier speed attainability, while increasing the capacity of our HFC network. FTTH will be based on gigabit passive optical network (GPON) technology that is expected to support symmetrical downstream/upstream speeds up to 10 Gbps per node in select neighbourhoods.

We continue to invest in and improve our cable network services; for example, with technology to support gigabit Internet speeds, Ignite TV, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games for 2020 and numerous NHL and NBA games.

Voice-over-cable telephony services are also served using the DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy and network backup powering. Our phone service includes a rich set of features, such as TV Call Display (available on our NextBox™ set-top boxes), three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate 12 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility in Toronto;
•	Alberta’s first Tier III certified data centre; and
•	a third Tier III certified data centre in Ottawa.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event and venue sponsorships, including the Rogers Cup;
•	community investment, including the Ted Rogers Scholarship Fund; and
•	naming rights to some of Canada’s landmark buildings.

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	the residential brands of Rogers and Fido;
•	23 TV stations and specialty channels, including Sportsnet, Omni, Citytv, FX (Canada), and FXX (Canada);
•	55 radio stations, including 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
•	an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada; and
•	TSC, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	an extensive independent dealer network;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	our contact centres;
•	outbound telemarketing; and
•	Rogers Pro On-the-Go, a new, personalized retail service that delivers and sets up new wireless devices to the customer’s location of choice within the service area.

CABLE

We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our contact centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and the Internet;

34     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

•	NHL LIVE, an online OTT destination for enhancing NHL action on any screen;
•	Sportsnet NOW, Canada’s first OTT sports service, offering 24/7 access to Sportsnet’s TV content;
•	Sportsnet NOW+, which offers access to additional content, such as additional NHL games, the Bundesliga, Premiership Rugby, and the IndyCar Series;
•	Rogers™ Hometown Hockey™ Tour, which brings hockey-themed festivities and outdoor viewing parties to 25 communities across Canada over the 2019-2020 NHL season;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through November 2021;
•

a 10-year, multi-platform agreement that runs through August 2024, which makes Rogers the exclusive wholesaler and Canadian distributor of World Wrestling Entertainment’s (WWE) flagship programming; and

•	exclusive broadcasting and distribution rights of the Toronto Blue Jays through our ownership of the team.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	contact centres located throughout Canada;
•	an innovative Integrated Voice Response (IVR) system that can take calls in four languages, including English, French, Mandarin, and Cantonese;
•

voice authentication technology across all of our contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;

•	self-serve options, including:
•	the ability for Fido and Rogers customers to complete price plan changes and hardware upgrades online;
•

a simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

•	the ability for customers to install their Internet and TV products at their convenience, without the need for a technician visiting their residence; and
•	Rogers EnRoute™, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call;
•	customer care available over Facebook Messenger, Twitter, and online chat through our websites;
•	Rogers Infinite unlimited data plans with no overage charges;
•	24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
•

Rogers Pro On-the-Go, a personalized retail service whereby within hours of ordering a new wireless device, a connected solutions professional will meet a customer at their time and location of choice (within the service area) and set up their device based on their preferences;

•	Ignite WiFi Hub for all Ignite TV customers to give them ultimate control over their WiFi experience;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido Data Bytes, which grant Fido Pulse customers an additional hour of data, five times per billing cycle, at no extra charge;
•

Fido XTRA, a program that gives Fido postpaid Wireless and Internet customers free access to new perks every Thursday, such as deals and giveaways from leading brands on food, drinks, apparel, entertainment, and more;

•	a simple online bill, making it easier for customers to read and understand their monthly charges; and
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations.

ENGAGED PEOPLE

For our team of approximately 25,300 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $2,493 million as at December 31, 2019. Our capital resources consist primarily of cash provided by operating activities, available lines of credit, funds available under our accounts receivable securitization and US dollar-denominated commercial paper (US CP) programs, and issuances of long-term debt. We also owned approximately $1,831 million of marketable equity securities in publicly traded companies as at December 31, 2019.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

As noted in “Financial and Operating Guidance”, we anticipate generating positive free cash flow in 2020. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2020, including the funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing activities, investing activities, and other requirements. This takes into account our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

opening cash balance, cash provided by operating activities, and funds available to us under credit facilities, our accounts receivable securitization program, our US CP program, and other bank, publicly issued, or private placement debt from time to time. As at December 31, 2019, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing public or private long-term or short-term debt, amending the terms of our accounts receivable securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI’s Class B Non-Voting common shares (Class B Non-Voting Shares) are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 1.5 million shares in 2019. In addition, RCI’s Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2019, each share paid an annualized dividend of $2.00.

36     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

2019 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2019 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures and Related Performance Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg
Revenue
Wireless	9,250	9,200	1
Cable	3,954	3,932	1
Media	2,072	2,168	(4)
Corporate items and intercompany eliminations	(203)	(204)	–
Revenue	15,073	15,096	–
Total service revenue [2]	12,965	12,974	–
Adjusted EBITDA [3]
Wireless	4,345	4,090	6
Cable	1,919	1,874	2
Media	140	196	(29)
Corporate items and intercompany eliminations	(192)	(177)	8
Adjusted EBITDA [3]	6,212	5,983	4
Adjusted EBITDA margin [3]	41.2%	39.6%	1.6 pts

Net income	2,043	2,059	(1)
Basic earnings per share	$3.99	$4.00	–
Diluted earnings per share	$3.97	$3.99	(1)

Adjusted net income [3]	2,135	2,241	(5)
Adjusted basic earnings per share [3]	$4.17	$4.35	(4)
Adjusted diluted earnings per share [3]	$4.15	$4.34	(4)

Capital expenditures	2,807	2,790	1
Cash provided by operating activities	4,526	4,288	6
Free cash flow [3,4]	2,278	2,134	7
[1]

Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See “Accounting Policies”.

[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

[4]	2018 free cash flow has been restated to adapt to our current definition. See “Non-GAAP Measures and Related Performance Measures” for more information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2018

REVENUE

Wireless service revenue increased this year as a result of continuing to monetize the increasing demand for data in the first half of the year along with a disciplined approach around subscriber base management. This increase was partially offset by a decrease in overage revenue (as a result of stronger customer adoption of our new Rogers Infinite unlimited data plans) in the second half of 2019. Wireless equipment revenue decreased 1% this year driven by a decrease in gross subscriber additions and fewer hardware upgrades.

Cable revenue increased this year as a result of the increase in Internet revenue, due to the general movement of customers to higher speed and usage tiers, the impact of Internet service pricing changes, and a larger subscriber base for our Internet products, partially offset by promotional pricing provided to subscribers and Television and Phone subscriber losses over the past year.

Media revenue decreased this year as a result of the sale of our publishing business and a Major League Baseball distribution to the Toronto Blue Jays in 2018. Excluding the impact of the sale of our publishing business and the distribution from Major League Baseball last year, Media revenue would have increased by 1% this year.

ADJUSTED EBITDA

Wireless adjusted EBITDA increased this year primarily as a result of the adoption of IFRS 16, which contributed approximately 4% of the growth, and a larger postpaid subscriber base, which led to a margin of 47.0%, up 250 basis points from last year.

Cable adjusted EBITDA increased this year as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiencies, which led to a margin of 48.5%, up 80 basis points from last year.

Media adjusted EBITDA decreased this year primarily as a result of lower revenue as discussed above and higher programming costs, partially offset by lower player compensation at the Toronto Blue Jays, which led to a margin of 6.8%, down 220 basis points from last year. Excluding the impact of the sale of our publishing business and the distribution from Major League Baseball last year, Media adjusted EBITDA would have increased by 1% this year.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income both decreased this year primarily as a result of higher depreciation and amortization and higher finance costs, partially offset by higher adjusted EBITDA.

38     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2019, we had:

•	approximately 10.8 million subscribers; and
•	approximately 33% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2019	2018	% Chg

Revenue
Service revenue	7,156	7,091	1
Equipment revenue	2,094	2,109	(1)

Revenue	9,250	9,200	1

Operating expenses
Cost of equipment	2,231	2,264	(1)
Other operating expenses	2,674	2,846	(6)

Operating expenses	4,905	5,110	(4)

Adjusted EBITDA	4,345	4,090	6

Adjusted EBITDA margin	47.0%	44.5%	2.5 pts
Capital expenditures	1,320	1,086	22

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, blended ABPU, and blended ARPU)	Years ended December 31
	2019	2018	Chg

Postpaid
Gross additions	1,566	1,632	(66)
Net additions	334	453	(119)
Total postpaid subscribers [2,3]	9,438	9,157	281
Churn (monthly)	1.11%	1.10%	0.01 pts
Prepaid
Gross additions	773	751	22
Net losses	(97)	(152)	55
Total prepaid subscribers [2,4]	1,402	1,626	(224)
Churn (monthly)	4.86%	4.38%	0.48 pts
Blended ABPU (monthly)	$66.23	$64.74	$1.49
Blended ARPU (monthly)	$55.49	$55.64	($0.15)

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]

Effective October 1, 2019, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 53,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business.

[4]

Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain other fees and charges.

The 1% increase in service revenue this year was a result of:

•	a larger postpaid subscriber base; partially offset by
•	a decrease in overage revenue as a result of the strong customer adoption of our Rogers Infinite unlimited data plans.

The 2% increase in blended ABPU was a result of an ongoing shift in the product mix of device sales towards higher-value devices.

We believe the decreases in gross and net additions to our postpaid subscriber base this year were a result of our disciplined approach around subscriber base management and an overall softness in the market in the first half of the year. This decline was partially offset by increases in postpaid gross and net additions in the second half of the year as a result of the strong adoption of our Rogers Infinite plans by new customers.

Equipment revenue

Equipment revenue includes revenue from sales to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 1% decrease in equipment revenue this year was a result of:

•	fewer device upgrades by existing subscribers; and
•	fewer gross additions; partially offset by
•	an increase in sales of higher-value devices.

OPERATING EXPENSES

We record operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 1% decrease in the cost of equipment this year was a result of the same factors discussed in equipment revenue above.

The 6% decrease in other operating expenses this year was a result of:

•	the adoption of IFRS 16; and
•	various cost efficiencies and productivity initiatives.

ADJUSTED EBITDA

The 6% increase in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2019, we had:

•	approximately 2.5 million high-speed Internet subscribers;
•	approximately 1.6 million Television subscribers, including 325,000 subscribers on our premier Ignite TV product;
•	approximately 1.1 million Phone subscribers; and
•	a network passing approximately 4.5 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2019	2018	% Chg

Revenue
Internet	2,259	2,114	7
Television	1,430	1,442	(1)
Phone	251	363	(31)

Service revenue	3,940	3,919	1
Equipment revenue	14	13	8

Revenue	3,954	3,932	1

Operating expenses
Cost of equipment	23	21	10
Other operating expenses	2,012	2,037	(1)

Operating expenses	2,035	2,058	(1)

Adjusted EBITDA	1,919	1,874	2
Adjusted EBITDA margin	48.5%	47.7%	0.8 pts
Capital expenditures	1,153	1,429	(19)

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31

(In thousands)	2019	2018	Chg

Internet
Net additions	104	109	(5)
Total Internet subscribers [2]	2,534	2,430	104
Television
Net losses	(106)	(55)	(51)
Total Television subscribers [2]	1,579	1,685	(106)
Phone
Net (losses) additions	(44)	8	(52)
Total Phone subscribers [2]	1,072	1,116	(44)
Homes passed [2]	4,472	4,361	111
Total service units [3]
Net (losses) additions	(46)	62	(108)
Total service units [2]	5,185	5,231	(46)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	Includes Internet, Television, and Phone.

REVENUE

Internet revenue includes:

•	monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
•	monthly service revenue from our smart home monitoring products; and
•	modem and other equipment rental fees.

Television revenue includes:

•	IPTV and digital cable services, such as:
•	basic service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees; and
•	rentals of television set-top boxes.

Phone revenue includes revenue from residential and small business local telephony service from:

•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The 1% increase in Cable revenue this year was a result of:

•	the movement of Internet customers to higher speed and usage tiers;
•	the impact of service pricing changes; and
•	a larger Internet subscriber base; partially offset by
•	promotional pricing provided to subscribers; and
•	lower subscriber bases for our Television and Phone products.

Internet revenue

The 7% increase in Internet revenue this year was a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings, with 68% of our residential Internet base on plans of 100 megabits per second or higher (2018 – 60%);
•	a larger Internet subscriber base; and
•	the impact of Internet service pricing changes; partially offset by
•	promotional pricing provided to subscribers.

Television revenue

The 1% decrease in Television revenue this year was a result of:

•	the decline in legacy Television subscribers over the past year; partially offset by
•	the migration of subscribers from our legacy TV product to Ignite TV;
•	the movement of customers to higher content tiers; and
•	the impact of Television service pricing changes.

Phone revenue

The 31% decrease in Phone revenue this year was a result of:

•	new bundled pricing constructs that provide a larger Phone discount; and
•	the general decline in Phone subscribers over the past year.

Equipment revenue

Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and smart home monitoring equipment. Equipment revenue this year was in line with 2018.

40     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

OPERATING EXPENSES

We record Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (television set-top boxes, Internet modem and other equipment, and smart home monitoring equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 1% decrease in operating expenses this year was a result of:

•	the impact of the adoption of IFRS 16; and
•	various cost efficiencies and productivity initiatives.

ADJUSTED EBITDA

The 2% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping; and
•	digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2019	2018	% Chg

Revenue	2,072	2,168	(4)
Operating expenses	1,932	1,972	(2)

Adjusted EBITDA	140	196	(29)

Adjusted EBITDA margin	6.8%	9.0%	(2.2 pts )
Capital expenditures	102	90	13

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, and digital media properties;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales; and
•	retail product sales.

The 4% decrease in revenue this year was a result of:

•	the sale of our publishing business in the second quarter of 2019; and
•	lower revenue at the Toronto Blue Jays, primarily as a result of a distribution from Major League Baseball in 2018; partially offset by
•	higher revenue generated by Sportsnet and TSC.

Excluding the sale of our publishing business and the impact of the distribution from Major League Baseball last year, Media revenue would have increased by 1% this year.

OPERATING EXPENSES

We record Media operating expenses in four primary categories:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player compensation;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 2% decrease in operating expenses this year was a result of:

•	lower Toronto Blue Jays player compensation; and
•	lower publishing-related costs due to the sale of this business; partially offset by
•	higher programming costs; and
•	higher cost of sales as a result of higher revenue at TSC.

ADJUSTED EBITDA

The 29% decrease in adjusted EBITDA this year was a result of the revenue and expense changes described above. Excluding the impact of the sale of our publishing business in the second quarter of 2019 and the distribution from Major League Baseball last year, adjusted EBITDA would have increased by 1% this year.

42     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures and Related Performance Measures” for more information.

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31
	2019	2018	% Chg

Capital expenditures [1]
Wireless	1,320	1,086	22
Cable	1,153	1,429	(19)
Media	102	90	13
Corporate	232	185	25

Capital expenditures [1]	2,807	2,790	1

Capital intensity [2]	18.6%	18.5%	0.1 pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[2]	As defined. See “Key Performance Indicators”.

WIRELESS

The increase in capital expenditures in Wireless this year was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready to prepare for the commercial launch of 5G in select markets in early 2020.

In 2019, we acquired spectrum licences for $1,731 million, which is not included in the table above. See “Managing Our Liquidity and Financial Resources”.

CABLE

The decrease in capital expenditures in Cable this year was a result of lower purchases of customer premise equipment and lower investments related to the initial launch of Ignite TV. We have continued upgrading our network infrastructure with additional fibre deployments, including increasing our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

MEDIA

The increase in capital expenditures this year was a result of higher investments in renovations at various Toronto Blue Jays facilities, partially offset by lower investment in our broadcast and IT infrastructure and the sale of our publishing business.

CORPORATE

The increase in Corporate capital expenditures this year was a result of higher investments in IT and our various real estate facilities this year, including the impact of $25 million of proceeds from the sale of certain assets last year.

CAPITAL INTENSITY

Capital intensity this year was in line with 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31

(In millions of dollars)	2019	2018	% Chg

Adjusted EBITDA [1]	6,212	5,983	4
Deduct (add):
Depreciation and amortization	2,488	2,211	13
Gain on disposition of property, plant and equipment	–	(16)	(100)
Restructuring, acquisition and other	139	210	(34)
Finance costs	840	793	6
Other income	(10)	(32)	(69)
Income tax expense	712	758	(6)

Net income	2,043	2,059	(1)

[1]

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about this measure, including how we calculate it.

ADJUSTED EBITDA

See “Key Changes in Financial Results This Year Compared to 2018” for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31

(In millions of dollars)	2019	2018	% Chg

Depreciation	2,297	2,174	6
Amortization	16	37	(57)

Depreciation and amortization before depreciation of right-of-use assets	2,313	2,211	5
Depreciation of right-of-use assets [1]	175	–	n/m

Total depreciation and amortization	2,488	2,211	13

[1]	See “Accounting Policies” for more information.

Total depreciation and amortization increased this year primarily as a result of depreciation of right-of-use assets due to our adoption of IFRS 16 on January 1, 2019 and higher capital expenditures over the past several years. See “Capital Expenditures” for more information.

RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2019, we incurred $139 million (2018 – $210 million) in restructuring, acquisition and other expenses. These expenses in 2019 and 2018 primarily consisted of severance costs associated with the targeted restructuring of our employee base and other contract termination costs.

In 2018, these costs also included certain sports-related contract termination costs.

FINANCE COSTS

	Years ended December 31

(In millions of dollars)	2019	2018	% Chg

Interest on borrowings [1]	746	709	5
Interest on post-employment benefits liability	11	14	(21)
Loss on repayment of long-term debt	19	28	(32)
(Gain) loss on foreign exchange	(79)	136	n/m
Change in fair value of derivative instruments	80	(95)	n/m
Capitalized interest	(19)	(20)	(5)
Other	21	21	–

Finance costs before interest on lease liabilities	779	793	(2)
Interest on lease liabilities [2]	61	–	n/m

Total finance costs	840	793	6

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.
[2]	See “Accounting Policies” for more information.

The 6% increase in finance costs this year was a result of:

•	interest on lease liabilities as a result of our adoption of IFRS 16; and
•

higher outstanding debt as a result of our debt issuances in April 2019, in large part to fund our acquisition of 600 MHz spectrum licences (see “Managing Our Liquidity and Financial Resources”); partially offset by

•	a $21 million loss on discontinuation of hedge accounting on certain bond forward derivatives recognized in 2018.

Interest on borrowings

Interest on borrowings increased this year as a result of the net issuance of senior notes throughout the year, partially offset by a higher proportion of borrowings under our lower-interest US CP program compared to 2018. See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Loss on repayment of long-term debt

This year, we recognized a $19 million loss (2018 – $28 million loss) on repayment of long-term debt, reflecting the payment of redemption premiums associated with our redemption of $900 million (2018 – US$1.4 billion) of 4.7% senior notes in November 2019 that were otherwise due in September 2020 (2018 – 6.8% senior notes in April 2018 that were otherwise due in August 2018).

Foreign exchange and change in fair value of derivative instruments

We recognized $79 million in net foreign exchange gains in 2019 (2018 – $136 million in net losses). These gains and losses were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings.

These foreign exchange gains (2018 – losses) were offset by the $80 million loss related to the change in fair value of derivatives (2018 – $95 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to offset the foreign exchange risk related to these US dollar-denominated borrowings.

44     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

During the year ended December 31, 2018, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to finance costs (recorded in “change in fair value of derivative instruments”). We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further, and redesignated them as effective hedges. During the year ended December 31, 2019, we exercised our remaining bond forwards.

See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31

(In millions of dollars, except tax rates)	2019	2018

Statutory income tax rate	26.7%	26.7%
Income before income tax expense	2,755	2,817

Computed income tax expense	736	752
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	–	5
Non-deductible portion of equity losses	7	1
Income tax adjustment, legislative tax change	(23)	–
Non-taxable portion of capital gains	(2)	(9)
Other items	(6)	9

Total income tax expense	712	758

Effective income tax rate	25.8%	26.9%
Cash income taxes paid	400	370

Our effective income tax rate this year was 25.8% compared to 26.9% for 2018. The effective income tax rate for 2019 was lower than the statutory tax rate primarily as a result of a reduction to the Alberta corporate income tax rate over a four-year period.

Cash income taxes paid increased this year primarily as a result of the timing of installment payments.

NET INCOME

Net income was 1% lower than last year. See “Key Changes in Financial Results This Year Compared to 2018” for more information.

(In millions of dollars, except per share amounts)	Years ended December 31
	2019	2018	% Chg

Net income	2,043	2,059	(1)
Basic earnings per share	$3.99	$4.00	–
Diluted earnings per share	$3.97	$3.99	(1)

ADJUSTED NET INCOME

Adjusted net income was 5% lower compared to 2018, primarily as a result of higher depreciation and amortization and higher finance costs, partially offset by higher adjusted EBITDA.

(In millions of dollars, except per share amounts)	Years ended December 31
	2019	2018	% Chg

Adjusted EBITDA [1]	6,212	5,983	4
Deduct (add):
Depreciation and amortization	2,488	2,211	13
Finance costs [2]	821	744	10
Other income	(10)	(32)	(69)
Income tax expense [3]	778	819	(5)

Adjusted net income [1]	2,135	2,241	(5)

Adjusted basic earnings per share [1]	$4.17	$4.35	(4)
Adjusted diluted earnings per share [1]	$4.15	$4.34	(4)

[1]

Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[2]

Finance costs above exclude a $19 million loss on repayment of long-term debt for the year ended December 31, 2019 (2018 – $28 million). Finance costs also exclude a $21 million loss on discontinuation of hedge accounting on certain bond forwards for the year ended December 31, 2018.

[3]

Income tax expense above excludes a $43 million recovery (2018 – $61 million recovery) for the year ended December 31, 2019 related to the income tax impact for adjusted items. Income tax expense also excludes a $23 million recovery (2018 – nil) as a result of legislative tax changes for the year ended December 31, 2019.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2019, we had approximately 25,300 employees (2018 – 26,100) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2019 were $2,005 million (2018 – $2,089 million).

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     45

MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 FULL-YEAR RESULTS COMPARED TO 2017

	Years ended December 31

(In millions of dollars, except margins)	2018 [1]	2017 [1]	% Chg

Revenue
Wireless	9,200	8,569	7
Cable	3,932	3,894	1
Media	2,168	2,153	1
Corporate items and intercompany eliminations [2]	(204)	(247)	(17)

Revenue	15,096	14,369	5
Total service revenue [2]	12,974	12,550	3

Adjusted EBITDA [3]
Wireless	4,090	3,726	10
Cable	1,874	1,819	3
Media	196	127	54
Corporate items and intercompany eliminations	(177)	(170)	4

Adjusted EBITDA [3]	5,983	5,502	9
Adjusted EBITDA margin [3]	39.6%	38.3%	1.3pts

Net income	2,059	1,845	12
Adjusted net income [3]	2,241	1,902	18

[1]

Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 and 2017 results have not been restated for the effects of IFRS 16. See “Accounting Policies”.

[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted EBITDA margin, and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

Revenue

Consolidated revenue increased by 5% in 2018, reflecting revenue growth of 7% in Wireless and 1% in both Cable and Media. Wireless revenue increased as a result of the increased mix of subscribers on higher-rate plans from our various brands and an increase in sales of higher-value devices. Cable revenue increased by 1% as the increase in Internet revenue from the general movement of customers to higher speed and usage tiers of our Internet offerings was partially offset by the decrease in legacy Television subscribers and the impact of Phone pricing packages. Media revenue increased by 1% as a result of higher revenue at the Toronto Blue Jays, including a distribution from Major League Baseball, and higher Sportsnet and other network subscription revenue, partially offset by lower advertising revenue.

Adjusted EBITDA

Consolidated adjusted EBITDA increased in 2018 to $5,983 million, reflecting increases in Wireless, Cable, and Media. Wireless adjusted EBITDA increased 10% as a result of the strong flow-through of service revenue growth, partially offset by higher expenditures associated with increased subscriber volumes and costs of devices. Cable adjusted EBITDA increased by 3% in 2018 as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiency and productivity initiatives. Media adjusted EBITDA increased 54% primarily as a result of the increase in revenue as discussed above and lower operating expenses from improvements made to our cost structure across the divisions.

Net income and adjusted net income

Net income and adjusted net income both increased in 2018 primarily as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization. Net income increased to $2,059 million in 2018 from $1,845 million in 2017 and adjusted net income increased to $2,241 million in 2018 from $1,902 million in 2017.

46     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2019 and 2018.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2019					2018 [1]

(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Revenue
Wireless	9,250	2,493	2,324	2,244	2,189	9,200	2,464	2,331	2,214	2,191
Cable	3,954	987	994	997	976	3,932	989	983	991	969
Media	2,072	530	483	591	468	2,168	540	488	608	532
Corporate items and intercompany eliminations	(203)	(58)	(47)	(52)	(46)	(204)	(55)	(33)	(57)	(59)

Total revenue	15,073	3,952	3,754	3,780	3,587	15,096	3,938	3,769	3,756	3,633
Total service revenue [2]	12,965	3,244	3,233	3,345	3,143	12,974	3,276	3,271	3,300	3,127
Adjusted EBITDA
Wireless	4,345	1,064	1,138	1,128	1,015	4,090	1,028	1,099	1,029	934
Cable	1,919	497	499	478	445	1,874	489	490	462	433
Media	140	22	130	72	(84)	196	40	73	60	23
Corporate items and intercompany eliminations	(192)	(53)	(55)	(43)	(41)	(177)	(36)	(42)	(47)	(52)

Adjusted EBITDA [3]	6,212	1,530	1,712	1,635	1,335	5,983	1,521	1,620	1,504	1,338
Deduct (add):
Depreciation and amortization	2,488	638	627	614	609	2,211	564	558	545	544
Gain on disposition of property, plant and equipment	–	–	–	–	–	(16)	–	(5)	–	(11)
Restructuring, acquisition and other	139	38	42	39	20	210	94	47	26	43
Finance costs	840	230	215	206	189	793	205	176	193	219
Other (income) expense	(10)	(12)	16	(1)	(13)	(32)	(26)	15	2	(23)

Net income before income tax expense	2,755	636	812	777	530	2,817	684	829	738	566
Income tax expense	712	168	219	186	139	758	182	235	200	141

Net income	2,043	468	593	591	391	2,059	502	594	538	425

Earnings per share:
Basic	$3.99	$0.92	$1.16	$1.15	$0.76	$4.00	$0.97	$1.15	$1.04	$0.83
Diluted	$3.97	$0.92	$1.14	$1.15	$0.76	$3.99	$0.97	$1.15	$1.04	$0.80
Net income	2,043	468	593	591	391	2,059	502	594	538	425
Add (deduct):
Restructuring, acquisition and other	139	38	42	39	20	210	94	47	26	43
Loss on bond forward derivatives	–	–	–	–	–	21	21	–	–	–
Loss on repayment of long-term debt	19	19	–	–	–	28	–	–	–	28
Gain on disposition of property, plant and equipment	–	–	–	–	–	(16)	–	(5)	–	(11)
Income tax impact of above items	(43)	(14)	(13)	(10)	(6)	(61)	(32)	(11)	(10)	(8)
Income tax adjustment, legislative tax change	(23)	–	–	(23)	–	–	–	–	–	–

Adjusted net income [3]	2,135	511	622	597	405	2,241	585	625	554	477

Adjusted earnings per share [3]:
Basic	$4.17	$1.00	$1.22	$1.17	$0.79	$4.35	$1.14	$1.21	$1.08	$0.93
Diluted	$4.15	$1.00	$1.19	$1.16	$0.78	$4.34	$1.13	$1.21	$1.07	$0.90
Capital expenditures	2,807	791	657	742	617	2,790	828	700	657	605
Cash provided by operating activities	4,526	1,166	1,305	1,057	998	4,288	1,051	1,304	1,048	885
Free cash flow [3,4]	2,278	497	767	609	405	2,134	471	627	595	441

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated prior periods. See “Accounting Policies” for more information.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated to adapt to our current definition. See “Non-GAAP Measures and Related Performance Measures” for more information.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     47

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER 2019 RESULTS

Results commentary in “Fourth Quarter 2019 Results” compares the fourth quarter of 2019 with the fourth quarter of 2018.

Revenue

Total revenue was stable in the fourth quarter and total service revenue decreased by 1%, largely driven by a 1% decrease in Wireless service revenue. The Wireless service revenue decrease was primarily a result of the faster-than-expected subscriber adoption of our new Rogers Infinite unlimited data plans and the related decrease in overage revenue and an elevated competitive market environment.

Cable revenue was stable in the fourth quarter, as Internet revenue growth of 7% was primarily offset by a decrease in Phone revenue.

Media revenue decreased by 2% in the fourth quarter, primarily as a result of the sale of our publishing business earlier this year, partially offset by higher revenue at TSC. Excluding the impact of the sale of our publishing business, Media revenue would have increased by 1% in the fourth quarter.

Adjusted EBITDA and margins

In the fourth quarter, consolidated adjusted EBITDA increased by 1% and our adjusted EBITDA margin expanded by 10 basis points. The adoption of IFRS 16 resulted in an increase in adjusted EBITDA compared to the fourth quarter of 2018 as we have not restated 2018 comparatives; this contributed 3 percentage points of growth, the majority of which impacts Wireless.

Wireless adjusted EBITDA increased by 4%, leading to a margin of 42.7%, an expansion of 100 basis points from last year, primarily as a result of the impact of adopting IFRS 16.

Cable adjusted EBITDA increased by 2% in the fourth quarter, primarily as a result of higher Internet revenue, as discussed above. This gave rise to a margin of 50.4% this quarter, up 100 basis points from last year.

Media adjusted EBITDA decreased by 45%, or $18 million, in the fourth quarter, primarily as a result of lower revenue, as discussed above, and higher programming costs.

Net income and adjusted net income

Net income and adjusted net income both decreased in the fourth quarter as the increase in adjusted EBITDA was more than offset by higher depreciation and amortization and higher finance costs.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

Trends affecting both Wireless revenue and adjusted EBITDA reflect:

•	the growing number of wireless subscribers;
•	greater usage of wireless data;
•	higher wireless device sales as consumers continue shifting to smartphones; and
•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
•	lower overage revenue as customers continue to adopt our unlimited data plans.

Additional trends affecting Wireless adjusted EBITDA reflect:

•	higher wireless device subsidies that offset the higher wireless device sales as more consumers shift to higher-cost smartphones; and
•	higher costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers, reflected in the increasing proportion of postpaid subscribers relative to prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which is affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Trends affecting Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	customers adopting Ignite TV;
•	general service pricing increases; and
•	the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by

48     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

•	competitive losses of legacy Television and Phone subscribers;
•	Television subscribers downgrading their service plans; and
•	lower additional usage of Internet, Television, and Phone products and services as service plans are increasingly bundling more features, such as unlimited usage or a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our business customers do not generally have any unique seasonal aspects.

Media

Trends affecting Media revenue and adjusted EBITDA are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to the ongoing expansions of our wireless and cable networks. This is a direct result of increasing capital expenditures in previous and current years as we worked to upgrade our wireless network, purchase customer premise equipment, and roll out Ignite TV, Ignite Internet Gigabit, and 4K TV to our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     49

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of dollars)	As at December 31, 2019	As at January 1 2019 [1]	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	494	405	89	22	See “Sources and Uses of Cash”.
Accounts receivable	2,304	2,236	68	3	Primarily reflects an increase in certain customer receivables.
Inventories	460	466	(6)	(1)	n/m
Current portion of contract assets	1,234	1,052	182	17	Reflects net increases in contracts with customers.
Other current assets	524	436	88	20	Reflects an increase in device financing receivables.
Current portion of derivative instruments	101	270	(169)	(63)	Primarily reflects a decrease in the fair values of our expenditure derivatives. See “Financial Risk Management”.

Total current assets	5,117	4,865	252	5
Property, plant and equipment	13,934	13,261	673	5	Primarily reflects capital expenditures and additions to right-of-use assets, partially offset by depreciation expense.
Intangible assets	8,905	7,205	1,700	24	Primarily reflects the acquisition of 600 MHz spectrum licences.
Investments	2,830	2,134	696	33	Primarily reflects fair value increases for certain publicly traded investments.
Derivative instruments	1,478	1,339	139	10	Primarily reflects changes in market values of our debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.
Contract assets	557	535	22	4	Reflects net increases in contracts with customers.
Other long-term assets	275	132	143	108	Reflects an increase in device financing receivables.
Goodwill	3,923	3,905	18	–	n/m

Total assets	37,019	33,376	3,643	11

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	2,238	2,255	(17)	(1)	Reflects net repayments under our US CP program.
Accounts payable and accrued liabilities	3,033	2,997	36	1	Primarily reflects an overall increase in trade payables as a result of the timing of payments made.
Income tax payable	48	177	(129)	(73)	Reflects the timing of tax installments.
Other current liabilities	141	132	9	7	n/m
Contract liabilities	224	233	(9)	(4)	n/m
Current portion of long-term debt	–	900	(900)	(100)	Reflects the repayment of a total of $900 million in senior notes that were due in 2019.
Current portion of lease liabilities	230	190	40	21	Reflects liabilities related to new leases entered into during the year.
Current portion of derivative instruments	50	87	(37)	(43)	Reflects the exercise of our bond forwards, partially offset by an increase in the fair value of our short-term US CP debt derivatives. See “Financial Risk Management”.

Total current liabilities	5,964	6,971	(1,007)	(14)
Provisions	36	35	1	3	n/m
Long-term debt	15,967	13,390	2,577	19	Primarily reflects the net issuance of senior notes during the year. See “Managing our Liquidity and Financial Resources”.
Derivative instruments	90	22	68	n/m	Reflects changes in market values of our debt derivatives, primarily as a result of the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.
Lease liabilities	1,495	1,355	140	10	Reflects liabilities related to new leases entered into during the year.
Other long-term liabilities	614	546	68	12	Primarily reflects an increase in our net pension liability.
Deferred tax liabilities	3,437	2,901	536	18	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets.

Total liabilities	27,603	25,220	2,383	9
Shareholders’ equity	9,416	8,156	1,260	15	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	37,019	33,376	3,643	11

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. We will therefore use January 1, 2019 figures for comparative purposes. See “Accounting Policies”.

50     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31

(In millions of dollars)	2019	2018

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	5,843	5,498

Change in non-cash operating working capital items	(138)	(114)

Cash provided by operating activities before income taxes paid and interest paid	5,705	5,384

Income taxes paid	(400)	(370)

Interest paid	(779)	(726)

Cash provided by operating activities	4,526	4,288

Investing activities:

Capital expenditures	(2,807)	(2,790)

Additions to program rights	(60)	(54)

Changes in non-cash working capital related to capital expenditures and intangible assets	(35)	(125)

Acquisitions and other strategic transactions, net of cash acquired	(1,731)	–

Other	21	25

Cash used in investing activities	(4,612)	(2,944)

Financing activities:

Net proceeds received on short-term borrowings	30	508

Net issuance (repayment) of long-term debt	2,184	(823)

Net (payments) proceeds on settlement of debt derivatives and forward contracts	(121)	388

Transaction costs incurred	(61)	(18)

Principal payments of lease liabilities [1]	(167)	–

Repurchase of Class B Non-Voting Shares	(655)	–

Dividends paid	(1,016)	(988)

Other	(19)	–

Cash provided by (used in) financing activities	175	(933)

Change in cash and cash equivalents	89	411

Cash and cash equivalents (bank advances), beginning of year	405	(6)

Cash and cash equivalents, end of year	494	405

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See “Accounting Policies” for more information.

OPERATING ACTIVITIES

The increase in cash provided by operating activities this year was a result of higher adjusted EBITDA, partially offset by higher interest paid and higher income taxes paid.

INVESTING ACTIVITIES

Capital expenditures

We spent a net amount of $2,807 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 1% higher than 2018. See “Capital Expenditures” for more information.

Acquisitions and other strategic transactions

This year, we paid $1,731 million for the acquisition of 600 MHz spectrum licences. We did not make any material acquisitions or other strategic transactions in 2018.

FINANCING ACTIVITIES

This year, we received net amounts of $2,032 million (2018 – repaid net amounts of $55 million) on our short-term borrowings, long-term debt, and related derivatives and transaction costs. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US CP program. Below is a summary of our short-term borrowings as at December 31, 2019 and 2018.

	Years ended December 31

(In millions of dollars)	2019	2018

Accounts receivable securitization program	650	650

US commercial paper program	1,588	1,605

Total short-term borrowings	2,238	2,255

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     51

MANAGEMENT’S DISCUSSION AND ANALYSIS

In April 2019, we entered into a US$2.2 billion ($2.9 billion) non-revolving credit facility. During 2019, we borrowed US$420 million ($561 million) and subsequently repaid US$420 million ($564 million) on this facility. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the borrowings under the non-revolving credit facility. We did not designate these debt derivatives as hedges for accounting purposes. In May 2019, we cancelled the non-revolving credit facility.

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2019 and 2018.

	Year ended December 31, 2019			Year ended December 31, 2018

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	12,897	1.328	17,127	15,262	1.294	19,752

Repayment of US commercial paper	(12,876)	1.328	(17,094)	(14,858)	1.295	(19,244)

Net proceeds received from US commercial paper			33			508

Proceeds received from accounts receivable securitization			–			225

Repayment of accounts receivable securitization			–			(225)

Net proceeds received from accounts receivable securitization			–			–

Proceeds received from credit facilities	420	1.336	561	–	–	–

Repayment of credit facilities	(420)	1.343	(564)	–	–	–

Net repayment of credit facilities			(3)			–

Net proceeds received on short-term borrowings			30			508

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See “Financial Risk Management” for more information.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2019 and 2018.

	Year ended December 31, 2019			Year ended December 31, 2018

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	–	–	–	125	1.257	157

Credit facility repayments (US$)	–	–	–	(125)	1.256	(157)

Net borrowings under credit facilities			–			–

Senior note issuances (Cdn$)			1,000			–

Senior note issuances (US$)	2,250	1.326	2,984	750	1.251	938

Total senior note issuances			3,984			938

Senior note repayments (Cdn$)			(1,800)			–

Senior note repayments (US$)	–	–	–	(1,400)	1.258	(1,761)

Total senior note repayments			(1,800)			(1,761)

Net issuance (repayment) of senior notes			2,184			(823)

Net issuance (repayment) of long-term debt			2,184			(823)

52     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

	Years ended December 31

(In millions of dollars)	2019	2018

Long-term debt net of transaction costs, beginning of year	14,290	14,448

Net issuance (repayment) of long-term debt	2,184	(823)

(Gain) loss on foreign exchange	(458)	672

Deferred transaction costs incurred	(61)	(18)

Amortization of deferred transaction costs	12	11

Long-term debt net of transaction costs, end of year	15,967	14,290

The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes that we issued in 2018 and 2019. In 2019, the proceeds were used to purchase 600 MHz spectrum licences, to repay senior notes maturing in 2019 and 2020, and for general corporate purposes. In 2018, the proceeds were used to repay maturing senior notes and for general corporate purposes.

(In millions of dollars, except interest rates and discounts)

Date issued	Principal amount	Due date	Interest rate	Discount/premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2019 issuances

April 30, 2019	1,000	2029	3.250%	99.746%	1,000	7

April 30, 2019	US 1,250	2049	4.350%	99.667%	1,676	20

November 12, 2019	US 1,000	2049	3.700%	98.926%	1,308	25

2018 issuances

February 8, 2018	US 750	2048	4.300%	99.398%	938	16

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

The US dollar-denominated senior notes were issued pursuant to public offerings in the US. The Canadian dollar-denominated senior notes were issued pursuant to a public offering in Canada.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars. See “Financial Risk Management” for more information.

The issued notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

Repayment of senior notes and related derivative settlements

Below is a summary of the repayment of our senior notes during 2019 and 2018.

(In millions of dollars)

Maturity date	Notional amount (US$)	Notional amount (Cdn$)

2019 repayments

March 2019	–	400

November 2019	–	500

September 2020, repaid November 2019	–	900

Total for 2019	–	1,800

2018 repayments

August 2018, repaid April 2018	1,400	1,761

There were no debt derivatives associated with the 2019 repayments.

In November 2019, we repaid the entire outstanding principal amount of our $900 million 4.7% senior notes otherwise due in September 2020. For the year ended December 31, 2019, we recognized a $19 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion, including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. In 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment.

Repurchase of Class B Non-Voting Shares

During the year, we repurchased for cancellation 9,887,357 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $655 million. See “Financial Condition” for more information.

Dividends

In 2019, we declared and paid dividends on each of RCI’s outstanding Class A Shares and Class B Non-Voting Shares. We paid $1,016 million in cash dividends. See “Dividends and Share Information” for more information.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). We have issued an aggregate of $1.0 billion of debt securities under the Canadian Shelf and an aggregate of US$2.25 billion of debt securities under the US Shelf. Both the Canadian Shelf and the US Shelf will expire in May 2020.

FREE CASH FLOW

	Years ended December 31

(In millions of dollars)	2019	2018 (restated) [1]	% Chg

Adjusted EBITDA [2]	6,212	5,983	4

Deduct (add):

Capital expenditures [3]	2,807	2,790	1

Interest on borrowings, net of capitalized interest	727	689	6

Cash income taxes [4]	400	370	8

Free cash flow [1,2]	2,278	2,134	7

[1]

Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the “net change in contract asset and deferred commission cost asset balances”. We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

[2]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[4]	Cash income taxes are net of refunds received.

The 7% increase in free cash flow this year was primarily a result of:

•	higher adjusted EBITDA; partially offset by
•	higher interest on borrowings, net of capitalized interest; and
•	higher cash income taxes.

FINANCIAL CONDITION

LIQUIDITY

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2019 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program [1]	Net available
Bank credit facilities:
Revolving	3,200	–	8	1,593	1,599
Outstanding letters of credit	101	–	101	–	–
Total bank credit facilities	3,301	–	109	1,593	1,599
Accounts receivable securitization	1,050	650	–	–	400
Cash and cash equivalents	494	–	–		494
Total	4,845	650	109	1,593	2,493

As at December 31, 2018 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program [1]	Net available
Bank credit facilities:
Revolving	3,200	–	9	1,605	1,586
Outstanding letters of credit	982	–	982	–	–
Total bank credit facilities	4,182	–	991	1,605	1,586
Accounts receivable securitization	1,050	650	–	–	400
Cash and cash equivalents	405	–	–	–	405
Total	5,637	650	991	1,605	2,391

[1]	Amounts presented are inclusive of the outstanding discounts on issuance.

Subsequent to the final payment for the 600 MHz spectrum licence acquisition in May 2019, we cancelled $881 million of letters of credit, which reduced total available liquidity to $4.8 billion as at December 31, 2019 (December 31, 2018 – $5.6 billion).

In addition to the noted sources of available liquidity, we held $1,831 million of marketable securities in publicly traded companies as at December 31, 2019 (2018 – $1,051 million).

54     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.30% as at December 31, 2019 (2018 – 4.45%) and a weighted average term to maturity of 14.1 years (2018 – 10.7 years).

COVENANTS

The provisions of our $3.2 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2019 and 2018, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2019, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2019.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged for the year.
[2]	We have not sought a rating from Fitch for our short-term obligations.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents.

(In millions of dollars, except ratios)	As at December 31	As at January 1	As at December 31
	2019	2019	2018
Long-term debt [1]	16,130	14,404	14,404
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,414)	(1,448)	(1,448)
Short-term borrowings	2,238	2,255	2,255
Lease liabilities [3]	1,725	1,545	–
Cash and cash equivalents	(494)	(405)	(405)
Adjusted net debt [4]	18,185	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA [4]	6,212	6,157	5,983
Debt leverage ratio [4]	2.9	2.7	2.5

[1]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in “Non-GAAP Measures and Related Performance Measures” for the calculation of this amount.

[2]

For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]	See “Accounting Policies” for more information.
[4]

Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the debt leverage ratio in which they are used.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     55

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of “current portion of lease liabilities” and “lease liabilities”. We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

In addition, as at December 31, 2019, we held $1,831 million of marketable securities in publicly traded companies (2018 – $1,051 million).

Our adjusted net debt increased by $3,379 million from December 31, 2018 as a result of:

•	the inclusion of lease liabilities in the calculation, which had a balance of $1,725 million at year-end, as discussed above; and
•	a net increase in our outstanding long-term debt, in part due to the 600 MHz spectrum licences we acquired for $1,731 million this year; partially offset by
•	an increase in our net cash position.

See “Overview of Financial Position” for more information.

PENSION OBLIGATIONS

Our defined benefit pension plans had a net funding deficit of approximately $451 million as at December 31, 2019 (2018 – $365 million). During 2019, our net funding deficit increased by $86 million primarily as a result of a net increase in the plan obligations resulting from lower discount rates.

We made a total of $179 million (2018 – $148 million) of contributions to our funded defined benefit pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $145 million in 2020 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives

Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities

Cross-currency interest rate exchange agreements Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 87.2% (2018 – 85.3%) of our debt, including short-term borrowings, as at December 31, 2019.

DEBT DERIVATIVES

We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

56     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Issuance of debt derivatives related to senior notes

		US$		Hedging effect

(In millions of dollars, except interest rates) Effective date	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308

2018 issuances
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Settlement of debt derivatives related to senior notes

We did not settle any debt derivatives related to senior notes during 2019.

In April 2018, we settled the debt derivatives related to the repayment of the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. See “Sources and Uses of Cash” for more information.

As at December 31, 2019, we had US$8.3 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2019		2018
US dollar-denominated long-term debt [1]	US$	8,300	US$	6,050
Hedged with debt derivatives	US$	8,300	US$	6,050
Hedged exchange rate		1.1932		1.1438
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$17,496		$15,320
Total borrowings at fixed rates		$15,254		$13,070
Percent of borrowings at fixed rates		87.2%		85.3%
Weighted average interest rate on borrowings		4.30%		4.45%
Weighted average term to maturity		14.1 years		10.7 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IFRS 9, Financial instruments, as at December 31, 2019 and December 31, 2018, RCI accounted for 100% of its debt derivatives related to senior notes as hedges against designated US dollar-denominated debt. As a result, as at December 31, 2019 and 2018, 100% of our US dollar-denominated senior notes and debentures are hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP and accounts receivable securitization programs.

Debt derivatives related to credit facilities and US CP

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and commercial paper program during 2019 and 2018.

	Year ended December 31, 2019			Year ended December 31, 2018

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	420	1.336	561	125	1.257	157
Debt derivatives settled	420	1.343	564	125	1.256	157
Net cash received (paid)			3			(1)

Commercial paper program
Debt derivatives entered	12,897	1.328	17,127	15,262	1.294	19,751
Debt derivatives settled	12,847	1.329	17,069	14,833	1.291	19,148
Net cash (paid) received			(13)			63

Lease liabilities

During 2019, we entered into US$70 million notional amount ($91 million) of debt derivatives related to our outstanding US dollar-denominated lease liabilities at an average rate of $1.318/US$. These derivatives settle on a monthly basis over the next 36 months to satisfy all future US dollar-denominated lease payments. We did not settle any debt derivatives related to our lease liabilities during the year.

BOND FORWARDS

During 2018, after determining we would not be able to exercise our $900 million notional amount of outstanding bond forwards within the designated time frame, we discontinued hedge accounting and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to “change in fair value of derivative instruments” within finance costs. We subsequently extended the bond forwards and redesignated them as effective hedges.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     57

MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2019, we exercised our $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised our $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. We did not enter into or settle any other bond forwards during 2019 or 2018. As at December 31, 2019, we had no outstanding bond forwards.

EXPENDITURE DERIVATIVES

We use foreign currency derivative contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2019			Year ended December 31, 2018

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	810	1.321	1,070	720	1.244	896

Expenditure derivatives settled	900	1.249	1,124	840	1.301	1,093

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2019, we had US$990 million of expenditure derivatives outstanding (2018 – US$1,080 million), at an average rate of $1.300/US$ (2018 – $1.241/US$), with terms to maturity ranging from January 2020 to December 2021 (2018 – January 2019 to December 2020). As at December 31, 2019, our outstanding expenditure derivatives maturing in 2020 are hedged at an average exchange rate of $1.30/US$.

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2019, we had equity derivatives for 4.3 million

(2018 – 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.76 (2018 – $51.54). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

This year, we settled 0.7 million (2018 – 0.4 million) equity derivatives at a weighted average price of $71.66 (2018 – $61.15) for net proceeds of $16 million (2018 – $4 million).

We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2020 (from April 2019).

58     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	–	–	223	55
Net mark-to-market asset				1,439

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Equity derivatives not accounted for as hedges:
As assets	–	–	258	92
Net mark-to-market asset				1,500

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI’s outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

On January 22, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on April 1, 2020 to shareholders of record on March 10, 2020.

We currently expect that the remaining record and payment dates for the 2020 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date

April 21, 2020	June 10, 2020	July 2, 2020

June 3, 2020	September 9, 2020	October 1, 2020

October 21, 2020	December 10, 2020	January 4, 2021

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     59

MANAGEMENT’S DISCUSSION AND ANALYSIS

NORMAL COURSE ISSUER BID

In April 2019, the TSX accepted a notice of our intention to commence a NCIB program (2019 NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2018, the TSX accepted a notice of our intention to commence a NCIB program (2018 NCIB) that allowed us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares during the year ended December 31, 2018.

In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. In 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

OUTSTANDING COMMON SHARES

	As at December 31
	2019	2018
Common shares outstanding [1]
Class A Voting	111,154,811	111,155,637
Class B Non-Voting	393,770,507	403,657,038
Total common shares	504,925,318	514,812,675
Options to purchase Class B Non-Voting Shares
Outstanding options	3,154,795	2,719,612
Outstanding options exercisable	993,645	1,059,590

[1]

Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 29, 2020, 111,154,811 Class A Shares, 393,770,507 Class B Non-Voting Shares, and 3,145,274 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2019	2018
Basic weighted average number of shares outstanding	512	515
Diluted weighted average number of shares outstanding	513	516

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COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2019. See notes 3, 21, and 27 to our 2019 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	2,238	–	–	–	2,238
Long-term debt [1]	–	2,050	2,353	11,727	16,130
Net interest payments	735	1,299	1,121	8,763	11,918
Lease liabilities	230	413	326	1,251	2,220
Debt derivative instruments [2]	–	–	(361)	(516)	(877)
Expenditure derivative instruments [2]	1	–	–	–	1
Player contracts [3]	95	108	45	–	248
Purchase obligations [4]	312	215	92	41	660
Property, plant and equipment	106	93	1	–	200
Intangible assets	44	19	–	–	63
Program rights [5]	620	1,111	1,052	830	3,613
Other long-term liabilities	–	12	7	7	26
Total	4,381	5,320	4,636	22,103	36,440

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Contractual obligations under service, product, and wireless device contracts to which we have committed.
[5]	Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 27 to our 2019 Audited Consolidated Financial Statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill the confidence of our shareholders.

Voting control of Rogers Communications Inc. is held by a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the trust’s ownership of 98% of the outstanding Class A Shares of RCI (2018 – 92%). The Rogers family are substantial stakeholders and owned approximately 29% of our equity as at December 31, 2019 (2018 – 27%) through its ownership of a combined total of 147 million (2018 – 141 million) Class A Shares and Class B Non-Voting Shares.

The Board is currently made up of four members of the Rogers family and another ten directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

We have adopted many best practices for effective governance, including:

•	separation of the CEO and Chair roles;
•	an independent lead director;
•	formal corporate governance policies and charters;
•	a code of business conduct and whistleblower hotline;
•	director share ownership requirements;
•	Board and committee in camera discussions;
•	annual reviews of Board and Committee performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	an orientation program for new directors;
•	regular Board and committee education sessions;
•	committee authority to retain independent advisors; and
•	director material relationship standards.

Prior to Mr. Burgess’ resignation from the Board effective November 20, 2019, a majority of our directors were independent, while currently half of the directors are independent. The Board currently intends to nominate proposed directors that would result in a majority of independent directors, if all those nominated are elected at the upcoming annual general shareholder meeting.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

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SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY

At Rogers, being a good corporate citizen is at the very heart of our business. Corporate social responsibility was important to our founder, Ted Rogers, and continues to be a core value embraced at Rogers today.

The material aspects of our corporate social responsibility platform are grouped into six focus areas that are listed below, along with our approaches in addressing them:

Good governance

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct.

Customer experience

•

Customer Service and Transparency: We believe in putting customers first in everything we do; this is a core pillar of our strategic priorities. We continue to focus on self-serve options for our customers and we invest in training and tools for our customer service representatives. In 2019, we improved the Likelihood to Recommend (LTR) surveys to align with best-in-class survey experiences and increase response rates to drive improved insights.

•

Network Leadership and Innovation: Innovation has always been a part of our identity, whether it is bringing new products or the latest network technologies to market. In 2019, we invested $2.8 billion in capital expenditures, with much of that investment going to our wireless and cable networks. We continue to focus on core performance and reliability and invest in our wireless network to prepare for the next generation of wireless technology.
•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For example, we have policies in place to comply with all relevant safety regulations and codes, we have programs and teams to manage and advise on our accessibility offerings, and we operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade™.

•

Customer Privacy and Information Security: We actively work to improve transparency and we strive to be an industry leader in the privacy space. Our Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

Employee experience

•

Talent Management: It is our goal to invest in building the skills, capabilities, and careers of our people to support their success and to make Rogers the best place to work in Canada. To achieve this, it is important that we live our values, develop our teams, and continue to support our employees on their career journeys. In 2019, we sustained best-in-class employee engagement scores by investing in growth and development, improving our frontline experience, strengthening collaboration, and rallying around our purpose. Our Chief Human Resources Officer oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Inclusion and Diversity: We aim to create an open, trusting, and inclusive workplace where we embrace diversity of thought and straight talk. We believe that reflecting the diversity of our customers and communities allows us to serve them better. Our Inclusion & Diversity Council is composed of leaders who oversee the development and implementation of our Inclusion & Diversity strategy. We aim to increase representation at the executive level for women and visible minorities, and to increase representation overall for persons with disabilities, Indigenous peoples, and LGBTQ2S+.

•

Safety and Well-being: We are on a dedicated journey to support our employees’ safety and well-being holistically, focusing on the whole employee, including their safety and physical and mental health at work and in their lives. We are also committed to providing and maintaining safe working environments for employees, volunteers, contractors, visitors, and members of the public who may be affected by our activity. We have a robust, risk-based safety management system that is focused on identifying our greatest safety risks, preventing injuries through multi-faceted programs, and auditing our performance to ensure continuous improvement over time. Our results show significant improvements in areas of focus and this approach will continue in years to come.

Environmental responsibility

•

Energy Use and Climate Change: Annually, we measure and disclose details on our energy use and greenhouse gas (GHG) emissions across our buildings and retail stores, cell transmission sites, power supply stations, data centres, fleet, employee travel and commuting, and the operations of the Toronto Blue Jays and Rogers Centre. We continue to invest in programs that reduce energy and associated GHG emissions, including LED lighting retrofits, cooling optimization strategies across our headends, and decommissioning equipment for better energy performance and space utilization. To drive continuous improvement in our performance, we also have targets to reduce our GHG emissions and energy use by 2025 based on 2011 levels.

•

Waste Reduction: Reducing the amount of waste we produce is another important way in which we manage our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation, run programs to recycle and reuse materials, and work to increase employees’ recycling behaviours through our “Get Up and Get Green” program.

Community investment

•

Community Giving: In 2019, we provided over $60 million in cash and in-kind community investments to support various organizations and causes. We awarded 365 Ted Rogers Scholarships and 116 Ted Rogers Community Grants to help some of the brightest young leaders across the country succeed in their educational aspirations. We also held our second annual Give Together Volunteer Days in June, volunteering 20,000 hours at over 80 volunteer events coast-to-coast, and raised $2.1 million through our annual Give Together giving campaign.

•

Digital Inclusion: Digital inclusion is a priority for us and it is one of the best ways in which we can contribute to society. Our Connected for Success program provides low-cost broadband Internet to rent-subsidized tenants within partnered non-profit organizations and housing providers. Approximately 200,000 Canadian households are eligible for Internet access through the Connected for Success program, giving them the tools and resources needed to experience the benefits of connectivity.

Economy and society

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay our fair share of taxes, and deliver dividends to shareholders. Beyond these direct economic impacts, our performance produces indirect economic benefits, including significant charitable donations and locally procured goods and services.

•

Supply Chain Management: Suppliers play a huge role in our success, which is why we ensure that we have strong supplier selection processes and management, and that we conduct business with socially and environmentally responsible companies that share our values. We have strong, sound procurement processes and demand that our suppliers adhere to our Supplier Code of Conduct. This code sets out expectations for our suppliers in terms of ethical, social, labour, health and safety, and environmental behaviours. Through our membership in the Joint Audit Cooperation (JAC), we share audit findings with a group of twelve other global telecom companies, allowing us to manage sustainability among our suppliers.

See our annual Corporate Social Responsibility report on our website (about.rogers.com/responsibility) for more information about our social and environmental performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $712 million in 2019 is close to the expense computed on our accounting income at the statutory rate of 26.7%. Cash income tax payments totaled $400 million in 2019. Cash income tax payments differ from the income tax expense shown on the financial statements for various reasons, including the required timing of payments. The primary reason our cash income tax is lower than our income tax expense is a result of the significant capital investment we continue to make in our wireless and broadband telecommunications networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

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OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 25,300 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2019 was $1,127 million.

(In millions of dollars)

	Income taxes	Unrecoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments

Total payments	400	9	136	532	50	1,127

[1]	Includes an allocation of $252 million relating to the $3.3 billion, $24 million, and $1.7 billion we paid for the acquisition of spectrum licences in 2014, 2015, and 2019, respectively.

We also collected on behalf of the government $1,957 million in sales taxes on our products and services and $618 million in employee payroll taxes.

RISK MANAGEMENT

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, Rogers will knowingly take certain risks in order to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cybersecurity) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•	our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, data privacy, and environmental;
•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key risks in meeting our corporate and business unit objectives, our risk appetite, and emerging risks. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning for various events to maintain customer service and operate our network in the event of human error or human-caused threats. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; and, information security and privacy breaches, including data loss or theft of data. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a strategic risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and interviewing senior management with business unit accountability. Using an aggregate approach, ERM with senior management identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

ERM also facilitates management’s completion of the financial statement fraud risk assessment to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. Any of these factors could increase churn or reduce our business market share or revenue.

The strategic offering of unlimited wireless plans offers greater value to our customers and represents a significant step towards simplifying our products and services. However, depending on the response from our competitors and/or current and potential customers, we may still need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable business segments. This may result in an increase in subscriber churn as customers now have additional choices of supplementary sources of media content.

Wireless could face increased competition with changes to foreign ownership rules and control of wireless licences. Foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could increase the intensity of competition and reduce our wireless market share. ISED Canada’s policy regarding the transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum. See “Foreign Ownership and Control” for more information.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

INFORMATION SECURITY RISK

Our industry is vulnerable to cyber risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, or operational disruption. A significant cyberattack against our, or our suppliers’, critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on Rogers continuing to monitor these risks, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate them. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things. The Audit and Risk Committee is responsible for overseeing management’s policies and associated procedures related to cybersecurity risks.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our revenue.

TECHNOLOGY

Our network plans assume the availability of new technology for both wireless and wireline networks. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger, have greater access to financial resources, and have fewer regulatory restrictions than Rogers.

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Continued deployments of fibre networks by competitors may lead to an increase in the reach and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services. See “Key Performance Indicators” for more information.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

The use of PVRs has affected our ability to generate television advertising revenue as viewers can skip advertising aired on television networks. The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

REGULATORY RISKS

CHANGES IN GOVERNMENT REGULATIONS

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation In Our Industry” for more information.

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

FEDERAL GOVERNMENT MINISTERIAL MANDATE LETTERS

Implementation of the objective in the Minister for Innovation, Science and Industry’s mandate letter to use all available instruments, including the advancement of the 2019 Telecom Policy Directive, to reduce the average cost of cellular phone bills in Canada by 25 per cent, could negatively impact wireless and Internet plan pricing. The Minister is to work with telecom companies to achieve this objective and to expand mobile virtual network operators (MVNO) in the market. The mandate letter further states that if this price target is not achieved within two years, the Minister can expand MVNO qualifying rules and the CRTC mandate on affordable pricing. Any adverse decision in these areas, or other regulatory burdens implemented by the newly elected government, could have a material, adverse effect on our financial results and future investments.

DIRECTION TO THE CRTC ON TELECOMMUNICATIONS AND CRTC REVIEW OF MOBILE WIRELESS SERVICES

On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so. The final Order will apply to the five-year review to examine the state of the mobile wireless market initiated by the CRTC on February 28, 2019 through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services. Changes arising from the review may adversely affect Rogers. See “Regulation In Our Industry” for more information.

SPECTRUM

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, whether due to the government providing favourable spectrum auctions for regional carriers through set asides and lower rates or otherwise, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THE WIRELESS CODE

The CRTC’s decision to implement its Wireless Code, among other things, effectively required Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts. This affects our customer acquisition and retention costs and subscriber churn. The code was applied to all contracts (excluding enterprise plans) entered into or renewed after December 2, 2013 and applied to contracts (excluding enterprise plans) as of June 3, 2015, no matter when they were originally entered. See “Regulation In Our Industry” for more information.

Our Wireless business could be adversely affected if laws, regulation, or customer behaviour make it difficult for us to apply term commitments or early cancellation fees to customers or receive the service revenue we anticipate from the term commitments.

RADIO FREQUENCY EMISSIONS

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

OBTAINING ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

To build and support the rollout of 5G, and to continue upgrading our cable network, we must continue to have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on First Nations land. We can apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (Telecommunications Act) in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase our costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

COPYRIGHT TARIFFS

Any increase in copyright tariff fees negatively affects our operating results.

CUSTOMER EXPERIENCE

Creating best-in-class customer experiences is an important strategic priority for us, as we understand that great customer experience is key to our long-term success. Our customers’ loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services, such as making a call on their wireless device, browsing the Internet or watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with the Rogers brand. If our products do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers. This could result in the potential for lost sales opportunities and increased churn, both of which could have negative effects on our reputation, results of operations, and financial condition.

RESULTS PERFORMANCE

Industry fundamentals are evolving and to remain competitive, we have made strategic decisions to support long-term customer retention and loyalty. Some of these decisions have had a short-term impact on financial results. With this evolution, we are committed to providing education and support to our external investor community to ensure they understand the potential impacts throughout the transition and support the changes alongside us. If these changes are not fully understood by our external investor community, it could have negative effects on our reputation.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing and engaged workforce, including in key growth areas, such as the network, IT, and digital fields. Our focus must be on providing career and development opportunities, competitive compensation and benefits, and a great employee experience. Failure to maintain and achieve this focus, and changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events, could have an adverse effect on the customer experience, and as a result our revenue and profitability.

IMPACT OF NETWORK FAILURES ON REVENUE AND CUSTOMER SERVICE

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our Internet and wireless networks, there could be capacity and congestion pressures. Such pressures may cause issues with our networks in terms of speed and connectivity. If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position. We also rely on business partners to carry some traffic for certain customers. If one of these carriers has a service failure, it might also cause a service interruption for certain customers that would last until we could reroute the traffic to another carrier. This could have an adverse effect on our ability to service existing customers and acquire new subscribers.

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We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

DEPENDENCE ON INFORMATION TECHNOLOGY SYSTEMS

Our businesses depend on IT systems for day-to-day operations. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Most of our employees and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we cannot access one or more of these facilities as a result of a natural or human-made disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

RELIANCE ON THIRD-PARTY SERVICE PROVIDERS

We have outsourcing and managed service arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including certain facilities or property management functions, contact centre support, certain installation and service technicians, certain network and IT functions, and invoice printing. Interruptions in these services could adversely affect our ability to service our customers. In the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Rogers through increased regulatory risk, reputational damage, and damage to the customer experience.

OTHER BUSINESS RISKS

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

STRATEGY AND BUSINESS PLANS

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

The Connected Home roadmap and products rely, in part, on certain vendors. Should the products not operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower Cable revenue, and unfavourable customer satisfaction.

MONITORING AND CONTROLLING FRAUDULENT ACTIVITIES

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) fraudulent account takeovers (such as “SIM swapping”) established using a false identity, (iii) intentional manipulation of financial statements by employees and/or external parties, and (iv) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

UNAUTHORIZED ACCESS TO DIGITAL BOXES OR INTERNET MODEMS

With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, customer churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

LEGAL AND ETHICAL COMPLIANCE

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations

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MANAGEMENT’S DISCUSSION AND ANALYSIS

where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our results, financial position, reputation, and brand.

DEPENDENCE ON CERTAIN KEY INFRASTRUCTURE AND WIRELESS DEVICE VENDORS

Our wireless business has relationships with a relatively small number of essential network infrastructure and device vendors. We do not have operational or financial control over them and only have limited influence on how they conduct their business with us. Wireless device vendor market share has recently shifted towards fewer top suppliers, which will augment this dependency.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services. Device and network infrastructure suppliers can extend delivery times, raise prices, and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop devices that satisfy customer demands, nor deliver products and services on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

REVENUE EXPECTATIONS FROM NEW AND ADVANCED SERVICES

With the wireless industry working toward implementing 5G networks and the wireline industry working towards future DOCSIS enhancements, we expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

COMPLEXITY OF OUR BUSINESS

Our businesses, technologies, processes, and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if errors or disasters affect them, customers may have a negative experience, resulting in increased churn and lower revenue.

ACQUISITIONS, DIVESTITURES, OR INVESTMENTS

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

ACCESS TO PROGRAMMING RIGHTS

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers are moving towards self-made, self-hosted exclusive content, and may compete for rights more aggressively than expected, such that traditional broadcasters may not gain access to desirable programming. Additionally, if broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights.

INCREASING PROGRAMMING COSTS

Acquiring programming is the single most significant purchasing commitment in our Cable television business and is a material cost for Media television properties. Increased competition for programming rights to content and popular properties from both traditional linear television broadcasters and online competitors continue to increase the cost of programming rights. Higher programming costs could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

DECLINE OF PAY TELEVISION SUBSCRIBERS IN CANADA

The number of pay television households in Canada has declined. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

MIGRATING FROM CONVENTIONAL TO DIGITAL MEDIA

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as Citytv and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

OUR MARKET POSITION IN RADIO AND TELEVISION

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when

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advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

CLIMATE CHANGE

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve.

Climate change and the environment are drawing more attention through evolving public interest. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to our reputation or brand.

FINANCIAL RISKS

CAPITAL COMMITMENTS, LIQUIDITY, DEBT, AND INTEREST PAYMENTS

Our capital commitments and financing obligations could have important consequences, including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

CAPITAL MARKETS

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could either reduce the availability, or increase the cost of capital.

INCOME TAXES AND OTHER TAXES

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

INVENTORY OBSOLESCENCE

Our inventories balance mainly consists of wireless devices and mobile data devices, which generally have relatively short product lifecycles due to frequent new device introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

HIGHER DEVICE COSTS

Our wireless business model has historically been based substantially on subsidizing the cost of subscriber devices, similar to other Canadian wireless carriers. With the increasing costs of devices, we moved to a device financing model instead, similar to many US carriers. This model attracts customers and allows them to pay for their device with no upfront initial costs for some devices over a 24-month period. We also commit to paying suppliers for devices upfront. If we are unable to recover the costs of the devices over the term of the customer contract, this could have an adverse effect on our business, results of operations, and financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LITIGATION RISKS

WHOLESALE INTERNET COSTING AND PRICING

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers’ wholesale high-speed access services, including Rogers’ third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. It is anticipated that the appeal will be heard in mid-2020 with a decision thereafter.

Due to the Court’s granting of the interlocutory Stay and Leave to Appeal, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $150 million, representing the impact on a retroactive basis from March 31, 2016 to December 31, 2019. We estimate the ongoing impact would be approximately $11 million per quarter.

SYSTEM ACCESS FEE – SASKATCHEWAN

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 FEE

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

CELLULAR DEVICES

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

OTHER CLAIMS

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

OUTCOME OF PROCEEDINGS

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

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OWNERSHIP RISK

CONTROLLING SHAREHOLDER

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2019, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2018 – 92%) and approximately 10% of our Class B Non-Voting Shares (2018 – 10%), or in total approximately 29% of the total shares outstanding (2018 – 27%). Only Class A Shares carry the right to vote in most circumstances. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to a shareholder vote.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2019, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2019, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. This report is included in our 2019 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There have been no changes in 2019 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of services on our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code, the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017, and the CRTC Internet Code that became effective on January 31, 2020. See “CRTC Wireless Code” and “CRTC Internet Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

After an extensive proceeding examining which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians, the CRTC released Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services – The path forward for Canada’s digital economy, on December 21, 2016.

The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services that form part of the universal service objective are considered basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

To assist in extending broadband into under-served rural and remote locations, the CRTC stated that it would establish a new broadband fund to which all entities providing Internet services in Canada must contribute. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were established in Telecom Regulatory Policy CRTC 2018-377, Development of the Commission’s Broadband Fund, released on September 27, 2018. Two calls for applications occurred in 2019. 2020 marks the first year of payments into the fund, with a maximum funding level of $100 million in the first year of implementation. This level will increase by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose.

A percent of revenue levy has been applied on wireline and wireless voice revenues since 2000 to support providing voice service to designated high-cost local voice serving area and to provide a national video relay service (VRS). In 2019, a 0.52% levy on wireline and wireless voice revenues generated $94.2 million in subsidies. The voice service subsidy component is declining year-over-year because in Telecom Regulatory Policy CRTC 2018-213, Phase-out of the local voice service subsidy regime, the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the voice subsidy will be eliminated by the end of 2021.

For 2020, the $100 million funding requirements of the Broadband Fund will be added to the voice and VRS requirements, resulting in an increased projected subsidy requirement of $170.7 million per Telecom Decision CRTC 2019-395, Final 2019 revenue-percent charge and related matters, released on December 4, 2019. The percent of revenue levy currently applied to wireline and wireless voice revenues will be extended to also apply to Internet and texting revenue and is set for 2020 on an interim basis at 0.45% on this expanded revenue base, subject to finalization based on actual revenues in late 2020.

CANADA’S ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014. Sections of such legislation related to the unsolicited installation of computer programs or software came into force on January 15, 2015. A private right of action that was to come into place under the legislation effective July 1, 2017 was deferred. We believe we are in compliance with this legislation.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

On June 18, 2015, Bill S-4 – the Digital Privacy Act was passed into law, and made a number of amendments to the Personal Information Protection and Electronic Documents Act. The amendment that introduced mandatory breach notification rules came into force on November 1, 2018. Businesses must now notify impacted individuals and the federal Privacy Commissioner of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Notification must be completed as soon as feasible after it is determined a breach occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. The Privacy Commissioner may also launch an investigation or audit based on the information contained in the breach report. Failure to provide notification or maintain records could result in fines up to $100,000 per violation.

GOVERNMENT OF CANADA REVIEW OF TELECOMMUNICATIONS AND BROADCASTING ACTS

On June 5, 2018, ISED Canada Minister Bains and Canadian Heritage Minister Joly announced a joint review of the Telecommunications Act (Canada) and Broadcasting Act (Canada).

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A seven-person expert panel conducted the review. The review attempts to modernize the legislative framework with specific instruction that the exercise be guided by the principles of net neutrality. It examines support mechanisms for creation, production, and distribution of Canadian content, with an emphasis on exploring how all players (including over-the-top services) can contribute. The review also seeks to address how to best promote competition and affordability for Internet and mobile wireless services. Rogers and others filed their written submissions with the panel on January 11, 2019. An interim report briefly summarizing major themes in the submissions was released in June 2019. The final report, entitled Canada’s Communications Future: Time to Act, released on January 29, 2020, made 97 recommendations in regard to modernizing the legislation governing Canada’s communications sector and is now in the hands of the government for consideration.

WIRELESS

600 MHZ SPECTRUM LICENCE BAND

ISED Canada’s 600 MHz wireless spectrum licence auction began on March 12, 2019, and ended on April 4, 2019. The results were publicly released on April 10, 2019. Twelve companies participated in the auction and 104 of 112 licences were awarded to nine of those participants, with a total value of $3.5 billion. We acquired 52 licences at a cost of $1.7 billion. We took possession of these licences in May 2019, after making payment for the licences.

3500 MHZ SPECTRUM LICENCE BAND

In December 2014, ISED Canada released its policy changes to the 3500 MHz spectrum band. Rogers has a 50% interest in the Inukshuk Wireless Partnership (Inukshuk), which holds between 100-175 MHz of 3500 MHz spectrum in most major urban markets in Canada. The 3500 MHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

On June 6, 2018, ISED Canada released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The 3500 MHz band is viewed as key spectrum to support 5G technologies. In its consultation documents, ISED Canada proposed two options for claw back of existing spectrum licences.

Rogers and others filed their comments on the consultation document on July 12, 2018. Reply comments were filed on August 10, 2018. In its Spectrum Outlook 2018 to 2022, also released on June 6, 2018, ISED Canada anticipated that 3500 MHz spectrum would be released for flexible use in late 2020 following an auction in 2020.

On June 6, 2019, ISED Canada released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. Existing wireless licensees in this range that meet all of their conditions of licence will be eligible to be issued flexible use licences covering the same geographic area for the following spectrum amounts:

•	any licensee that holds 75 MHz of existing spectrum or more will be eligible to apply for 60 MHz;
•	any licensee that holds 50 MHz of existing spectrum will be eligible to apply for 50 MHz; and
•	all other licensees will be eligible to apply for 20 MHz.

Rogers and BCE Inc. currently hold 3500 MHz spectrum licences across the country in Inukshuk, a partnership between the two companies. Because Inukshuk currently holds 75 or more MHz of 3500 MHz spectrum in each of the top 10 service areas in Canada by population, it will be able to apply to retain 60 MHz in those areas. As such, the Decision means that Rogers, in effect, will retain 30 MHz of 3500 MHz spectrum licences for re-designation to flexible use licences in each of the top 10 service areas in Canada by population.

ISED Canada will only begin issuing flexible use licences in the 3500 MHz band after the conclusion of the auction process. On March 5, 2020, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3500 MHz Band following the consultation, establishing the rules and timelines for the 3500 MHz spectrum licence auction. The framework set aside up to 50 MHz of the spectrum available for auction (i.e. after existing holders’ retained spectrum is deducted from the 200 MHz in the band) for carriers other than the three national carriers, Rogers, Bell, and Telus. The auction will commence on December 15, 2020.

The Decision further announced that ISED Canada will launch a future consultation to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200 MHz bands in support of a future spectrum release currently planned to take place in 2022 to support 5G wireless technologies deployment.

WHOLESALE DOMESTIC WIRELESS ROAMING RATES TERMS & CONDITIONS AND RATES

On May 5, 2015, the CRTC released Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services. The CRTC determined it is necessary to regulate the rates that Rogers and two of its competitors (Bell and Telus) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015. The CRTC process to establish final rates extended into 2018.

The CRTC further determined that it is not appropriate to mandate wholesale MVNO access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

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On March 22, 2018, the CRTC released Telecom Order 2018-99, Wholesale mobile wireless roaming service tariffs – Final rates, establishing the final wholesale tariffs that Rogers, Bell, and Telus may charge any of the non-national carriers for roaming. The final rates were made retroactive to May 5, 2015. This decision did not have a material impact on our financial results.

On July 20, 2017, prompted by Order in Council P.C. 2017-0557, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2017-259, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service) to reconsider its earlier decision maintaining the integrity of domestic roaming agreements and instead consider expanding the scope of the wholesale roaming regime to explore innovative business models and technological solutions that could result in more meaningful choices for Canadian consumers, especially those with low incomes. The specific issue was to reconsider the exclusion of public WiFi networks from the definition of “home network” that disqualifies such networks from roaming rights.

On March 22, 2018, the CRTC released Telecom Decision 2018-97, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service. The CRTC maintained its policy of facilities-based competition, while confirming its original decision in Telecom Decision 2017-56, Wholesale mobile wireless roaming service tariffs – Final terms and conditions, to exclude public WiFi networks from the definition of “home network” and not mandate wholesale access to wireless networks. The CRTC also announced that the five-year review of the wireless wholesale regime established in Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, would start by March 2019. The CRTC further initiated a new public proceeding (Telecom Notice of Consultation 2018-98, Lower-cost data-only plans for mobile wireless services), requiring Rogers, Bell, and Telus to file proposed lower-cost data-only plans.

On December 17, 2018, in Telecom Decision CRTC 2018-475, Lower-cost data-only plans for mobile wireless services, the CRTC approved the plans proposed by Rogers, Bell, and Telus, stating that the introduction of these lower-cost data-only plans will assist in addressing a previously identified gap in the market by bringing a variety of new plans to the market within 90 days that were not previously available, with a mix of prices and data capacities, on both a prepaid and postpaid basis, and on both the 3G and LTE networks. Rogers introduced its plans in March 2019.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE OF CONDUCT

In June 2013, the CRTC issued its Wireless Code of Conduct (Wireless Code) that came into effect in December 2013. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the Wireless Code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months.

On June 15, 2017, the CRTC released its decision on the three-year review of the Wireless Code (Telecom Regulatory Policy CRTC 2017-200, Review of the Wireless Code). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

In July 2019, Rogers introduced wireless device financing agreements with both 24- and 36-month terms. On August 30, 2019, the CRTC initiated Telecom Notice of Consultation CRTC 2019-309, Show cause proceeding and call for comments – The Wireless Code – Device financing plans, to consider whether device financing plans, including those with terms longer than 24 months, are compliant with the Wireless Code. Final reply submissions were filed on October 29, 2019 and a decision is expected in 2020. We have since ceased offering device financing arrangements with terms greater than 24 months.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, released in May 2015, the CRTC determined that it would not mandate or require general

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wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On February 26, 2019, the Minister of Innovation, Science and Economic Development tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the CRTC initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. The CRTC is also seeking comments on its preliminary view that mobile virtual network operators (MVNO) should have mandated access to the networks of the national wireless providers (Rogers, Bell, and Telus) until they are able to establish themselves in the market. Finally, the CRTC will be looking ahead to the future of mobile wireless services in Canada, and, in particular, at whether regulatory measures are needed to facilitate the deployment of 5G network infrastructure, such as small-cell sites. Extensive written submissions were filed in 2019 and a two-week oral hearing began on February 18, 2020. Final written submissions are to be filed on March 23, 2020 with a decision thereafter. Any adverse decision regarding the items being reviewed in the proceeding could have a material, adverse effect on our financial results and future investments.

CABLE

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On April 20, 2017, the CRTC released Telecom Regulatory Policy CRTC 2017-104, Framework for assessing the differential pricing practices of Internet service providers, setting out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
•	whether the offering is exclusive to certain customers or certain content providers;
•	the impact on Internet openness and innovation; and
•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for existing wholesale high-speed access services (HAS) that provide for a single provincial point of interconnection, but which are not available over FTTH access facilities (Telecom Decision CRTC 2016-117, Review of costing inputs and the application process for wholesale high-speed access). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale HAS providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detailed our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, Tariff notice applications concerning aggregated wholesale high-speed access services – Revised interim rates, significantly reducing existing interim rates for the capacity charge tariff component of wholesale HAS pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale HAS rates are set on a final basis.

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers’ wholesale HAS, including Rogers’ TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016. We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost.

On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court ruled on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. It is anticipated that the appeal will be heard in mid-2020 with a decision thereafter.

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On November 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an appeal of the Order with the Federal Cabinet, pursuant to Section 12(1) of the Telecommunications Act, asking the Cabinet to order the CRTC to reconsider its August 15, 2019 decision in conjunction with the CRTC’s previously announced review of the entire wholesale regulatory framework. We also asked that the Cabinet order the CRTC to take Canada’s broader telecommunications policy objectives into account as part of the reconsideration and review. Finally, we asked that the Cabinet vary the August 15, 2019 decision by cancelling the windfall granted to the resellers and making the final wholesale rates that the CRTC establishes, after reconsidering its decision, applicable only on a forward-looking basis. This would substantially reduce the regulatory uncertainty arising from the decision.

On December 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an Application with the CRTC seeking review and variance and stay of the Order pursuant to sections 27(1), 61(2), and 62 of the Telecommunications Act, Part 1 of the Canadian Radio-television and Telecommunications Commission Rules of Practice and Procedure, and Telecommunications Information Bulletin CRTC 2011-214, Revised Guidelines for review and vary applications. Specifically, we seek:

a)

review and variance of the methodology and the resulting rates approved for the Cable Carriers’ aggregated wholesale HAS in the CRTC Order in conjunction with the CRTC’s planned review of its approach to setting the rates for wholesale telecommunications services generally;

b)	review and variance of the determination in the Order regarding retroactivity such that any new wholesale rates for Cable Carrier HAS services apply only on a prospective basis; and
c)

in the event that the interlocutory stay of the Order granted by the Federal Court of Appeal is terminated or varied, an interim stay of the Order pending completion of the Commission’s determinations in respect of both (a) and (b) above.

CRTC INTERNET CODE

On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, The Internet Code, establishing a mandatory code of conduct (Code) for large facilities-based ISPs that applies to the companies’ provision of fixed wireline Internet access services to individual customers. As is the case for the Wireless, Deposit and Disconnection, and Television Service Provider Codes already in place, the Commission for Complaints for Telecom-television Services Inc. (CCTS) will administer the Code. The Code came into effect on January 31, 2020.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, Review of wholesale wireline services and associated policies), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates is anticipated in 2020.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On June 15, 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-224, Policy framework for local and community television. The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly created Independent Local News Fund for independently owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as Citytv, in the case of Rogers). Rogers has closed its Greater Toronto Area community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). Effective March 1, 2016, we began offering a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks.

The CRTC also adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages as of December 2016. As a BDU, we are permitted to continue to offer our existing basic

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service and programming packages. The CRTC also revised its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

A number of changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees were also made. All licensed programmers and BDUs are to comply with the Wholesale Code, which came into effect on January 22, 2016.

The decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers which came into effect on September 1, 2017.

ROGERS CABLE TV LICENCE RENEWALS

On August 2, 2018, in Broadcasting Decision CRTC 2018-265, Rogers – Licence renewal for various terrestrial broadcasting distribution undertakings, the CRTC renewed Rogers’ Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers’ application.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council’s request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming.

On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians. The report will inform the government’s review of the Broadcasting Act (Canada) and Telecommunications Act (Canada).

MEDIA

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers were unable to agree on a new rate for the distribution of distant signals after the expiration of the current agreement in 2013. A proceeding was initiated by the Copyright Board, which began on November 23, 2015. The proceeding continued into 2016 and 2017; a decision was rendered on December 18, 2018.

The decision increased the rate paid by BDUs by approximately 8% for 2014, a further 7.5% for 2015, and a further 2.5% for 2016, with 2017 and 2018 held constant at the 2016 rate. The impact of these additional costs is not material.

LICENCE RENEWALS

In a proceeding initiated by Broadcasting Notice of Consultation CRTC 2016-225, Renewal of television licences held by large English- and French-language ownership groups, released June 15, 2016, Rogers sought renewal of our group-based licences (six Citytv over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, OLN, FX, and FXX), our five over-the-air ethnic OMNI television licences, and our mainstream sports licences (Sportsnet and Sportsnet One). We also sought approval of an application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order granting it mandatory carriage on the basic service with a regulated affiliation fee.

On May 18, 2017, the CRTC released Broadcasting Decision CRTC 2017-151, Rogers Media Inc. – Licence renewals for English-language television stations, services and network, approving five-year renewals of our group-based licences. Five-year licence renewals were also approved for our mainstream sports services licences (Sportsnet and Sportsnet One) and our on-demand service (Rogers on Demand). To coincide with the expiry date of the broadcasting licence for our new discretionary service, OMNI Regional, discussed below, the broadcasting licences for our five over-the-air ethnic OMNI television licences were renewed for a three-year period in this Broadcasting Decision.

In Broadcasting Decision CRTC 2017-152, OMNI Regional – National, multilingual multi-ethnic discretionary service, released the same day, the CRTC also approved our application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.12/subscriber/month for a three-year term. The CRTC further issued a call (Broadcasting Notice of Consultation 2017-154, Call for applications for a national, multilingual multi-ethnic television service offering news and information programming) for competing applications to determine whether OMNI Regional should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant.

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On August 14, 2017, the Governor in Council, on the advice of the Minister of Canadian Heritage through Order in Council P.C. 2017-1060, directed the CRTC to reconsider its group licence renewal decisions issued May 15, 2017 for large television broadcasters that, among other changes, lowered the amount that some major broadcasters must spend on Programs of National Interest (PNI). The CRTC is to “consider how it can be ensured that significant contributions are made to the creation and presentation of programs of national interest, music programming, short films, and short-form documentaries.”

On August 30, 2018, in Broadcasting Decision CRTC 2018-335, Reconsideration of licence renewal decisions for the television services of large English-language private ownership groups, the CRTC determined that Rogers’ PNI expenditure requirements will be maintained at 5% of the previous broadcast year’s gross revenues as determined in the original decision. Rogers and other groups will be required to direct 0.17% of previous broadcast year’s gross revenues to support music programming. This amount may be counted towards meeting the Canadian programming expenditure requirement. No additional expenditures were ordered for short-form content. The conditions of licence will apply until August 31, 2022, the end of the five-year licence term.

With regard to Broadcasting Notice of Consultation 2017-154 referenced above calling for competing applications to determine whether OMNI Regional should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant, the CRTC oral hearing on the matter occurred in November 2018.

On May 23, 2019, in Broadcasting Decision 2019-172, Licensing of a national, multilingual multi-ethnic discretionary service, the CRTC granted Rogers Media a licence to operate a national, multilingual, and multi-ethnic television service in 20 languages pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.19/subscriber/month for a three-year term from September 1, 2020 to August 31, 2023. This follows a competitive process in which the CRTC determined that Rogers best met the criteria set out in its call for applications. The CRTC further stated that beginning on September 1, 2020, Canada’s third-language communities will have improved access to news and programming relevant to them. The new service, which will succeed Rogers’ existing OMNI Regional service, will be available on all digital basic television packages throughout Canada. The new OMNI Regional service will better reflect Canada’s diverse ethnic and linguistic communities and offer more news and information programming from a Canadian perspective. Four losing applicants filed a number of appeals of the Decision with the Federal Cabinet and the Federal Court of Appeal.

On August 17, 2019, in Order in Council P.C. 2019-1227, the Federal Cabinet, through the Governor General in Council, declined to set aside or refer back to the CRTC for reconsideration the decision and on August 15, 2019, the Federal Court of Appeal dismissed the motions. On September 16, 2019, CorrCan Media Group, one of the four applicants that filed the losing appeal with the Federal Cabinet, filed a motion in the Federal Court of Appeal for a judicial review of the pronouncement by the Governor General in Council issued on August 17, 2019.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

LEASES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-

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adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2019.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate
Impact of 0.5% increase	(233)
Impact of 0.5% decrease	266
Rate of future compensation increase
Impact of 0.25% increase	17
Impact of 0.25% decrease	(17)
Mortality rate
Impact of 1 year increase	61
Impact of 1 year decrease	(64)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately (e.g. third-party gift cards), we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest, being primarily MLSE and Glentel. The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2019	2018	% Chg
Revenue	69	86	(20)
Purchases	212	197	8

We have also entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	The Hon. David R. Peterson, P.C., Q.C., the non-executive chairman emeritus of Cassels Brock and Blackwell LLP, a law firm that provides legal services to Rogers; and
•	Isabelle Marcoux, C.M., the chair of the board of Transcontinental Inc., a company that provides printing services to Rogers.

	Years ended December 31
(In millions of dollars)	2019	2018
Printing and legal services [1]	6	13

[1]	The amount paid for legal services is nominal.

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We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2019 and 2018.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2019

We adopted the following IFRS amendments in 2019. They did not have a material effect on our financial statements.

•	Amendments to IAS 19, Employee Benefits, providing guidance on accounting for defined benefit plans that have been amended, curtailed, or settled during a period.
•

Amendments to IAS 23, Borrowing Costs, clarifying the requirement that borrowings made specifically to finance construction of qualifying assets become part of a pool of general borrowings after completion.

•

Amendments to IAS 28, Investments in Associates and Joint Ventures, clarifying the requirement in applying IFRS 9, Financial Instruments including its impairment requirements, to long-term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

•	Amendments to IFRS 3, Business Combinations and IFRS 11, Joint Arrangements, clarifying the distinction between a business and a group of assets to aid in applying IFRS 3.
•

Amendments to IFRIC 23, Uncertainty over Income Tax Treatments, aiming to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments.

Additionally, we adopted IFRS 16 effective January 1, 2019. The effects this new pronouncement has on our results and operations are described below.

IFRS 16, LEASES

IFRS 16 supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees unless the underlying asset is of low value. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders’ equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;
•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;
•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and
•

relied upon our assessment of whether leases were onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

EFFECT OF IFRS 16 TRANSITION

Below is a summary of the IFRS 16 adjustments on certain key financial metrics from our Consolidated Statement of Financial Position as at January 1, 2019.

(in millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019
Assets
Current assets:
Other current assets		459	(23)	436
Remainder of current assets		4,429	–	4,429
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Remainder of long-term assets		15,250	–	15,250

Total assets		31,918	1,458	33,376
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		3,052	(55)	2,997
Current portion of lease liabilities	i	–	190	190
Remainder of current liabilities		3,784	–	3,784
Total current liabilities		6,836	135	6,971

Lease liabilities	i	–	1,355	1,355
Deferred tax liabilities		2,910	(9)	2,901
Remainder of long-term liabilities		13,993	–	13,993
Total liabilities		23,739	1,481	25,220

Shareholders’ equity		8,179	(23)	8,156

Total liabilities and shareholders’ equity		31,918	1,458	33,376

i) Right-of-use assets and lease liabilities

We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or rate;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus
•	any initial direct costs incurred; and
•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;
•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standards that will become effective in future years and could have an impact on our consolidated financial statements in future periods:

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.
•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.
•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•

Amendments to IFRS 9, IAS 39, and IFRS 7, Interest Rate Benchmark Reform, seeking to reduce uncertainty and diminishing long-term viability of certain interest rate benchmarks used in global financial markets, such as interbank offer rates (IBORs).

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining new standards or amendments will have on our consolidated financial statements.

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KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;
•	Wireless;
•	Cable; and
•	homes passed (Cable);
•	subscriber churn (churn);
•	blended average billings per user (ABPU);
•	blended average revenue per user (ARPU);
•	capital intensity;
•	total service revenue;
•	dividend payout ratios; and
•	return on assets.

SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.
•

When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•

Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)

Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

BLENDED AVERAGE BILLINGS PER USER (WIRELESS)

We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ABPU by dividing the sum of Wireless service revenue, the amortization of contract assets to accounts receivable, and billings related to financing receivables (following the introduction of this new offering) by the average total number of Wireless subscribers for the same period.

BLENDED AVERAGE REVENUE PER USER (WIRELESS)

Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ARPU by dividing Wireless service revenue by the average total number of Wireless subscribers for the same period.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences. We calculate capital intensity by dividing capital expenditures by revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

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NON-GAAP MEASURES AND RELATED PERFORMANCE MEASURES

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	How and why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin

• To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

• We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.

• We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted EBITDA:

Net income

add (deduct)

income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:

Adjusted EBITDA

divided by

revenue.

Net income
Adjusted net income Adjusted basic and diluted earnings per share

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow [1]

• To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.

Long-term debt
Debt leverage ratio	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income

[1]

Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the “net change in contract asset and deferred commission cost asset balances”. We redefined free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     89

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

	Years ended December 31
(In millions of dollars)	2019	2018
Net income	2,043	2,059
Add (deduct):
Income tax expense	712	758
Other income	(10)	(32)
Finance costs	840	793
Restructuring, acquisition and other	139	210
Gain on disposition of property, plant and equipment	–	(16)
Depreciation and amortization	2,488	2,211
Adjusted EBITDA	6,212	5,983

	Years ended December 31

(In millions of dollars, except percentages)	2019	2018
Adjusted EBITDA	6,212	5,983
Divided by: total revenue	15,073	15,096
Adjusted EBITDA margin	41.2%	39.6%

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31

(In millions of dollars)	2019	2018
Net income	2,043	2,059
Add (deduct):
Restructuring, acquisition and other	139	210
Loss on bond forward derivatives	–	21
Loss on repayment of long-term debt	19	28
Gain on disposition of property, plant and equipment	–	(16)
Income tax impact of above items	(43)	(61)
Income tax adjustment, legislative tax change	(23)	–
Adjusted net income	2,135	2,241

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2019	2018
Adjusted basic earnings per share:
Adjusted net income	2,135	2,241
Divided by: weighted average number of shares outstanding	512	515
Adjusted basic earnings per share	$ 4.17	$ 4.35
Adjusted diluted earnings per share:
Adjusted net income	2,135	2,241
Effect on net income of dilutive securities	(6)	(2)
Diluted adjusted net income	2,129	2,239
Divided by: diluted weighted average number of shares outstanding	513	516
Adjusted diluted earnings per share	$ 4.15	$ 4.34

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2019	2018 (restated) [1]
Cash provided by operating activities	4,526	4,288
Add (deduct):
Capital expenditures	(2,807)	(2,790)
Interest on borrowings, net of capitalized interest	(727)	(689)
Interest paid	779	726
Restructuring, acquisition and other	139	210
Program rights amortization	(77)	(58)
Net change in contract asset balances	204	354
Net change in financing receivable balances	84	–
Change in non-cash operating working capital items	138	114
Other adjustments	19	(21)
Free cash flow	2,278	2,134

[1]

Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the “net change in contract asset and deferred commission cost asset balances”. We redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31

(In millions of dollars, except percentages)	2019	2018 (restated) [1]
Dividends declared during the year	1,022	988
Divided by: free cash flow	2,278	2,134
Dividend payout ratio of free cash flow	45%	46%

90     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

RECONCILIATION OF ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

	As at December 31	As at January 1	As at December 31

(In millions of dollars)	2019	2019	2018

Current portion of long-term debt	–	900	900
Long-term debt	15,967	13,390	13,390
Deferred transaction costs and discounts	163	114	114

	16,130	14,404	14,404
Add (deduct):
Net debt derivative assets	(1,383)	(1,373)	(1,373)
Credit risk adjustment related to net debt derivative assets	(31)	(75)	(75)
Short-term borrowings	2,238	2,255	2,255
Current portion of lease liabilities	230	190	–
Lease liabilities	1,495	1,355	–
Cash and cash equivalents	(494)	(405)	(405)

Adjusted net debt	18,185	16,351	14,806

	As at December 31	As at January 1	As at December 31

(In millions of dollars, except ratios)	2019	2019	2018

Adjusted net debt	18,185	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA	6,212	6,157	5,983

Debt leverage ratio	2.9	2.7	2.5

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited) (In millions of dollars)	RCI [1]		RCCI [1]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Selected Statements of Income data measure:
Revenue	–	11	13,129	13,073	2,159	2,225	(215)	(213)	15,073	15,096
Net income (loss)	2,043	2,059	1,732	1,818	184	348	(1,916)	(2,166)	2,043	2,059

As at December 31 (unaudited) (In millions of dollars)	RCI [1]		RCCI [1,2]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Selected Statements of Financial Position data measure:
Current assets	26,571	24,687	24,447	22,870	10,552	10,256	(56,453)	(52,925)	5,117	4,888
Non-current assets	30,048	27,485	26,342	22,396	3,710	3,700	(28,198)	(26,551)	31,902	27,030
Current liabilities	26,550	25,995	29,201	27,170	8,278	8,206	(58,065)	(54,535)	5,964	6,836
Non-current liabilities	17,869	15,149	4,938	3,025	138	110	(1,306)	(1,381)	21,639	16,903

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     91

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ABPU, ARPU, percentages, and ratios)	As at or years ended December 31
	2019	2018 [1]	2017 [2]	2016 [3]	2015 [3]
Revenue
Wireless	9,250	9,200	8,569	7,916	7,651
Cable	3,954	3,932	3,894	3,871	3,870
Media	2,072	2,168	2,153	2,146	2,079
Corporate items and intercompany eliminations	(203)	(204)	(247)	(231)	(186)
Total revenue	15,073	15,096	14,369	13,702	13,414
Total service revenue [4]	12,965	12,974	12,550	13,027	12,649
Adjusted EBITDA [5]
Wireless	4,345	4,090	3,726	3,262	3,217
Cable	1,919	1,874	1,819	1,773	1,751
Media	140	196	127	159	167
Corporate items and intercompany eliminations	(192)	(177)	(170)	(163)	(159)
Total adjusted EBITDA	6,212	5,983	5,502	5,031	4,976
Net income	2,043	2,059	1,845	835	1,342
Adjusted net income [5]	2,135	2,241	1,902	1,432	1,433
Cash provided by operating activities	4,526	4,288	3,938	3,957	3,747
Free cash flow [5]	2,278	2,134	1,685	1,705	1,676
Capital expenditures	2,807	2,790	2,436	2,352	2,440
Earnings per share
Basic	$3.99	$4.00	$3.58	$1.62	$2.61
Diluted	$3.97	$3.99	$3.57	$1.62	$2.60
Adjusted earnings per share [5]
Basic	$4.17	$4.35	$3.69	$2.78	$2.78
Diluted	$4.15	$4.34	$3.68	$2.77	$2.77
Statements of Financial Position:
Assets
Property, plant and equipment	13,934	11,780	11,143	10,749	10,997
Goodwill	3,923	3,905	3,905	3,905	3,905
Intangible assets	8,905	7,205	7,244	7,130	7,243
Investments	2,830	2,134	2,561	2,174	2,271
Other assets	7,427	6,894	5,637	4,384	4,773
Total assets	37,019	31,918	30,490	28,342	29,189
Liabilities and Shareholders’ Equity
Long-term liabilities	21,639	16,903	16,111	17,960	18,536
Current liabilities	5,964	6,836	6,883	5,113	5,017
Total liabilities	27,603	23,739	22,994	23,073	23,553
Shareholders’ equity	9,416	8,179	7,496	5,269	5,636
Total liabilities and shareholders’ equity	37,019	31,918	30,490	28,342	29,189
Subscriber count results (in thousands) [4]
Wireless subscribers [6]	10,840	10,783	10,482	10,274	9,877
Internet subscribers	2,534	2,430	2,321	2,145	2,048
Television subscribers	1,579	1,685	1,740	1,820	1,896
Phone subscribers	1,072	1,116	1,108	1,094	1,090
Additional Wireless metrics [4]
Postpaid churn (monthly)	1.11%	1.10%	1.20%	1.23%	1.27%
Blended ABPU (monthly) [7]	$66.23	$64.74	$62.31	n/a	n/a
Blended ARPU (monthly)	$55.49	$55.64	$54.23	$60.42	$59.71
Additional consolidated metrics
Revenue growth	0%	5%	5%	2%	4%
Adjusted EBITDA growth	4%	9%	9%	1%	0%
Dividends declared per share	$2.00	$1.92	$1.92	$1.92	$1.92
Dividend payout ratio of net income [4]	50.0%	48.0%	53.6%	118.3%	73.6%
Dividend payout ratio of free cash flow [4,5]	44.9%	55.8%	58.6%	57.9%	58.9%
Return on assets [4]	5.5%	6.5%	6.1%	2.9%	4.6%
Debt leverage ratio [5]	2.9	2.5	2.7	3.0	3.1

[1]	2018 and prior reported figures have not been restated applying IFRS 16. See “Accounting Policies”.
[2]	2017 reported figures have been restated applying IFRS 15.
[3]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15.
[4]	As defined. See “Key Performance Indicators”.
[5]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, free cash flow, debt leverage ratio, and dividend payout ratio of free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[6]

Effective October 1, 2019, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 53,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business. Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

[7]	Blended ABPU has not been presented for periods prior to 2017. We commenced using blended ABPU as a key performance indicator in the first quarter of 2018. See “Key Performance Indicators”.

92     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Management’s Responsibility for Financial Reporting

December 31, 2019

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.’s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The

Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors’ report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 5, 2020

Joe Natale President and Chief Executive Officer	Anthony Staffieri, FCPA, FCA Chief Financial Officer

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     93

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Rogers Communications Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases during 2019 due to the adoption of IFRS 16, Leases, and included the presentation of the statement of financial position as at January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverability of the carrying value of goodwill in the Media segment

As discussed in Note 9 to the consolidated financial statements, the Company tests goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or more frequently if indicators of impairment are identified. The impairment tests involve comparing the carrying value of the relevant cash-generating unit (CGU) or group of cash-generating units (CGUs) that contain goodwill to its corresponding recoverable amount. Goodwill is monitored at an operating segment level in the Media segment. The determination that goodwill is monitored at the segment level requires the application of judgment. In addition, a number of businesses within the Company’s Media segment are partially reliant on traditional advertising revenues, are subject to a highly competitive environment, and continue to have profitability challenges due to declining advertising revenue growth rates and increasing costs of producing and/or providing content. The estimate of the recoverable amount, which is determined based on the higher of fair value less costs to sell and value in use, is based on significant estimates developed by the Company relating to future cash flows, the terminal growth rate, and the discount rate applied in its valuation model. The goodwill balance in the Media segment as at December 31, 2019 was $955 million.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There were judgments applied in assessing the level at which goodwill was tested and there was a high degree of subjective auditor judgment required in evaluating the key assumptions used in the valuation models, which included the CGUs’ future cash flows, the discount rate, and the terminal growth rate.

94     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and the key assumptions used in estimating the recoverable amount of the Media CGUs. We compared the Company’s historical cash flow forecasts to actual results achieved to assess the Company’s ability to accurately forecast financial results. We compared the cash flow forecasts used to estimate the recoverable amount to approved plans. We assessed the assumptions used to determine the Media segment’s future cash flows by comparing to underlying documentation and external market and industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate, by comparing the Company’s inputs to the discount rate to publicly available data for comparable entities, independently developing a range of reasonable discount rates, and comparing those to the Company’s rate and the terminal growth rate for the Media Group of CGUs, by comparing to underlying documentation and publicly available market data. We performed a sensitivity analysis over the key assumptions in the valuation model to assess their impact on the Company’s determination of the recoverable amount.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1969.

Toronto, Canada

March 5, 2020

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     95

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Rogers Communications Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting contained within Management’s Discussion and Analysis for the year ended December 31, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 5, 2020

96     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2019	2018

Revenue	5	15,073	15,096

Operating expenses:

Operating costs	6	8,861	9,113

Depreciation and amortization	7, 8, 9	2,488	2,211

Gain on disposition of property, plant and equipment	7	–	(16)

Restructuring, acquisition and other	10	139	210

Finance costs	11	840	793

Other income	12	(10)	(32)

Income before income tax expense		2,755	2,817

Income tax expense	13	712	758

Net income for the year		2,043	2,059

Earnings per share:

Basic	14	$3.99	$4.00

Diluted	14	$3.97	$3.99

The accompanying notes are an integral part of the consolidated financial statements.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     97

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2019	2018
Net income for the year		2,043	2,059

Other comprehensive income (loss):

Items that will not be reclassified to net income:

Defined benefit pension plans:

Remeasurements	23	(159)	53

Related income tax recovery (expense)		40	(12)
Defined benefit pension plans		(119)	41
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	18	737	(440)
Related income tax (expense) recovery		(104)	63
Equity investments measured at FVTOCI		633	(377)
Items that will not be reclassified to net income		514	(336)

Items that may subsequently be reclassified to net income:

Cash flow hedging derivative instruments:

Unrealized gain in fair value of derivative instruments		66	725

Reclassification to net income of loss (gain) on debt derivatives		458	(671)

Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(61)	(8)

Reclassification to net income for accrued interest		(46)	(43)

Related income tax expense		(29)	(65)
Cash flow hedging derivative instruments		388	(62)
Equity-accounted investments:

Share of other comprehensive (loss) income of equity-accounted investments, net of tax		(8)	14
Equity-accounted investments		(8)	14
Items that may subsequently be reclassified to net income		380	(48)
Other comprehensive income (loss) for the year		894	(384)
Comprehensive income for the year		2,937	1,675

The accompanying notes are an integral part of the consolidated financial statements.

98     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

		As at December 31	As at January 1	As at December 31

	Note	2019	2019	2018
			(see note 2)	(see note 15)
Assets

Current assets:

Cash and cash equivalents		494	405	405

Accounts receivable	15	2,304	2,236	2,236

Inventories	16	460	466	466

Current portion of contract assets	5	1,234	1,052	1,052

Other current assets		524	436	459

Current portion of derivative instruments	17	101	270	270
Total current assets		5,117	4,865	4,888

Property, plant and equipment	7, 8	13,934	13,261	11,780

Intangible assets	9	8,905	7,205	7,205

Investments	18	2,830	2,134	2,134

Derivative instruments	17	1,478	1,339	1,339

Contract assets	5	557	535	535

Other long-term assets		275	132	132

Goodwill	9	3,923	3,905	3,905

Total assets		37,019	33,376	31,918

Liabilities and shareholders’ equity

Current liabilities:

Short-term borrowings	19	2,238	2,255	2,255

Accounts payable and accrued liabilities		3,033	2,997	3,052

Income tax payable		48	177	177

Other current liabilities	20	141	132	132

Contract liabilities	5	224	233	233

Current portion of long-term debt	21	–	900	900

Current portion of lease liabilities	8	230	190	–

Current portion of derivative instruments	17	50	87	87
Total current liabilities		5,964	6,971	6,836

Provisions	20	36	35	35

Long-term debt	21	15,967	13,390	13,390

Derivative instruments	17	90	22	22

Lease liabilities	8	1,495	1,355	–

Other long-term liabilities	22	614	546	546

Deferred tax liabilities	13	3,437	2,901	2,910
Total liabilities		27,603	25,220	23,739
Shareholders’ equity	24	9,416	8,156	8,179

Total liabilities and shareholders’ equity		37,019	33,376	31,918

Guarantees	27
Commitments and contingent liabilities	28
Subsequent events	24

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Edward S. Rogers Director	John H. Clappison, FCPA, FCA Director

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     99

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares

Year ended December 31, 2019	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders’ equity
Balances, December 31, 2018	71	111,155	406	403,657	7,182	636	(125)	9	8,179
Adjustments pertaining to IFRS 16 adoption (see note 2)	–	–	–	–	(23)	–	–	–	(23)
Balances, January 1, 2019 (restated, see note 2)	71	111,155	406	403,657	7,159	636	(125)	9	8,156
Net income for the year	–	–	–	–	2,043	–	–	–	2,043

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	(119)	–	–	–	(119)
FVTOCI investments, net of tax	–	–	–	–	–	633	–	–	633
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	388	–	388
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(8)	(8)

Total other comprehensive income (loss)	–	–	–	–	(119)	633	388	(8)	894

Comprehensive income (loss) for the year	–	–	–	–	1,924	633	388	(8)	2,937

Reclassification to retained earnings for disposition of FVTOCI investments	–	–	–	–	4	(4)	–	–	–

Transactions with shareholders recorded directly in equity:
Repurchase of Class B Non-Voting Shares	–	–	(9)	(9,887)	(646)	–	–	–	(655)
Dividends declared	–	–	–	–	(1,022)	–	–	–	(1,022)
Share class exchange	–	(1)	–	1	–	–	–	–	–

Total transactions with shareholders	–	(1)	(9)	(9,886)	(1,668)	–	–	–	(1,677)

Balances, December 31, 2019	71	111,154	397	393,771	7,419	1,265	263	1	9,416

	Class A Voting Shares		Class B Non-Voting Shares

Year ended December 31, 2018	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders’ equity

Balances, January 1, 2018	72	112,407	405	402,403	6,070	1,013	(63)	(5)	7,492

Net income for the period	–	–	–	–	2,059	–	–	–	2,059

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	41	–	–	–	41
FVTOCI investments, net of tax	–	–	–	–	–	(377)	–	–	(377)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(62)	–	(62)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	14	14

Total other comprehensive income (loss)	–	–	–	–	41	(377)	(62)	14	(384)

Comprehensive income (loss) for the year	–	–	–	–	2,100	(377)	(62)	14	1,675

Transactions with shareholders recorded directly in equity:

Dividends declared	–	–	–	–	(988)	–	–	–	(988)

Shares issued on exercise of stock options	–	–	–	2	–	–	–	–	–
Share class exchange	(1)	(1,252)	1	1,252	–	–	–	–	–

Total transactions with shareholders	(1)	(1,252)	1	1,254	(988)	–	–	–	(988)

Balances, December 31, 2018	71	111,155	406	403,657	7,182	636	(125)	9	8,179

The accompanying notes are an integral part of the consolidated financial statements.

100     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2019	2018

Operating activities:

Net income for the year		2,043	2,059

Adjustments to reconcile net income to cash provided by operating activities:

Depreciation and amortization	7, 8, 9	2,488	2,211

Program rights amortization	9	77	58

Finance costs	11	840	793

Income tax expense	13	712	758

Post-employment benefits contributions, net of expense	23	(75)	(44)

Gain on disposition of property, plant and equipment	7	–	(16)

Net change in contract asset balances	5	(204)	(354)

Net change in financing receivable balances	17	(84)	–

Other		46	33

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		5,843	5,498

Change in non-cash operating working capital items	29	(138)	(114)
Cash provided by operating activities before income taxes paid and interest paid		5,705	5,384
Income taxes paid		(400)	(370)
Interest paid		(779)	(726)
Cash provided by operating activities		4,526	4,288

Investing activities:

Capital expenditures	7, 29	(2,807)	(2,790)

Additions to program rights	9	(60)	(54)

Changes in non-cash working capital related to capital expenditures and intangible assets		(35)	(125)

Acquisitions and other strategic transactions, net of cash acquired	9	(1,731)	–

Other		21	25
Cash used in investing activities		(4,612)	(2,944)

Financing activities:

Net proceeds received on short-term borrowings	19	30	508

Net issuance (repayment) of long-term debt	21	2,184	(823)

Net (payments) proceeds on settlement of debt derivatives and forward contracts	17	(121)	388

Transaction costs incurred	21	(61)	(18)

Principal payments of lease liabilities	8	(167)	–

Repurchase of Class B Non-Voting Shares	24	(655)	–

Dividends paid	24	(1,016)	(988)

Other		(19)	–
Cash provided by (used in) financing activities		175	(933)
Change in cash and cash equivalents		89	411
Cash and cash equivalents (bank advances), beginning of year		405	(6)
Cash and cash equivalents, end of year		494	405

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Page		Note	Page		Note

102	Note 1	Nature of the Business	121	Note 16	Inventories

103	Note 2	Significant Accounting Policies	121	Note 17	Financial Risk Management and Financial Instruments
106	Note 3	Capital Risk Management

106	Note 4	Segmented Information	130	Note 18	Investments

108	Note 5	Revenue	131	Note 19	Short-Term Borrowings

110	Note 6	Operating Costs	133	Note 20	Provisions

111	Note 7	Property, Plant and Equipment	134	Note 21	Long-Term Debt

113	Note 8	Leases	137	Note 22	Other Long-Term Liabilities

115	Note 9	Intangible Assets and Goodwill	137	Note 23	Post-Employment Benefits

118	Note 10	Restructuring, Acquisition and Other	140	Note 24	Shareholders’ Equity

118	Note 11	Finance Costs	141	Note 25	Stock-Based Compensation

118	Note 12	Other (Income) Expense	144	Note 26	Related Party Transactions

118	Note 13	Income Taxes	145	Note 27	Guarantees

120	Note 14	Earnings Per Share	145	Note 28	Commitments and Contingent Liabilities

121	Note 15	Accounts Receivable	147	Note 29	Supplemental Cash Flow Information

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the year ended December 31, 2019, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

BUSINESS SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, and is also impacted by foreign exchange rates and general economic conditions.

102     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Cable

Cable’s operating results are affected by modest seasonal fluctuations, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the Major League Baseball season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•	revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the National Hockey League (NHL) season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 5, 2020.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 17, which are measured at fair value;
•	the net deferred pension liability, which is measured as described in note 23; and
•	liabilities for stock-based compensation, which are measured at fair value as disclosed in note 25.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and liabilities – at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•	non-monetary assets and liabilities, and related depreciation and amortization – at the historical exchange rates; and
•	revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) BUSINESS COMBINATIONS

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2019

We adopted the following IFRS amendments in 2019. They did not have a material effect on our financial statements.

•	Amendments to IAS 19, Employee Benefits, providing guidance on accounting for defined benefit plans that have been amended, curtailed, or settled during a period.
•

Amendments to IAS 23, Borrowing Costs, clarifying the requirement that borrowings made specifically to finance construction of qualifying assets become part of a pool of general borrowings after completion.

•

Amendments to IAS 28, Investments in Associates and Joint Ventures, clarifying the requirement in applying IFRS 9, Financial Instruments including its impairment requirements, to long-term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

•	Amendments to IFRS 3, Business Combinations and IFRS 11, Joint Arrangements, clarifying the distinction between a business and a group of assets to aid in applying IFRS 3.
•

Amendments to IFRIC 23, Uncertainty over Income Tax Treatments, aiming to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments.

Additionally, we adopted IFRS 16, Leases (IFRS 16) effective January 1, 2019. The effects this new pronouncement has on our results and operations are described below.

IFRS 16, LEASES

Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is generally required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders’ equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;
•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;
•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and
•

relied upon our assessment of whether leases were onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

104     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Reconciliation of condensed consolidated statement of financial position as at January 1, 2019

Below is the effect of transition to IFRS 16 on our condensed consolidated statement of financial position as at January 1, 2019.

(In millions of dollars)	As reported as at December 31, 2018 (see note 15)	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets

Current assets:

Cash and cash equivalents	405	–	405

Accounts receivable	2,236	–	2,236

Inventories	466	–	466

Current portion of contract assets	1,052	–	1,052

Other current assets	459	(23)	436

Current portion of derivative instruments	270	–	270

Total current assets	4,888	(23)	4,865

Property, plant and equipment	11,780	1,481	13,261

Intangible assets	7,205	–	7,205

Investments	2,134	–	2,134

Derivative instruments	1,339	–	1,339

Contract assets	535	–	535

Other long-term assets	132	–	132

Goodwill	3,905	–	3,905

Total assets	31,918	1,458	33,376

Liabilities and shareholders’ equity

Current liabilities:

Short-term borrowings	2,255	–	2,255

Accounts payable and accrued liabilities	3,052	(55)	2,997

Income tax payable	177	–	177

Other current liabilities	132	–	132

Contract liabilities	233	–	233

Current portion of long-term debt	900	–	900

Current portion of derivative instruments	87	–	87

Current portion of lease liabilities	–	190	190

Total current liabilities	6,836	135	6,971

Provisions	35	–	35

Long-term debt	13,390	–	13,390

Derivative instruments	22	–	22

Lease liabilities	–	1,355	1,355

Other long-term liabilities	546	–	546

Deferred tax liabilities	2,910	(9)	2,901

Total liabilities	23,739	1,481	25,220

Shareholders’ equity	8,179	(23)	8,156

Total liabilities and shareholders’ equity	31,918	1,458	33,376

Prior to adopting IFRS 16, our total minimum operating lease commitments as at December 31, 2018 were $979 million. The weighted average discount rate applied to the total lease payments on transition was 3.82%. The difference between the total of the minimum lease payments set out in Note 27 to our 2018 Annual Financial Statements and the total lease liabilities recognized on transition was a result of:

•

the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at December 31, 2018; partially offset by

•	the effect of discounting on the minimum lease payments; and
•

certain costs to which we are contractually committed under lease contracts but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

See note 8 for the accounting policies, including estimates and judgments, we use to account for leases.

(f) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED IN 2019

The IASB has issued the following new standards that will become effective in a future year and could have an impact on our consolidated financial statements in future periods:

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.
•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.
•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•

Amendments to IFRS 9, IAS 39, and IFRS 7, Interest Rate Benchmark Reform, seeking to reduce uncertainty and diminishing long-term viability of certain interest rate benchmarks used in global financial markets, such as interbank offer rates (IBORs).

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining new standards or amendments will have on our consolidated financial statements.

(g) ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments

4	Reportable Segments	106	X		X

5	Revenue Recognition	108	X	X	X

7	Property, Plant and Equipment	111	X	X	X

8	Leases	113	X	X	X

9	Intangible Assets and Goodwill	115	X	X	X

13	Income Taxes	118	X		X

14	Earnings Per Share	120	X

15	Accounts Receivable	121	X

16	Inventories	121	X

17	Financial Instruments	121	X	X	X

18	Investments	130	X

20	Provisions	133	X	X	X

23	Post-Employment Benefits	137	X	X

25	Stock-Based Compensation	141	X	X

28	Commitments and Contingent Liabilities	145	X		X

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity and indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly owned subsidiary through which our Rogers World Elite Mastercard, Rogers Platinum Mastercard, and Fido Mastercard programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers’ subsidiary was in compliance with that requirement as at December 31, 2019 and 2018. The capital requirements are not material to the Company as at December 31, 2019 or December 31, 2018.

With the exception of the Rogers World Elite Mastercard, Rogers Platinum Mastercard, and Fido Mastercard programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2018.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income

106     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

EXPLANATORY INFORMATION

Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2019 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Revenue	5	9,250	3,954	2,072	(203)	15,073

Operating costs	6	4,905	2,035	1,932	(11)	8,861

Adjusted EBITDA		4,345	1,919	140	(192)	6,212

Depreciation and amortization	7, 8, 9					2,488

Restructuring, acquisition and other	10					139

Finance costs	11					840

Other income	12					(10)

Income before income tax expense						2,755

Capital expenditures [1]	7, 29	1,320	1,153	102	232	2,807

Goodwill	9	1,160	1,808	955	–	3,923

Total assets		20,105	7,891	2,550	6,473	37,019

[1]	Includes proceeds on disposition of $38 million (see note 29).

Year ended December 31, 2018 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Revenue	5	9,200	3,932	2,168	(204)	15,096

Operating costs	6	5,110	2,058	1,972	(27)	9,113

Adjusted EBITDA		4,090	1,874	196	(177)	5,983

Depreciation and amortization	7, 8, 9					2,211

Gain on disposition of property, plant and equipment	7					(16)

Restructuring, acquisition and other	10					210

Finance costs	11					793

Other income	12					(32)

Income before income tax expense						2,817

Capital expenditures [1]	7, 29	1,086	1,429	90	185	2,790

Goodwill	9	1,160	1,808	937	–	3,905

Total assets		16,572	7,666	2,438	5,242	31,918

[1]	Includes proceeds on disposition of $25 million (see note 29).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: REVENUE

ACCOUNTING POLICY

Contracts with customers

We record revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from contracts with customers as follows:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price, which is the total consideration provided by the customer;
4.	allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.	recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and smart home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations or is displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers’ subscribers (usually monthly)
Toronto Blue Jays’ home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement, which redistributes funds between member clubs based on each club’s relative revenue	When the amount is determinable
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Payment terms for typical Media performance obligations range from immediate (e.g. Toronto Blue Jays tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

108     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Deferred commission cost assets

We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in the following key areas:

•	determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
•	determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS

We make significant judgments in determining whether a promise to deliver goods or services is considered distinct, in determining the costs that are incremental to obtaining of fulfilling a contract with a customer, and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately (e.g. third-party gift cards), we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

EXPLANATORY INFORMATION

CONTRACT ASSETS

Below is a summary of the current and long-term portions of contract assets from contracts with customers and the significant changes in those balances during the years ended December 31, 2019 and 2018.

	Years ended December 31
(In millions of dollars)	2019	2018

Balance, beginning of year	1,587	1,233
Additions from new contracts with customers, net of terminations and renewals	1,653	1,572
Amortization of contract assets to accounts receivable	(1,449)	(1,218)

Balance, end of year	1,791	1,587

CONTRACT LIABILITIES

Below is a summary of the current portion of contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2019 and 2018.

	Years ended December 31
(In millions of dollars)	2019	2018

Balance, beginning of year	233	278
Revenue deferred in previous year and recognized as revenue in current year	(222)	(268)
Net additions from contracts with customers	213	223

Balance, end of year	224	233

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEFERRED COMMISSION COST ASSETS

Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2019 and 2018. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Years ended December 31

(In millions of dollars)	2019	2018

Balance, beginning of year	296	278
Additions to deferred commission cost assets	329	340
Amortization recognized on deferred commission cost assets	(320)	(322)

Balance, end of year	305	296

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS

The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2019. The unsatisfied portion of the transaction price of the performance obligations relates to monthly services; we expect to recognize it over the next three to five years.

(In millions of dollars)	2020	2021	2022	Thereafter	Total

Telecommunications service	2,350	983	186	177	3,696

We have elected to utilize the following practical expedients and not disclose:

•	the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
•	the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

	Years ended December 31

(In millions of dollars)	2019	2018

Wireless
Service revenue	7,156	7,091
Equipment revenue	2,094	2,109

Total Wireless	9,250	9,200

Cable
Internet	2,259	2,114
Television	1,430	1,442
Phone	251	363

Service revenue	3,940	3,919
Equipment revenue	14	13

Total Cable	3,954	3,932

Total Media	2,072	2,168

Corporate items and intercompany eliminations	(203)	(204)

Total revenue	15,073	15,096

NOTE 6: OPERATING COSTS

	Years ended December 31

(In millions of dollars)	2019	2018

Cost of equipment sales	2,254	2,284
Merchandise for resale	242	231
Other external purchases	4,360	4,509
Employee salaries, benefits, and stock-based compensation	2,005	2,089

Total operating costs	8,861	9,113

110     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

The following accounting policy applies to property, plant and equipment excluding right-of-use assets recognized under IFRS 16. Our accounting policies for right-of-use assets are included in note 8.

Recognition and measurement, including depreciation

We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;
•	costs directly associated with bringing the assets to a working condition for their intended use;
•	expected costs of decommissioning the items and restoring the sites on which they are located (see note 20); and
•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life

Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing, including recognition and measurement of an impairment charge

See “Impairment Testing” in note 9 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the cash-generating unit (CGU), and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

EXPLANATORY INFORMATION

The table below summarizes our property, plant and equipment as at December 31, 2019, 2018, and 2017.

(In millions of dollars)	December 31, 2019			December 31, 2018			December 31, 2017

	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount

Land and buildings	1,182	(461)	721	1,125	(428)	697	1,090	(397)	693
Cable and wireless networks	21,778	(13,814)	7,964	21,024	(13,550)	7,474	20,252	(13,206)	7,046
Computer equipment and software	5,903	(3,749)	2,154	5,514	(3,305)	2,209	4,996	(2,807)	2,189
Customer premise equipment	1,963	(1,387)	576	1,908	(1,279)	629	1,565	(1,090)	475
Leasehold improvements	596	(281)	315	539	(250)	289	496	(220)	276

Equipment and vehicles	1,244	(776)	468	1,292	(810)	482	1,246	(782)	464

Property, plant and equipment	32,666	(20,468)	12,198	31,402	(19,622)	11,780	29,645	(18,502)	11,143
Right-of-use assets	1,911	(175)	1,736	–	–	–	–	–	–
Total	34,577	(20,643)	13,934	31,402	(19,622)	11,780	29,645	(18,502)	11,143

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2019 and 2018.

(In millions of dollars)	December 31, 2018			December 31, 2019

	Net carrying amount	Effect of IFRS 16 transition	Additions [1]	Depreciation	Disposals and other [2]	Net carrying amount

Land and buildings	697	–	57	(34)	1	721
Cable and wireless networks	7,474	(95)	1,739	(1,157)	3	7,964
Computer equipment and software	2,209	–	644	(706)	7	2,154
Customer premise equipment	629	–	236	(292)	3	576
Leasehold improvements	289	–	60	(33)	(1)	315
Equipment and vehicles	482	–	109	(75)	(48)	468

Property, plant and equipment	11,780	(95)	2,845	(2,297)	(35)	12,198
Right-of-use assets (note 8)	–	1,576	335	(175)	–	1,736

Total property, plant and equipment	11,780	1,481	3,180	(2,472)	(35)	13,934

[1]	Excludes proceeds on disposition of $38 million (see note 29).
[2]	Includes disposals, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2017		December 31, 2018

	Net carrying amount	Additions [1]	Depreciation	Disposals and other [2]	Net carrying amount
Land and buildings	693	40	(32)	(4)	697
Cable and wireless networks	7,046	1,556	(1,128)	–	7,474
Computer equipment and software	2,189	653	(633)	–	2,209
Customer premise equipment	475	423	(269)	–	629
Leasehold improvements	276	44	(31)	–	289
Equipment and vehicles	464	99	(81)	–	482

Total property, plant and equipment	11,143	2,815	(2,174)	(4)	11,780

[1]	Excludes proceeds on disposition of $25 million (see note 29).
[2]	Includes disposals, reclassifications, and other adjustments.

112     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Property, plant and equipment not yet in service and therefore not subject to depreciation as at December 31, 2019 was $1,320 million (2018 – $1,339 million). During 2019, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 3.9% (2018 – 3.9%).

In 2019, we disposed of certain assets with a net carrying amount of $38 million (2018 – $9 million). We received total proceeds of

$38 million (2018 – $25 million) for these assets, thereby recognizing a nil (2018 – $16 million) gain on disposition.

Annually, we perform an analysis to identify fully depreciated assets that have been disposed of. In 2019, this resulted in an adjustment to cost and accumulated depreciation of $1,159 million (2018 – $943 million). The disposals had nil impact on the Consolidated Statements of Income.

NOTE 8: LEASES

ACCOUNTING POLICY

At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;
•	we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•	we have the right to direct the use of the asset.

LESSEE ACCOUNTING

We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:

•	the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
•	any initial direct costs incurred; and
•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•	any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:

•	the non-cancellable period of the lease;
•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset’s estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or rate;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments

Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

LESSOR ACCOUNTING

When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15, Revenue from contracts with customers to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis. All of the leases for which we act as lessor are classified as operating leases.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS

We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

EXPLANATORY INFORMATION

We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings, as well as customer premise equipment. The non-cancellable contract periods for our leases typically range from five to fifteen years.

Operating leases and other rental contracts are for network sites, office premises, and retail outlets across the country. Variable lease payments during 2019 were $22 million. Total rent expense in 2018 was $228 million.

LEASE LIABILITIES

Below is a summary of the activity related to our lease liabilities for the twelve months ended December 31, 2019. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $114 million.

(In millions of dollars)	December 31, 2019

Lease liabilities, beginning of year	1,545

Net additions	335

Interest expense on lease liabilities	61

Interest payments on lease liabilities	(49)

Principal payments of lease liabilities	(167)

Lease liabilities, end of year	1,725

Current liability	230

Long-term liability	1,495

Lease liabilities	1,725

ACCOUNTING POLICY PRIOR TO JANUARY 1, 2019

Prior to the adoption of IFRS 16, leases of property, plant and equipment were recognized as finance leases if we obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases for which we recognized an operating lease expense in operating costs on the Consolidated Statements of Income on a straight-line basis over the term of the lease.

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NOTE 9: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin recognizing amortization on intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

Finite useful lives

We amortize intangible assets with finite useful lives, other than acquired program rights, into depreciation and amortization on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years

Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years’ rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets on our Consolidated Statements of Financial Position, as the rights will be consumed within the next twelve months.

Goodwill

We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING

We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge

An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION

The table below summarizes our intangible assets as at December 31, 2019, 2018, and 2017.

(In millions of dollars)	December 31, 2019				December 31, 2018				December 31, 2017

	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount

Indefinite-life intangible assets:
Spectrum licences	8,331	–	–	8,331	6,600	–	–	6,600	6,600	–	–	6,600
Broadcast licences	333	–	(99)	234	333	–	(99)	234	329	–	(99)	230
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(270)	(14)	136

Finite-life intangible assets:
Customer relationships	1,611	(1,578)	–	33	1,609	(1,562)	–	47	1,609	(1,525)	–	84
Acquired program rights	253	(77)	(5)	171	251	(58)	(5)	188	263	(64)	(5)	194
Total intangible assets	10,948	(1,925)	(118)	8,905	9,213	(1,890)	(118)	7,205	9,221	(1,859)	(118)	7,244
Goodwill	4,144	–	(221)	3,923	4,126	–	(221)	3,905	4,126	–	(221)	3,905
Total intangible assets and goodwill	15,092	(1,925)	(339)	12,828	13,339	(1,890)	(339)	11,110	13,347	(1,859)	(339)	11,149

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The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2019 and 2018.

(In millions of dollars)	December 31, 2018		December 31, 2019
	Net carrying amount	Net additions	Amortization [1]	Net carrying amount

Spectrum licences	6,600	1,731	–	8,331
Broadcast licences	234	–	–	234
Brand names	136	–	–	136
Customer relationships	47	2	(16)	33
	7,017	1,733	(16)	8,734
Acquired program rights	188	60	(77)	171

Total intangible assets	7,205	1,793	(93)	8,905
Goodwill	3,905	18	–	3,923
Total intangible assets and goodwill	11,110	1,811	(93)	12,828

[1]

Of the $93 million of total amortization, $77 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $16 million in depreciation and amortization on the Consolidated Statements of Income.

(In millions of dollars)	December 31, 2017		December 31, 2018
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount
Spectrum licences	6,600	–	–	–	6,600
Broadcast licences	230	4	–	–	234
Brand names	136	–	–	–	136
Customer relationships	84	–	(37)	–	47
	7,050	4	(37)	–	7,017
Acquired program rights	194	54	(58)	(2)	188
Total intangible assets	7,244	58	(95)	(2)	7,205
Goodwill	3,905	–	–	–	3,905
Total intangible assets and goodwill	11,149	58	(95)	(2)	11,110

[1]

Of the $95 million of total amortization, $58 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $37 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2019 to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,160	8,465	Value in use	5	0.5	8.4
Cable	1,808	–	Value in use	5	1.5	7.8
Media	955	235	Fair value less cost to sell	5	2.0	9.8

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2019 or 2018 because the recoverable amounts of the CGUs exceeded their carrying values.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2019, we incurred $139 million (2018 – $210 million) in restructuring, acquisition and other expenses. These expenses in 2019 and 2018 primarily consisted of severance costs associated with the targeted restructuring of our employee base and other contract termination costs.

In 2018, these costs also included certain sports-related contract termination costs.

NOTE 11: FINANCE COSTS

	Years ended December 31
(In millions of dollars)	Note	2019	2018
Interest on borrowings [1]		746	709
Interest on post-employment benefits liability	23	11	14
Loss on repayment of long-term debt	21	19	28
(Gain) loss on foreign exchange		(79)	136
Change in fair value of derivative instruments		80	(95)
Capitalized interest		(19)	(20)
Other		21	21
Finance costs before interest on lease liabilities		779	793
Interest expense on lease liabilities	8	61	–
Total finance costs		840	793

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS

We recognized $79 million in net foreign exchange gains in 2019 (2018 – $136 million in net losses). These gains and losses were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings (see note 17).

These foreign exchange gains (2018 – losses) were partially offset by the $80 million loss related to the change in fair value of derivatives (2018 – $95 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

During the year ended December 31, 2018, after determining we would not be able to exercise our outstanding bond forward derivatives (bond forwards) within the designated time frame, we discontinued hedge accounting and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to “change in fair value of derivative instruments” within finance costs. We subsequently extended the bond forwards and redesignated them as effective hedges. During the year ended December 31, 2019, we exercised these bond forwards. See note 17 for more information on our bond forwards.

NOTE 12: OTHER (INCOME) EXPENSE

	Years ended December 31
(In millions of dollars)	Note	2019	2018
Losses from associates and joint ventures	18	25	–
Other investment income		(35)	(32)
Total other income		(10)	(32)

NOTE 13: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

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Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or
•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2019	2018
Total current tax expense	269	483
Deferred tax expense:
Origination of temporary differences	466	275
Revaluation of deferred tax balances due to legislative changes	(23)	–
Total deferred tax expense	443	275
Total income tax expense	712	758

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the income tax expense for the year.

	Years ended December 31
(In millions of dollars, except rates)	2019	2018
Statutory income tax rate	26.7%	26.7%
Income before income tax expense	2,755	2,817
Computed income tax expense	736	752
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	–	5
Non-deductible portion of equity losses	7	1
Income tax adjustment, legislative tax change	(23)	–
Non-taxable portion of capital gains	(2)	(9)
Other	(6)	9
Total income tax expense	712	758
Effective income tax rate	25.8%	26.9%

DEFERRED TAX ASSETS AND LIABILITIES

Below is a summary of the movement of net deferred tax assets and liabilities during 2019 and 2018.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
December 31, 2018	(1,145)	(1,192)	(66)	29	(515)	(21)	(2,910)
Effect of IFRS 16 adoption (see note 2)	–	–	–	–	–	9	9
(Expense) recovery in net income	(221)	(126)	2	(17)	(55)	(26)	(443)
(Expense) recovery in other comprehensive income	–	–	(104)	–	–	11	(93)

December 31, 2019	(1,366)	(1,318)	(168)	12	(570)	(27)	(3,437)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
December 31, 2017	(1,060)	(1,075)	(126)	18	(418)	40	(2,621)
(Expense) recovery in net income	(85)	(117)	(3)	11	(97)	16	(275)
Recovery (expense) in other comprehensive income	–	–	63	–	–	(77)	(14)

December 31, 2018	(1,145)	(1,192)	(66)	29	(515)	(21)	(2,910)

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2019	2018
Realized and accrued capital losses in Canada that can be applied against future capital gains	41	98
Tax losses in foreign jurisdictions that expire between 2023 and 2038	67	68
Deductible temporary differences in foreign jurisdictions	41	25
Total unrecognized temporary differences	149	191

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 14: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2019	2018
Numerator (basic) – Net income for the year	2,043	2,059
Denominator – Number of shares (in millions):
Weighted average number of shares outstanding – basic	512	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1
Weighted average number of shares outstanding – diluted	513	516
Earnings per share:
Basic	$3.99	$4.00
Diluted	$3.97	$3.99

For the years ended December 31, 2019 and 2018, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2019 was reduced by $6 million (2018 – $2 million) in the diluted earnings per share calculation.

For the year ended December 31, 2019, there were 1,077,875 options out of the money (2018 – 37,715) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

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NOTE 15: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

Accounts receivable represent amounts owing to us that are currently due and collectible. We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	Note	2019	2018
Customer accounts receivable		1,579	1,529
Other accounts receivable		785	762
Allowance for doubtful accounts	15	(60)	(55)
Total accounts receivable		2,304	2,236

We have retrospectively reclassified $23 million as at December 31, 2018 and January 1, 2019 related to our wireless financing programs from “accounts receivable” to “other current assets” as the collection time frame of the amounts differs from accounts receivable.

NOTE 16: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for Wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2019	2018
Wireless devices and accessories	380	399
Other finished goods and merchandise	80	67
Total inventories	460	466

Cost of equipment sales and merchandise for resale includes $2,496 million of inventory costs for 2019 (2018 – $2,515 million).

NOTE 17: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments.

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method
Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Lease liabilities	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Bond forwards	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]

[1]	Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.
[2]

Derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[3]

Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. Debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI.

[4]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities

We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments

We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives

Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities

Cross-currency interest rate exchange agreements Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

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We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio

Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using bond forwards.

Hedging reserve

The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts

We defer transaction costs and discounts associated with issuing long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve

The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)

We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next twelve months. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within twelve months of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

Contract assets – we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 5).

•

Accounts receivable – we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15).

•

Financing receivables – we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

•

Investments measured at FVTOCI – we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets and accounts receivable, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which it has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write-off accounts receivable when they have been outstanding for a significant period of time.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments’ discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks
Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Bond forwards	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable, our financing receivables, and to our debt, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable and financing receivables on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable

Our accounts receivable do not contain significant financing components and therefore we measure our allowance for doubtful accounts using lifetime expected credit losses related to our accounts receivable. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable. As at December 31, 2019, $464 million (2018 – $477 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is a summary of the aging of our customer accounts receivable.

	As at December 31
(In millions of dollars)	2019	2018
Customer accounts receivable (net of allowance for doubtful accounts)
Less than 30 days past billing date	1,053	970
30-60 days past billing date	274	300
61-90 days past billing date	90	100
Greater than 90 days past billing date	102	104
Total	1,519	1,474

Below is a summary of the activity related to our allowance for doubtful accounts.

	Years ended December 31
(In millions of dollars)	2019	2018
Balance, beginning of year	55	61
Allowance for doubtful accounts expense	238	201
Net use [1]	(233)	(207)
Balance, end of year	60	55

[1]	Includes $17 million of recoveries arising from the sale of fully provided for accounts receivable for the year ended December 31, 2018.

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Derivative instruments

Credit risk related to our debt derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

124     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2019 and 2018.

December 31, 2019 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,238	2,238	2,238	–	–	–
Accounts payable and accrued liabilities	3,033	3,033	3,033	–	–	–
Long-term debt	15,967	16,130	–	2,050	2,353	11,727
Lease liabilities	1,725	2,220	230	413	326	1,251
Other long-term financial liabilities	26	26	–	12	7	7
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,287	1,248	39	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,286)	(1,247)	(39)	–	–
Equity derivative instruments	–	(55)	(55)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	9,903	–	–	1,392	8,511
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(10,780)	–	–	(1,753)	(9,027)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	1,622	1,622	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(1,593)	(1,593)	–	–	–
Net carrying amount of derivatives (asset)	(1,439)
	21,550	22,745	5,476	2,475	2,325	12,469

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2018 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,255	2,255	2,255	–	–	–
Accounts payable and accrued liabilities	3,052	3,052	3,052	–	–	–
Long-term debt	14,290	14,404	900	2,350	2,442	8,712
Other long-term financial liabilities	38	38	1	24	5	8
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,341	1,045	296	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,473)	(1,146)	(327)	–	–
Equity derivative instruments	–	(92)	(92)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	6,920	–	–	1,392	5,528
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,254)	–	–	(1,842)	(6,412)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	1,560	1,560	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(1,601)	(1,601)	–	–	–
Bond forwards	–	87	87	–	–	–
Net carrying amount of derivatives (asset)	(1,500)
	18,135	18,237	6,061	2,343	1,997	7,836

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2019 and 2018.

December 31, 2019 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	735	1,299	1,121	8,763

December 31, 2018 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	658	1,141	913	5,923

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARKET PRICE RISK

Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our investments measured at FVTOCI or our share price will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk – publicly traded investments

We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk – Class B Non-Voting Shares

Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2019, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2019.

INTEREST RATE RISK

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. As at December 31, 2019, 87.2% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2018 – 85.3%).

Sensitivity analysis

Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2019 and 2018 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2019	2018	2019	2018
Share price of publicly traded investments $1 change	–	–	14	14
Expenditure derivatives – change in foreign exchange rate $0.01 change in Cdn$ relative to US$	–	–	7	8
Short-term borrowings 1% change in interest rates	17	17	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2019 and 2018, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net asset (liability) position for our various derivatives.

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets			223	55
Net mark-to-market asset				1,439

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	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Equity derivatives not accounted for as hedges:
As assets	–	–	258	92
Net mark-to-market asset				1,500

Below is a summary of the net cash (payments) proceeds on debt derivatives.

	Years ended December 31
(In millions of dollars)	2019	2018
Proceeds on debt derivatives related to US commercial paper	17,056	19,211
Proceeds on debt derivatives related to credit facility borrowings	564	157
Proceeds on debt derivatives related to senior notes	–	1,761
Total proceeds on debt derivatives	17,620	21,129
Payments on debt derivatives related to US commercial paper	(17,069)	(19,148)
Payments on debt derivatives related to credit facility borrowings	(561)	(157)
Payments on debt derivatives related to senior notes	–	(1,436)
Total payments on debt derivatives	(17,630)	(20,741)
Net (payments) proceeds on settlement of debt derivatives	(10)	388

Below is a summary of the changes in fair value of our derivative instruments for 2019 and 2018.

Year ended December 31, 2019 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,332	41	(87)	122	92	1,500
Proceeds received from settlement of derivatives	–	(17,620)	–	(1,194)	(15)	(18,829)
Payment on derivatives settled	–	17,630	111	1,124	–	18,865
Increase (decrease) in fair value of derivatives	80	(80)	(24)	(51)	(22)	(97)
Derivative instruments, end of year	1,412	(29)	–	1	55	1,439

Mark-to-market asset	1,508	–	–	16	55	1,579
Mark-to-market liability	(96)	(29)	–	(15)	–	(140)
Mark-to-market asset (liability)	1,412	(29)	–	1	55	1,439

Year ended December 31, 2018 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,152	(23)	(64)	(39)	68	1,094
Proceeds received from settlement of derivatives	(1,761)	(19,368)	–	(1,089)	(4)	(22,222)
Payment on derivatives settled	1,436	19,305	–	1,093	–	21,834
Increase (decrease) in fair value of derivatives	505	127	(23)	157	28	794
Derivative instruments, end of year	1,332	41	(87)	122	92	1,500

Mark-to-market asset	1,354	41	–	122	92	1,609
Mark-to-market liability	(22)	–	(87)	–	–	(109)
Mark-to-market asset (liability)	1,332	41	(87)	122	92	1,500

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2019	2018
Current asset	101	270
Long-term asset	1,478	1,339
	1,579	1,609
Current liability	(50)	(87)
Long-term liability	(90)	(22)
	(140)	(109)
Net mark-to-market asset	1,439	1,500

As at December 31, 2019, US$8.4 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2018 – US$6.1 billion). As at December 31, 2019, 100% of our currently outstanding expenditure derivatives have been designated as hedges for accounting purposes (2018 – 100% of our then-outstanding bond forwards and expenditure derivatives). In 2019, we recognized a nil impact to net income related to hedge ineffectiveness (2018 – $10 million decrease).

Debt derivatives

We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, credit facility borrowings, and commercial paper borrowings (see note 19). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings or commercial paper borrowings as hedges for accounting purposes.

During 2019 and 2018, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2019			Year ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	420	1.336	561	125	1.257	157
Debt derivatives settled	420	1.343	564	125	1.256	157
Net cash received (paid)			3			(1)

Commercial paper program
Debt derivatives entered	12,897	1.328	17,127	15,262	1.294	19,751
Debt derivatives settled	12,847	1.329	17,069	14,833	1.291	19,148
Net cash (paid) received			(13)			63

In 2019 and 2018, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued during these years (see note 21). Below is a summary of the debt derivatives we entered to hedge senior notes issued during 2019 and 2018.

(In millions of dollars, except for coupon and interest rates) Effective date		US$		Hedging effect
	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308
2018 issuances
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

During the year, concurrent with the issuances of our US$1,250 million and US$1,000 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $1,676 million and $1,308 million, respectively, from the issuances.

In 2018, concurrent with the issuance of our US$750 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

128     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Bond forwards

During the year ended December 31, 2018, after determining we would not be able to exercise our $900 million notional amount of outstanding bond forwards within the designated time frame, we discontinued hedge accounting and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to “change in fair value of derivative instruments” within finance costs. We subsequently extended the bond forwards and redesignated them as effective hedges.

During the year ended December 31, 2019, we exercised a $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised a $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. We did not enter into or settle any other bond forwards during the years ended December 31, 2019 or 2018. As at December 31, 2019, we have no outstanding bond forwards.

Expenditure derivatives

Below is a summary of the expenditure derivatives we entered and settled during 2019 and 2018 to manage foreign exchange risk related to certain forecast expenditures.

	Years ended December 31
	2019			2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	810	1.321	1,070	720	1.244	896
Expenditure derivatives settled	900	1.249	1,124	840	1.301	1,093

As at December 31, 2019, we had US$990 million of expenditure derivatives outstanding (2018 – US$1,080 million), at an average rate of $1.300/US$ (2018 – $1.241/US$), with terms to maturity ranging from January 2020 to December 2021 (2018 – January 2019 to December 2020). As at December 31, 2019, our outstanding expenditure derivatives maturing in 2020 were hedged at an average exchange rate of $1.30/US$.

Equity derivatives

We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs for stock options, RSUs, and DSUs (see note 25). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. In 2019, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates of April 2020 (from April 2019). The equity derivatives have not been designated as hedges for accounting purposes.

During the year ended December 31, 2019, we settled 0.7 million (2018 – 0.4 million) equity derivatives at a weighted average price of $71.66 (2018 – $61.15) for net proceeds of $16 million (2018 – $4 million).

During 2019, we recognized an expense, net of interest receipts, of $18 million (2018 – $33 million recovery), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As at December 31, 2019, the fair value of the equity derivatives was an asset of $55 million (2018 – $92 million asset), which is included in current portion of derivative instruments.

As at December 31, 2019, we had equity derivatives outstanding for 4.3 million (2018 – 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.76 (2018 – $51.54).

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2019 and 2018 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Below is a summary of the financial instruments carried at fair value.

	As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2019	2018	2019	2018	2019	2018
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,831	1,051	1,831	1,051	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,508	1,354	—	—	1,508	1,354
Debt derivatives not accounted for as cash flow hedges	—	41	—	—	—	41
Expenditure derivatives accounted for as cash flow hedges	16	122	—	—	16	122
Equity derivatives not accounted for as cash flow hedges	55	92	—	—	55	92
Total financial assets	3,410	2,660	1,831	1,051	1,579	1,609
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	96	22	—	—	96	22
Debt derivatives not accounted for as hedges	29	—	—	—	29	—
Bond forwards accounted for as cash flow hedges	—	87	—	—	—	87
Expenditure derivatives accounted for as cash flow hedges	15	—	—	—	15	—
Total financial liabilities	140	109	—	—	140	109

Below is a summary of the fair value of our long-term debt.

	As at December 31
(In millions of dollars)		2019		2018
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	15,967	18,354	14,290	15,110

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2019 and 2018.

NOTE 18: INVESTMENTS

ACCOUNTING POLICY

Investments in publicly traded and private companies

We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:

•	publicly traded companies – at fair value based on publicly quoted prices; and
•	private companies – at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements

An entity is an associate when we have significant influence over the entity’s financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures – when we have the rights to the net assets of the arrangement; and
•	joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

130     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity’s income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2019	2018
Investments in:
Publicly traded companies	1,831	1,051
Private companies	107	145
Investments, measured at FVTOCI	1,938	1,196
Investments, associates and joint ventures	892	938
Total investments	2,830	2,134

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Publicly traded companies

We hold a number of interests in publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc. This year, we recognized realized losses of nil and unrealized gains of $780 million (2018 – nil of realized losses and $414 million of unrealized losses) in other comprehensive income.

INVESTMENTS, ASSOCIATES AND JOINT VENTURES

We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’ Toronto FC, the CFL’s Toronto Argonauts, the AHL’s Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel

Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2019	2018
Current assets	491	489
Long-term assets	3,501	3,303
Current liabilities	(906)	(740)
Long-term liabilities	(1,407)	(1,258)
Total net assets	1,679	1,794
Our share of net assets	851	935
Revenue	2,314	1,903
Expenses	(2,366)	(1,902)
Net (loss) income	(52)	1
Our share of net (loss) income	(24)	–

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

NOTE 19: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at December 31, 2019 and 2018.

	As at December 31
(In millions of dollars)	2019	2018
Accounts receivable securitization program	650	650
US commercial paper program	1,588	1,605
Total short-term borrowings	2,238	2,255

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2019 and 2018.

	Year ended December 31, 2019			Year ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from US commercial paper	12,897	1.328	17,127	15,262	1.294	19,752
Repayment of US commercial paper	(12,876)	1.328	(17,094)	(14,858)	1.295	(19,244)
Net proceeds received from US commercial paper			33			508
Proceeds received from accounts receivable securitization			–			225
Repayment of accounts receivable securitization			–			(225)
Net proceeds received from accounts receivable securitization			–			–
Proceeds received from credit facilities	420	1.336	561	–	–	–
Repayment of credit facilities	(420)	1.343	(564)	–	–	–
Net repayment of credit facilities			(3)			–
Net proceeds received on short-term borrowings			30			508

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

We participate in an accounts receivable securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. As at December 31, 2019, the proceeds of the sales were committed up to a maximum of $1,050 million (2018 – $1,050 million) and the program has a term of November 1, 2020.

	As at December 31
(In millions of dollars)	2019	2018
Trade accounts receivable sold to buyer as security	1,359	1,391
Short-term borrowings from buyer	(650)	(650)
Overcollateralization	709	741

There was no net activity related to our accounts receivable securitization program for the years ended December 31, 2019 and 2018.

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

US COMMERCIAL PAPER PROGRAM

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our Consolidated Statements of Financial Position when they are due within one year from the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2019 and 2018.

	Year ended December 31, 2019			Year ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
US commercial paper, beginning of year	1,177	1.364	1,605	746	1.253	935
Net proceeds received from US commercial paper	21	1.571	33	404	1.257	508
Discounts on issuance [1]	25	1.320	33	27	1.333	36
(Gain) loss on foreign exchange [1]			(83)			126
US commercial paper, end of year	1,223	1.298	1,588	1,177	1.364	1,605

[1]	Included in finance costs.

132     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 17). We have not designated these debt derivatives as hedges for accounting purposes.

NON-REVOLVING CREDIT FACILITY

On April 1, 2019, we entered into a new US$2.2 billion ($2.9 billion) non-revolving credit facility. Subsequently, we borrowed US$420 million ($561 million) and repaid

US$420 million ($564 million) on this facility. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the borrowings under the non-revolving credit facility. We did not designate these debt derivatives as hedges for accounting purposes. On May 3, 2019, we cancelled the non-revolving credit facility.

NOTE 20: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset’s useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan’s main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 10).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	Other	Total
December 31, 2018	36	3	39
Adjustments to existing provisions	7	–	7
Amounts used	(2)	–	(2)
December 31, 2019	41	3	44
Current (recorded in “other current liabilities”)	7	1	8
Long-term	34	2	36

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: LONG-TERM DEBT

				As at December 31
(In millions of dollars, except interest rates)	Due date	Principal amount	Interest rate	2019	2018
Senior notes	2019	400	2.800%	–	400
Senior notes	2019	500	5.380%	–	500
Senior notes	2020	900	4.700%	–	900
Senior notes	2021	1,450	5.340%	1,450	1,450
Senior notes	2022	600	4.000%	600	600
Senior notes	2023	US 500	3.000%	649	682
Senior notes	2023	US 850	4.100%	1,104	1,160
Senior notes	2024	600	4.000%	600	600
Senior notes	2025	US 700	3.625%	909	955
Senior notes	2026	US 500	2.900%	649	682
Senior notes	2029	1,000	3.250%	1,000	–
Senior debentures [1]	2032	US 200	8.750%	260	273
Senior notes	2038	US 350	7.500%	455	478
Senior notes	2039	500	6.680%	500	500
Senior notes	2040	800	6.110%	800	800
Senior notes	2041	400	6.560%	400	400
Senior notes	2043	US 500	4.500%	649	682
Senior notes	2043	US 650	5.450%	844	887
Senior notes	2044	US 1,050	5.000%	1,365	1,433
Senior notes	2048	US 750	4.300%	973	1,022
Senior notes	2049	US 1,250	4.350%	1,624	–
Senior notes	2049	US 1,000	3.700%	1,299	–
				16,130	14,404
Deferred transaction costs and discounts				(163)	(114)
Less current portion				–	(900)

Total long-term debt				15,967	13,390

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2019 and 2018.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2019, were guaranteed by RCCI, ranking equally with all of RCI’s other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 17).

134     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2019 and 2018.

	Year ended December 31, 2019			Year ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	–	–	–	125	1.257	157
Credit facility repayments (US$)	–	–	–	(125)	1.256	(157)
Net borrowings under credit facilities			–			–

Senior note issuances (Cdn$)			1,000			–
Senior note issuances (US$)	2,250	1.326	2,984	750	1.251	938
Total senior note issuances			3,984			938

Senior note repayments (Cdn$)			(1,800)			–
Senior note repayments (US$)	–	–	–	(1,400)	1.258	(1,761)
Total senior note repayments			(1,800)			(1,761)

Net issuance (repayment) of senior notes			2,184			(823)

Net issuance (repayment) of long-term debt			2,184			(823)

	Years ended December 31
(In millions of dollars)	2019	2018
Long-term debt net of transaction costs, beginning of year	14,290	14,448
Net issuance (repayment) of long-term debt	2,184	(823)
(Gain) loss on foreign exchange	(458)	672
Deferred transaction costs incurred	(61)	(18)
Amortization of deferred transaction costs	12	11
Long-term debt net of transaction costs, end of year	15,967	14,290

WEIGHTED AVERAGE INTEREST RATE

As at December 31, 2019, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and bond forwards, was 4.30% (2018 – 4.45%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Our $3.2 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

In 2018, we amended our revolving credit facility to, among other things, extend the maturity date of the $2.5 billion tranche from March 2022 to September 2023 and to extend the maturity date on the $700 million tranche from March 2020 to September 2021.

As at December 31, 2019, we had available liquidity of $1.6 billion (2018 – $1.6 billion) under our $3.3 billion bank and letter of credit facilities (2018 – $4.2 billion), of which we had utilized $0.1 billion (2018 – $1.0 billion) for letters of credit and reserved $1.6 billion to backstop amounts outstanding under our US CP program borrowings (2018 – $1.6 billion).

SENIOR NOTES AND DEBENTURES

We pay interest on all of our fixed-rate senior notes and debentures on a semi-annual basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuance of senior notes

Below is a summary of the senior notes that we issued in 2019 and 2018.

(In millions of dollars, except interest rates and discounts)
Date issued	Principal amount		Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2019 issuances
April 30, 2019		1,000	2029	3.250%	99.746%	1,000	7
April 30, 2019	US	1,250	2049	4.350%	99.667%	1,676	20
November 12, 2019	US	1,000	2049	3.700%	98.926%	1,308	25

2018 issuances
February 8, 2018	US	750	2048	4.300%	99.398%	938	16

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2019 and 2018 US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 17).

Repayment of senior notes and related derivative settlements

Below is a summary of the repayment of our senior notes during 2019 and 2018. There were no debt derivatives associated with the 2019 repayments. The associated debt derivatives for the 2018 repayment were settled at time of repayment.

(In millions of dollars)
Maturity date	Notional amount (US$)	Notional amount (Cdn$)
2019 repayments
March 2019	–	400
November 2019	–	500
September 2020, repaid November 2019	–	900
Total 2019 repayments	–	1,800

2018 repayments
August 2018, repaid April 2018	1,400	1,761

In November 2019, we repaid the entire outstanding principal amount of our $900 million 4.7% senior notes otherwise due in September 2020. For the year ended December 31, 2019, we recognized a $19 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 11).

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion, including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. For the year ended

December 31, 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 11).

PRINCIPAL REPAYMENTS

Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2019.

(In millions of dollars)
2020	–
2021	1,450
2022	600
2023	1,753
2024	600
Thereafter	11,727
Total long-term debt	16,130

TERMS AND CONDITIONS

As at December 31, 2019 and 2018, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2019, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

136     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

NOTE 22: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2019	2018
Deferred pension liability	23	465	373
Supplemental executive retirement plan	23	73	67
Stock-based compensation	25	47	66
Other		29	40
Total other long-term liabilities		614	546

NOTE 23: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – defined benefit pension plans

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;
•	mortality rates for calculating the life expectancy of plan members; and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – defined contribution pension plan

In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2019.

Principal actuarial assumptions

	2019	2018
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	3.2%	3.9%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B scale
Pension expense
Discount rate	3.9%	3.7%
Rate of compensation increase	1.0% to 4.5%, based on employee age	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B scale

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2019	2018
Discount rate
Impact of 0.5% increase	(233)	(196)
Impact of 0.5% decrease	266	224

Rate of future compensation increase
Impact of 0.25% increase	17	16
Impact of 0.25% decrease	(17)	(16)

Mortality rate
Impact of 1 year increase	61	47
Impact of 1 year decrease	(64)	(50)

EXPLANATORY INFORMATION

We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)’s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

During the year ended December 31, 2019, we amended certain of our defined benefit pension plans and recognized a $21 million reduction in past service cost (2018 – $43 million), which was recorded as a reduction of pension expense, included in “operating costs” in the Consolidated Statements of Income.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication, and investment management of the plans;
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•	proposing, considering, and approving amendments to the plans;
•	proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•	reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•	reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•	specifying the kinds of investments that can be held in the plans and monitoring compliance;
•	using asset allocation and diversification strategies; and
•	purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

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Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans.

		As at December 31

(In millions of dollars)	Note	2019	2018

Plan assets, at fair value		2,449	1,965

Accrued benefit obligations		(2,900)	(2,330)
Net deferred pension liability		(451)	(365)

Consists of:

Deferred pension asset		14	8

Deferred pension liability	22	(465)	(373)
Net deferred pension liability		(451)	(365)

Below is a summary of our pension fund assets.

	Years ended December 31

(In millions of dollars)	2019	2018

Plan assets, beginning of year	1,965	1,890

Interest income	81	73

Remeasurements, recognized in other comprehensive income and equity	277	(114)

Contributions by employees	36	39

Contributions by employer	179	148

Benefits paid	(86)	(68)

Administrative expenses paid from plan assets	(3)	(3)

Plan assets, end of year	2,449	1,965

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31

(In millions of dollars)	2019	2018

Accrued benefit obligations, beginning of year	2,330	2,342

Current service cost	121	143

Past service recovery	(21)	(43)

Interest cost	89	85

Benefits paid	(86)	(68)

Contributions by employees	36	39

Remeasurements, recognized in other comprehensive income and equity	431	(168)

Accrued benefit obligations, end of year	2,900	2,330

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31

(In millions of dollars)	2019	2018
Equity securities	1,472	1,149
Debt securities	967	810
Other – cash	10	6

Total fair value of plan assets	2,449	1,965

Below is a summary of our net pension expense. Net interest cost is included in finance costs; other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31

(In millions of dollars)	2019	2018

Plan cost:

Current service cost	121	143

Past service recovery	(21)	(43)

Net interest cost	8	12

Net pension expense	108	112

Administrative expense	4	4

Total pension cost recognized in net income	112	116

Net interest cost, a component of the plan cost above, is included in finance costs and is outlined as follows:

	Years ended December 31

(In millions of dollars)	2019	2018

Interest income on plan assets	(81)	(73)

Interest cost on plan obligation	89	85

Net interest cost, recognized in finance costs	8	12

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31

(In millions of dollars)	2019	2018

Return (loss) on plan assets (excluding interest income)	277	(114)

Change in financial assumptions	(401)	158

Change in demographic assumptions	–	(10)

Effect of experience adjustments	(30)	20

Remeasurement (loss) gain, recognized in other comprehensive income and equity	(154)	54

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31

(In millions of dollars)	2019	2018

Accrued benefit obligation, beginning of year	67	66

Pension expense, recognized in employee salaries and benefits expense	2	2

Net interest cost, recognized in finance costs	3	2

Remeasurements, recognized in other comprehensive income	5	1

Benefits paid	(4)	(4)

Accrued benefit obligation, end of year	73	67

We also have defined contribution plans with total pension expense of $12 million in 2019 (2018 – $8 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2019	2018

Equity securities:

Domestic	12.0%	11.8%	8% to 18%

International	48.1%	46.7%	37% to 67%

Debt securities	39.5%	41.2%	25% to 45%

Other – cash	0.4%	0.3%	0% to 2%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $10 million (2018 – $5 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31

(In millions of dollars)	2019	2018

Employer contribution	179	148

Employee contribution	36	39

Total contribution	215	187

We estimate our 2020 employer contributions to our funded plans to be $145 million. The actual value will depend on the results of the 2020 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2019 is 17 years (2018 – 18 years).

Plan assets recognized an actual net gain of $355 million in 2019 (2018 – $44 million net loss).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $503 million as at December 31, 2019 (2018 – $384 million) associated with post-retirement benefit plans.

NOTE 24: SHAREHOLDERS’ EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400,000,000	• Without par value • Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	• None
RCI Class A Voting Shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
RCI Class B Non-Voting Shares	1,400,000,000	• Without par value	• None

RCI’s Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI’s Articles of Continuance, in order to ensure that Rogers remains qualified to hold the licences referred to above.

140     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

DIVIDENDS

We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

Date declared	Date paid	Dividend per share (dollars)

January 24, 2019	April 1, 2019	0.50

April 18, 2019	July 2, 2019	0.50

June 5, 2019	October 1, 2019	0.50

October 23, 2019	January 2, 2020	0.50

		2.00

January 25, 2018	April 3, 2018	0.48

April 19, 2018	July 3, 2018	0.48

August 15, 2018	October 3, 2018	0.48

October 19, 2018	January 3, 2019	0.48

		1.92

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 22, 2020, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2020, to shareholders of record on March 10, 2020.

NORMAL COURSE ISSUER BID

In April 2019, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2019 NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. RCI security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2018, the TSX accepted a notice of our intention to commence a NCIB program (2018 NCIB) that allowed us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares during the year ended December 31, 2018.

In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. In 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

NOTE 25: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2019 and 2018 and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at the grant date.

	Years ended December 31

	2019	2018

Weighted average fair value	$8.11	$8.42

Risk-free interest rate	1.9%	1.7%

Dividend yield	2.8%	3.3%

Volatility of Class B Non-Voting Shares	16.4%	20.1%

Weighted average expected life	5.5 years	6.2 years

Weighted average time to vest	n/a	2.5 years

Weighted average time to expiry	n/a	10.0 years

Employee exit rate	n/a	4.9%

Suboptimal exercise factor	n/a	1.4

Lattice steps	n/a	50

n/a – no performance-based options were issued during the year ended December 31, 2019.

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

EXPLANATORY INFORMATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31

(In millions of dollars)	2019	2018

Stock options	1	17

Restricted share units	47	51

Deferred share units	4	30

Equity derivative effect, net of interest receipt	18	(33)

Total stock-based compensation expense	70	65

As at December 31, 2019, we had a total liability recognized at its fair value of $220 million (2018 – $252 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $173 million (2018 – $186 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $47 million (2018 – $66 million) and is included in other long-term liabilities (see note 22).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2019 was $106 million (2018 – $112 million).

We paid $84 million in 2019 (2018 – $69 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $70.97 (2018 – $61.84).

STOCK OPTIONS

Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We granted nil performance-based options to certain key executives in 2019 (2018 – 439,435). These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2019, we had 1,068,776 performance options (2018 – 1,575,605) outstanding.

142     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

Summary of stock options

Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2019		Year ended December 31, 2018

(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	2,719,612	$53.22	2,637,890	$49.42

Granted	1,179,160	$72.03	850,700	$58.88

Exercised	(743,977)	$46.56	(679,706)	$45.20

Forfeited	–	–	(89,272)	$55.94

Outstanding, end of year	3,154,795	$61.82	2,719,612	$53.22

Exercisable, end of year	993,645	$52.38	1,059,590	$46.26

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2019.

	Options outstanding			Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$42.85 – $44.99	153,937	4.82	$44.24	153,937	$44.24

$45.00 – $49.99	506,011	4.67	$48.88	442,257	$48.73

$50.00 – $59.99	910,595	7.76	$58.10	265,564	$57.82

$60.00 – $64.99	415,057	7.72	$62.91	122,459	$62.82

$65.00 – $69.99	129,025	9.38	$66.21	9,428	$68.10

$70.00 – $73.00	1,040,170	8.90	$73.00	–	–

	3,154,795	7.56	$61.82	993,645	$52.38

Unrecognized stock-based compensation expense as at December 31, 2019 related to stock-option plans was $6 million (2018 – $8 million) and will be recognized in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS

The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs

We granted 180,896 performance-based RSUs to certain key executives in 2019 (2018 – 263,239). The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs

Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2019	2018
Outstanding, beginning of year	2,218,925	1,811,845
Granted and reinvested dividends	1,013,900	1,217,487
Exercised	(582,314)	(597,015)
Forfeited	(177,737)	(213,392)
Outstanding, end of year	2,472,774	2,218,925

Unrecognized stock-based compensation expense as at December 31, 2019 related to these RSUs was $56 million (2018 – $59 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS

The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Performance DSUs

We granted 29,300 performance-based DSUs to certain key executives in 2019 (2018 – 40,269). The number of units that vest and may be redeemed by the holder three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs

Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31

(In number of units)	2019	2018

Outstanding, beginning of year	2,004,440	2,327,647

Granted and reinvested dividends	110,003	131,051

Exercised	(348,285)	(334,930)

Forfeited	(24,274)	(119,328)
Outstanding, end of year	1,741,884	2,004,440

Unrecognized stock-based compensation expense as at December 31, 2019 related to these DSUs was $1 million

(2018 – $7 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $51 million in 2019 (2018 – $46 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 17) and recognized an $18 million expense (2018 – $33 million recovery) in stock-based compensation expense for these derivatives.

NOTE 26: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2019 and 2018.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation

Compensation expense for key management personnel included in “employee salaries, benefits, and stock-based compensation” was as follows:

	Years ended December 31
(In millions of dollars)	2019	2018

Salaries and other short-term employee benefits	15	13

Post-employment benefits	2	2

Stock-based compensation [1]	20	18
Total compensation	37	33

[1]	Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These directors are:

•	The Hon. David R. Peterson, P.C., Q.C., the non-executive chairman emeritus of Cassels Brock and Blackwell LLP, a law firm that provides legal services to the Company; and
•	Isabelle Marcoux, C.M., the chair of the board of Transcontinental Inc., a company that provides printing services to the Company.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2019	2018	2019	2018
Printing and legal services [1]	6	13	–	–

[1]	The amounts paid for legal services are nominal.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as at December 31, 2019 and 2018:

•	Rogers Communications Canada Inc.; and
•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. They are incorporated in Canada and have the same reporting period for annual financial statements reporting.

144     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements, being primarily MLSE and Glentel. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31

(In millions of dollars)	2019	2018

Revenue	69	86

Purchases	212	197

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31

(In millions of dollars)	2019	2018

Accounts receivable	86	99

Accounts payable and accrued liabilities	24	20

NOTE 27: GUARANTEES

We had the following guarantees as at December 31, 2019 and 2018 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2019 or 2018. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 28: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

COMMITMENTS

Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2019.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total

Player contracts [1]	95	108	45	–	248

Purchase obligations [2]	312	215	92	41	660

Program rights [3]	620	1,111	1,052	830	3,613

Total commitments	1,027	1,434	1,189	871	4,521

[1]	Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[2]	Contractual obligations under service, product, and wireless device contracts to which we have committed.
[3]	Agreements into which we have entered to acquire broadcasting rights for programs and films for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31

(In millions of dollars)	2019

Acquisition of property, plant and equipment	200

Acquisition of intangible assets	63

Commitments related to associates and joint ventures	312

Total other commitments	575

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2019:

Wholesale Internet costing and pricing

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers’ wholesale high-speed access services, including Rogers’ third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. It is anticipated that the appeal will be heard in mid-2020 with a decision thereafter.

Due to the Court’s granting of the interlocutory Stay and Leave to Appeal, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $150 million, representing the impact on a retroactive basis from March 31, 2016 to December 31, 2019. We estimate the ongoing impact would be approximately $11 million per quarter.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

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911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

Income taxes

We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases,

however, requires significant judgment (see note 13) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 29: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31

(In millions of dollars)	2019	2018

Accounts receivable	(174)	(133)

Inventories	7	(31)

Other current assets	(41)	(6)

Accounts payable and accrued liabilities	61	103

Contract and other liabilities	9	(47)

Total change in non-cash operating working capital items	(138)	(114)

CAPITAL EXPENDITURES

	Years ended December 31

(In millions of dollars)	2019	2018

Capital expenditures before proceeds on disposition	2,845	2,815

Proceeds on disposition	(38)	(25)

Capital expenditures	2,807	2,790

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     147

Glossary of selected industry terms

and helpful links

3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key goal of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment.

3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO.

4G (Fourth Generation Wireless): A technology that offers increased voice, video, and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. Also referred to as LTE.

4.5G (Enhanced Fourth Generation Wireless): Evolutionary upgrades to 4G services that enables two to three times the download speeds of 4G technology. 4.5G technology has been designed to support virtual and augmented reality, 4K streaming, and other emerging services.

5G (Fifth Generation Wireless): The proposed next generation of wireless telecommunications standards. We expect 5G technology to result in significantly reduced latency compared to LTE, improvements in signalling efficiency and coverage, and the ability to connect to more devices at once than ever before.

4K - Ultra-High Definition Video: Denotes a specific television display resolution of 4096x2160 pixels. 1920x1080 resolution full-HD televisions present an image of around 2 megapixels, while the 4K generation of screens displays an 8 megapixel image.

ABPU (Average Billings per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless industry to describe the average amount billed to customers per month. ABPU is an indicator of a business’ operating performance.

ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business’ operating performance.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; or (2) an amount or unit of capacity in a telecommunications transmission network. In general, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity.

BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one permanent or temporary residence or dwelling unit or to another such undertaking.

bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

Broadband: Communications service that allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above.

Bundling: Refers to the coupling of independent products or services offered into one retail package.

BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device, as opposed to the traditional means of acquiring one through a term contract.

Cable Telephony (Phone): The transmission of real-time voice communications over a cable network.

Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a period divided by the average number of units on the network in the same period.

CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC.

Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data, and services reside in data centres.

CPE (Customer Premise Equipment): Telecommunications hardware, such as a modem or set-top box, that is located at the home or business of a customer.

CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada.

Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls.

DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.1) enables bonding of multiple channels to allow for download speeds up to 10 Gbps and upload speeds up to 2 Gbps, depending upon how many channels are bonded together.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but uses a different part of the phone line’s bandwidth.

Edge Computing: The process of obtaining, processing, and analyzing data close to the source of its creation, Edge computing eliminates the need for data to travel through a distant server, reducing latency and bandwidth usage.

Fibre Optics: A method for the transmission of information (voice, video, or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification.

FTTH (Fibre-to-the-Home)/FTTP (Fibre-to-the-Premise): Represents fibre optic cable that reaches the boundary of the home or premise, such as a box on the outside wall of a home or business.

GSM (Global System for Mobile Communications): A TDMA-based technology and a member of the “second generation” (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques.

Hertz: A unit of frequency defined as one cycle per second. It is commonly used to describe the speeds at which electronics are driven in the radio industry. MHz (megahertz) is millions of hertz; GHz (gigahertz) is billions of hertz; and THz (terahertz) is trillions of hertz.

Homes Passed: Total number of homes that have the potential for being connected to a cable system in a defined geographic area.

Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or e-mail accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

Hotspot: A Wi-Fi access point in a public place, such as a café, train station, airport, commercial office property, or conference centre.

HSPA (High-Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks.

HUP (Hardware Upgrade): The act of an existing wireless customer upgrading to a new wireless device.

Hybrid Fibre-Coaxial Network Architecture (HFC): A technology in which fibre optic cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, voice, and data) from a distribution facility to a subscriber premise.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically, an ILEC is the traditional phone company and the original local exchange carrier in a given market.

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IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data.

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using IP. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems.

ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) that has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 300 Mbps.

LTE Advanced (LTE-A): A mobile communication standard that represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

M2M (Machine-to-Machine): The wireless inter-connection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these ‘smart objects’ over the Internet, query, change their state, and capture any information associated with them.

MVNO (Mobile Virtual Network Operator): A wireless communications service provider that does not own the wireless network infrastructure through which it provides services to its customers.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third-party leases. An on-net customer can be readily provisioned.

OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media.

Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage.

POPs (Persons of Population): A wireless industry term for population or number of potential subscribers in a market, a measure of the market size. A POP refers to one person living in a population area, which, in whole or in substantial part, is included in the coverage areas.

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services. The fees are often arranged on a term contract basis.

Prepaid: A method of payment for wireless service that requires a subscriber to prepay for a set amount of airtime or data usage in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct-to-disk recording capabilities, which enables video capture and playback to and from a hard disk.

Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions.

SVOD (Subscription Video-on-Demand): Refers to a service that offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users.

TSU (Total Service Unit): In the cable TV industry, this typically refers to television, Internet, and cable telephony subscribers. A subscriber that has purchased television and Internet services is counted as two TSUs. A subscriber that has purchased television, Internet, and cable telephony services is counted as three TSUs, etc.

VOD (Video-on-Demand): A cable service that allows a customer to select and view movies and shows at any time from a library of thousands of titles.

VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using IP. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching, as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks.

Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point.

Helpful links

Canadian Radio-Television and Telecommunications Commission (CRTC)

The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. www.crtc.gc.ca

Innovation, Science and Economic Development Canada (ISED Canada)

ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada’s innovation performance, increase Canada’s share of global trade, and build an efficient and competitive marketplace. www.ic.gc.ca

Federal Communications Commission (FCC)

The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC’s jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. www.fcc.gov

Canadian Wireless Telecommunications Association (CWTA)

The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. www.cwta.ca

The Wireless Association (CTIA)

The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. www.ctia.org

GSM Association (GSMA)

The GSMA is a global trade association representing nearly 800 operators with more than 300 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association’s initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. www.gsma.com

Commission for Complaints for Telecom-television Services (CCTS)

An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone, television, and Internet services. Its structure and mandate were approved by the CRTC. www.ccts-cprst.ca

For a more comprehensive glossary of industry and technology terms, go to rogers.com/glossary

2019 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     149

Corporate and shareholder information

CORPORATE OFFICES

Rogers Communications Inc.

333 Bloor Street East,

Toronto, ON M4W 1G9

416.935.7777

CUSTOMER SERVICE AND

PRODUCT INFORMATION

888.764.3771 or rogers.com

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar:

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, QC H3B 3K3, Canada

416.682.3860 or 800.387.0825

inquiries@astfinancial.com

Duplicate Mailings

If you receive duplicate shareholder mailings from Rogers Communications, please contact AST Trust Company (Canada) as detailed above to consolidate your accounts.

INVESTOR RELATIONS

Institutional investors, securities analysts and others requiring additional financial information can visit investors.rogers.com or contact us at:

647.435.6470 or

416.935.7777 (outside North America)

or investor.relations@rci.rogers.com

CORPORATE PHILANTHROPY

For information relating to Rogers’ various philanthropic endeavours, refer to the “About Rogers” section of rogers.com

SUSTAINABILITY

Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX):

RCI.A – Class A Voting shares

(CUSIP # 775109101)

RCI.B – Class B Non-Voting shares

(CUSIP # 775109200)

New York Stock Exchange (NYSE):

RCI – Class B Non-Voting shares

(CUSIP # 775109200)

DEBT SECURITIES

For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under investors.rogers.com

INDEPENDENT AUDITORS

KPMG LLP

ON-LINE INFORMATION

Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors.rogers.com where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms, and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically.

DIRECT DEPOSIT SERVICE

Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact AST Trust Company (Canada) as detailed earlier on this page.

COMMON STOCK TRADING AND DIVIDEND INFORMATION

	Price RCI.B on TSX			Dividends Declared per Share
2019	High	Low	Close
First Quarter	$73.82	$68.38	$71.87	$0.50
Second Quarter	$72.89	$65.40	$70.10	$0.50
Third Quarter	$71.78	$64.42	$64.53	$0.50
Fourth Quarter	$66.73	$60.06	$64.48	$0.50

Shares Outstanding at December 31, 2019

Class A Voting	111,154,811
Class B Non-Voting	393,770,507

2020 Expected Dividend Dates

Record Date*:	Payment Date*:
March 10, 2020	April 1, 2020
June 10, 2020	July 2, 2020
September 9, 2020	October 1, 2020
December 10, 2020	January 4, 2021

* Subject to Board approval

Unless indicated otherwise, all dividends paid by Rogers Communications are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

DIVIDEND REINVESTMENT PLAN (DRIP)

Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers’ DRIP, please visit https://ca.astfinancial. com/InvestorServices/Search-DRIP or contact AST Trust Company (Canada) as detailed earlier on this page.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at https://ca.astfinancial.com/edelivery. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS

This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties Affecting our Business” and “About Forward-Looking Information” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

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150     |   ROGERS COMMUNICATIONS INC.  2019 ANNUAL REPORT

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